PARKWAY PROPERTIES



2007 Annual Report



Table of Contents

Our operating *Performance* in 2007 was much improved, yet our total return to our shareholders was negative 23.2%. This compares to the NAREIT Equity Index and S&P 500, with returns of negative 15.7% and positive 5.5%, respectively. Our NAREIT office peer group posted a negative total return in 2007 of 19.0%. The negative return in both our stock and REITs in general deserves detailed commentary, which is given below.

Our funds from operations ("FFO") were $4.00 per diluted share in 2007 compared to $4.10 in 2006. Removing the nonrecurring incentive fee from the sale of the Viad building from FFO in 2006, FFO grew by 4.2%. Funds available for distribution ("FAD") were $42.4 million in 2007 compared to $28.9 million in 2006 representing a growth rate of 46.7%. FAD is an important number because, as the name implies, it indicates whether or not a company has enough funds available to cover its dividends (i.e., distributions). In 2007, our FAD exceeded dividends paid to common shareholders by approximately $2.2 million. Our same store net operating income ("NOI") grew 4.3% on a GAAP basis and 6.9% on cash basis. Our occupancy increased from 90.8% at January 1, 2007 to 92.0% at January 1, 2008. Customer retention for 2007 of 72% was in line with our industry-leading ten-year average of 73%. We are about 75% complete with the GEAR UP Plan and are executing on most of the goals of the plan. We are pleased to report that our actual adjusted FAD, the financial performance measure adopted for the GEAR UP Plan, is above the amount projected in our original GEAR UP model for 2006 and 2007.

THE MACRO VIEW

So why did Parkway's stock perform as it did while the fundamentals were all working? In answering this question, it is important to place 2007 into some context or perspective much larger and longer than one year. Real estate is a cyclical business and every ten years or so it peaks due to a variety of economic factors. A strong U.S. economy over the last several years, a healthy global economy, large increases in fund flows into real estate, borrower-friendly debt markets and some blockbuster privatizations, such as Equity Office Properties, all contributed to real estate values reaching a new plateau in February 2007. Shortly thereafter, we saw extraordinary events unfold in the broader financial market which affected the REIT market, including Parkway. The meltdown in the subprime mortgage market and the related drying-up of the collateral mortgage-backed securities ("CMBS") market triggered liquidity issues in the debt markets in the second half of 2007 and garnered the most headlines. Before this meltdown, many lenders had mispriced the risk in making real estate loans and allowed underwriting standards to weaken, which contributed to the peak in value of the REIT index, as well as the private market value. As these mortgage and related products re-priced, many borrowers who were dependent on significant leverage of 80% to 95% could no longer obtain credit and were forced to the sidelines. These borrowers were partly responsible for the run up in asset prices and in their absence, values fell. The overall securities market reacted by selling REIT stocks, resulting in the price of REIT shares, including Parkway, falling and in nearly all cases, much faster than the underlying private market value (or net asset value) of the assets.

REIT valuations were further affected by the heightened fear of a recession. This factor was primarily related to the falling value of residential real estate, such as single-family homes and condominiums, especially in highly volatile markets such as Los Angeles, Phoenix, and substantially all of Florida, as well as a slowing growth rate in the U.S. gross domestic product. With this backdrop, Parkway continued to execute its going-concern strategy. Simply put, we do not need high leverage at the investment level or financial engineering to be successful. In fact,


PARKWAY

2007 WAS A *solid* OPERATING YEAR FOR PARKWAY.

most of our investment level leverage is below 70% and our discretionary fund with Ohio Public Employees Retirement System ("Ohio PERS") (the "Fund") used approximately 60% debt. Combine this with our many unleveraged assets, and you have a financially sound Parkway.

Our market fundamentals were stable throughout 2007. With supply of new office buildings in check and new office jobs created, 2007 was a solid *operating* year for us. America created 1.1 million new jobs in 2007, on top of 1.8 million new jobs in 2006. For Parkway, this translated into improved occupancy to an average of 91.6% during the year, and another large increase in embedded rental rate growth. The chart on page three demonstrates the embedded growth in our portfolio since January of 2001, defined as the difference between our weighted average in place cash rents and the weighted average market rental rate. We have seen the embedded growth increase from $.74 per square foot at the beginning of the GEAR UP Plan to $1.21 per square foot at January 1, 2008. As one can tell, we have the highest "mark to market" rents since 2001, which mirrors the cyclicality of our industry.

Even though our long-term fundamentals are good, the overall outlook for the office market in 2008 remains cautious. Job growth, a proxy for demand for office space, will get most of our attention as the monthly reports continue to show a slower or negative rate of hiring. Continued layoffs from the mortgage industry fallout, affecting mostly major financial markets, will dampen customer demands. With the very high cost of new construction and the corresponding increase in replacement cost rents, we are still able to raise rents in most of our core markets. New supply as a percentage of office stock is less than 3% in Parkway's major markets, and the overall vacancy rate in our markets is hovering around 12.6%. With high leverage and easy credit out of the picture, we should see a benign construction market. This is the opposite of what we experienced in the recession of 2001 and 2002 when we experienced a retraction in demand *and* an increase in supply.

These significant changes *reinforce the benefit of our GEAR UP strategy, whereby we are leveraging our return on investment by earning recurring fees, in addition to the return from the real estate operations, creating value to the going concern in all cycles.* Without the additional fee income, it would be difficult, if not impossible, to invest at an unleveraged internal rate of return above our weighted average cost of capital. In the face of these circumstances, we have maintained our discipline with the only asset purchased in 2007 being purchased within the Fund. New properties came to the market towards the end of the year, and with the highly leveraged and undercapitalized buyers on the sidelines, we were successful in contracting to purchase three new assets on behalf of the Fund for $237 million in early 2008. These acquisitions allowed us to complete the $500 million in investments for the Fund ahead of schedule.

While capitalization rates have moved up (less in the private market than in the public market), our NOI has also increased. Based on these factors, our estimated net asset value ("NAV") stands in a range of $47 to $61 per share as of March 2008, based on capitalization rates of 7% to 8%. Our range is wider this year due to greater ambiguity in the asset sales market. Overall, we believe capitalization rates moved up about 50 basis points during 2007. While it seems difficult to grasp this *deep* discount to NAV at a cognitive level, the market generally prices uncertainty rather swiftly. I take comfort in our solid dividend yield of 7.2% and the quality, hard assets supporting our internal valuation.

Investment Report

We are still executing on the *Asset Recycling* goals of the GEAR UP Plan. In 2007, one property totaling 209,000 square feet was purchased at a cost of $46.5 million by the Fund. Adding the three properties that were purchased subsequent to year end brings the total investment through the Fund to approximately $500 million, which represents 13 properties. The investments for our first Fund are now complete and we move to the operating phase where we believe Parkway has a competitive advantage. The average going-in cap rate for the properties purchased in the Fund is approximately 6.2%, and when the asset management, property management, leasing and construction management fees are included with the return from our 25% ownership of these properties, *the current return to Parkway improves to an estimated average of 9.1%.* This increase in return represents the fees for the operating services and expertise that we provide to the Fund. So whether we are in an economy characterized



AMOUNTS IN BILLIONS
$2.1
$1.8
$1.5
$1.2
$.9
$.6
$.3
$
05
06
07
08*
The shaded area representing the difference between total AUM and wholly-owned AUM, reflects Parkway's transformation to an operator-owner.
THIRD PARTY
UNCONSOLIDATED JOINT VENTURES
CONSOLIDATED JOINT VENTURES
WHOLLY-OWNED
Figures represent undepreciated book cost of assets.
*As of February 29, 2008

ASSETS UNDER MANAGEMENT ("AUM")


$ PER RENTABLE SQUARE FOOT
1.00
0.75
0.50
0.25
0.00
(0.25)
(0.50)
(0.75)
(1.00)
01
02
03
04
05
06
07
08

EMBEDDED GROWTH


70%
70%
73%
72%
03
04
05
06
07

CUSTOMER RETENTION


9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
8.6%
CONSTRUCTION MANAGEMENT FEE
LEASING COMMISSIONS
ASSET MANAGEMENT FEE
PROPERTY MANAGEMENT FEE
PROPERTY NOI
Marginal overhead to manage the Fund is subtracted ratably from fee income

THE FUND

(PARKWAY'S PROJECTED FIRST YEAR CAPITALIZATION RATE INCLUDING FEES AND MARGINAL OVERHEAD)


7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
$
05
06
07
08
Proforma
CONSTRUCTION MANAGEMENT FEE
LEASING COMMISSIONS
PROPERTY MANAGEMENT FEE - THIRD PARTY
ASSET MANAGEMENT FEE
PROPERTY MANAGEMENT FEE - FUND AND JOINT VENTURES

RECURRING FEE INCOME

(EXCLUDING WHOLLY-OWNED ASSETS)

by growth or recession, investing with a good partner and leveraging our operating expertise through the earning of recurring fees allows us to increase our core portfolio in larger and more institutional markets and to increase our earnings potential from the services that we provide. We believe we can replicate this activity going forward and are now actively pursuing a second discretionary fund.

On the disposition front, we completed the sale of two wholly-owned properties totaling 549,000 square feet at a gross sales price of $59.0 million in Knoxville, Tennessee, resulting in a gain for financial reporting purposes of $20.3 million. We retained the property management contract on both buildings. In 2007, we went to market with two portfolios consisting of nine buildings in Richmond and Hampton Roads, Virginia, and three buildings in Columbia, South Carolina. We did not close the sale of either portfolio. The disposition market is the area that has been most impacted by the volatility in the credit markets, as the highly levered buyer that had heretofore set marginal pricing of assets is no longer there. However, it does not mean we give up; indeed, we are already back in the market with a couple of individual assets from these two portfolios. As we lease the other buildings to higher occupancy, we will return to the market with individual or a smaller group of assets. We will keep you updated on our disposition activity throughout 2008.

Capital Allocation

The *Equity Opportunities* goal of the GEAR UP Plan speaks to capital allocation and I would like to spend a moment to share with you my thoughts on our long-standing approach to this very important matter. Capital allocation at Parkway receives weekly, daily, practically constant review by me, our board, our investment team and our entire senior officer group considering many factors, including the overall capital markets, our weighted average cost of capital, our buying criteria which is written and published on our web site, the real estate market and the risks associated with the rate of return. There is not a single metric, magic bullet or right answer. We examine all aspects of each type of investment opportunity whether it is the purchase of a Fund asset, Parkway Common stock, a "B piece" mortgage receivable or a fee simple asset. Each has a current yield and a leveraged and unleveraged internal rate of return that can be measured on a relative and absolute basis. Each also carries a relationship to replacement cost which is still an important underwriting discipline for us. Looking back over 16 years of President's letters that I have written to you gives me a unique perspective on our investment philosophy. I am fortunate to have been a part of devising our original buying criteria in 1994, setting in place our formal investment discipline. Our system of investment checks and balances, such as our due diligence checklists and an analytical approach to capital allocation, followed. I am confident in reporting to you today that the discipline you have become accustomed to

Parkway Properties Office Fund ("The Fund")



PHOENIX
$82,205,000
ORLANDO
$89,554,000
HOUSTON
$46,846,000
CHICAGO
$117,294,200
ATLANTA
$99,131,000
MEMPHIS
$39,002,000
JACKSONVILLE
$24,901,000

TOTAL INVESTMENT BY MARKET

THE FUND, a $500 million discretionary fund, was formed in July 2005 for the purpose of acquiring high-quality multi-tenant office properties. Parkway is a 25% investor in the Fund alongside our 75% investment partner, Ohio PERS. The Fund is capitalized with approximately 40% equity capital and 60% non-recourse, fixed-rate first mortgage debt. The fully invested Fund has diverse holdings in Houston, Phoenix, Atlanta, Chicago, Orlando, Jacksonville and Memphis.

As of February 15, 2008, the total amount invested by the Fund was approximately $500 million. The Fund owns 13 properties with a combined total of 2.7 million square feet that is 87% occupied. On average, the assets in the Fund are expected to earn a going in capitalization rate of 6.2%. The additional asset, property, and construction management fees and leasing commissions that Parkway earns from these assets help to significantly bolster Parkway's return on investment, increasing our initial return to 9.1%. Not only are the fees recurring, they are given a priority or preference in that they are paid prior to the cash flow available for distribution to the Fund investors. Since GEAR UP's inception at the beginning of 2006, Parkway has increased recurring fee income from Fund and joint venture properties from $0.8 million to $3.0 million as of December 31, 2007.


WHEN *implemented* PROPERLY, A GOOD
OPERATOR CAN *expand* INTO *different*
MARKETS *profitably* AND EFFICIENTLY.

from Parkway is alive and well. In fact, last year our investment team, led by our Chief Investment Officer Jim Ingram, underwrote 109 properties, made offers on 49 properties and purchased only one Fund asset! I think this speaks volumes of the discipline we continue to maintain, not only for the Fund but for Parkway's portfolio of wholly-owned assets. Indeed, we have not purchased a wholly-owned asset in two years.

At this writing, we view fund and fund-like investments as the highest priority of our capital allocation because it gives our shareholders the highest risk-adjusted return as measured by internal rate of return and cap rate. Other investment alternatives are available to us but with lesser return or slightly higher risk, so we are principally focused on investments through discretionary funds today.

During 2007, we purchased approximately 688,000 shares of Parkway common stock at an average price of $42.36 per share, which was well below our estimated net asset value.


WE CONTINUE THE
transformation TO
AN OPERATOR-OWNER.

Late in 2007, three assets met the Fund's buying criteria and represented a higher internal rate of return than our common stock, so we contracted to buy these and subsequent to year end purchased $237 million of high-quality office buildings in Orlando, Phoenix and Chicago that met this investment discipline. By buying in the Fund, we continue our transformation from an owner-operator to an operator-owner in the GEAR UP Plan, thus meeting the highest *strategic* as well as *financial* objectives among our capital allocation alternatives.

2008 will be another pivotal year of concentration on *Asset Recycling* and *Equity Opportunities*. Our plans call for the disposition of additional buildings this year. We are primarily pursuing the contribution of these assets into fund-like joint ventures rather than outright sales. While sales in a tough investment climate may appear daunting, we will be patient and thoughtful. In no event will we accept prices that would not be in the best long-term interest of our shareholders simply to meet the timelines of our plan. *These are solid assets that produce good current returns and we are perfectly content to own them for as long as necessary.*

In summary, we completed the balance of the $500 million investment through the Fund with Ohio PERS in early 2008 and are now working hard to establish a second discretionary fund. We are also pursuing, in a measured and calculating manner, the remaining dispositions planned for the GEAR UP Plan through a structure that would be similar in substance to a discretionary fund. We will use the proceeds from these dispositions to fund the highest net present value projects available to us at that time, which we believe today is the purchase of assets through a second discretionary fund.

CAPITAL POSITION

Your Company finished 2007 with a debt to market cap ratio of 56.8%. This increase was primarily due to the decrease in our stock price. Our modified fixed charge coverage ratio of 2.25 in 2007 was flat compared to 2.26 in 2006. Our bank group approved an expansion of our line of credit in December by $96 million in anticipation of completing the Fund purchases. At year end, we had $99 million unused capacity on our unsecured bank line of credit. Subsequent to year end, we purchased $237 million in solid assets with $30 million in Parkway equity and proceeds from three non-recourse first mortgages totaling $142.2 million at an average interest rate of 5.7%. These loans were provided by Babson Capital, an affiliate of Mass Mutual Life Insurance Company. Our Fund partner provided the balance of the funding. We have only one loan maturing in 2008 totaling $40 million, which we intend to pay off either from our line of credit or a bank loan. In 2009, we have only one loan maturing in the amount of $22 million. We have considered husbanding resources and waiting for a better investment market, which on the surface appears prudent, but we believe the best course of action is to make good investments for the long term which meet our disciplined buying criteria as they present themselves. During uncertain times, we will maintain our investment discipline without jeopardizing our balance sheet. If and when sales take place that create excess liquidity, we will use the proceeds to reduce amounts outstanding on our line of credit first, then make the best capital allocation we can.

UNCOMPROMISING FOCUS ON OPERATIONS

Throughout this transformation to an operator-owner, our operating philosophy remains unchanged. We believe that having a strong focus on operations creates opportunities for our Company to grow and become more profitable, as evidenced by the Ohio PERS discretionary fund. Our past experience has shown that a company's operating skills can transcend local markets, and when implemented properly, a good operator can expand into different markets profitably and efficiently. By focusing on putting the best people on the job, goal setting, customer retention, systems and operations, Parkway strengthens its reputation as an operator-owner. The Parkway Profit Chain captures the essence of how we achieve excellent operating performance.


PARKWAY | PROFIT CHAIN
GREAT PEOPLE
GIVE
GREAT CUSTOMER SERVICE
LEADS TO
HIGHER CUSTOMER RETENTION
HIGHER OCCUPANCY
HIGHER NOI
FFO GROWTH
FAD GROWTH
HIGHER DIVIDENDS
PLUS
STOCK PRICE APPRECIATION
EQUALS
TOTAL RETURN

It also takes systems and strategies that can and will be executed effectively. One example of systems that work well is those designed to support our leasing efforts. It is important to have time-tested, as well as innovative, approaches to producing new leases and speeding up the lease renewal process. Over the years Parkway has implemented several new leasing programs that work. Our Broker Bill of Rights, short-form service agreement (others call it a lease) and customer advocacy programs are models in the industry. Our building managers renew customers, which translates to lower tenant improvement costs and higher future profits. This incentive-based system uniquely places their focus on customer retention, which is so important in the office industry.

Leadership: Great People

Another example of systems designed to support our strategy and prepare for the future is the Intern, Boot Camp and Parachute Programs. In 2007, 12 interns joined Parkway from 12 different universities, spending 159 combined weeks tackling some important topics we face in our business. Our Intern Program provides an excellent opportunity for us to evaluate some of the best and brightest people graduating college with an interest in the real estate business, gives them an opportunity to evaluate Parkway's culture to see if it is a fit for them, and gives Parkway the benefit of a fresh look at some important topics, such as capital allocation, customer satisfaction, leasing tactics, and job growth. The Boot Camp Program is the next step, which is hiring great people to learn our business from every angle. On the operating front, they spend time running a property, preparing a budget, being accountable for achievement of that budget and managing people. We have expanded the Boot Camp Program to include other important areas of investment underwriting, corporate finance, accounting and investor relations. A "graduate" of the Boot Camp Program has a great understanding of the business as a whole and is then a candidate to "parachute" into a regional office, taking with them the Parkway culture and an appreciation for all disciplines needed to make operating profit at the building level.

These programs are producing excellent leaders who are running major business segments of our Company today and are preparing to assume much greater responsibility in the future. We are fortunate to have 28 individuals in Parkway today who are participating in the Parachute Program and forming the leadership foundation necessary for our success in the GEAR UP Plan and beyond. We believe that empowering people to deliver great customer service results in a lower employee turnover, which for Parkway was 13.4% in 2007, well below our industry average of approximately 29%.

Sustainability

An important area that I have been remiss in writing to you about recently is all that Parkway has been doing to create sustainable operations or "green" office buildings. We have been cited for our leadership in this area on a national level several times, including winning the NAREIT Leader in the Light Silver Award in November 2007. Parkway was the only office REIT to be recognized this year. This award recognizes company-wide operations which generate substantially improved energy efficiency and expense management. In 2004, Parkway became an ENERGY STAR Leader for establishing an organization-wide energy performance baseline, the first step toward reducing greenhouse gas emissions through superior management. ENERGY STAR is a joint program of the U.S. Environment Protection Agency and the U.S. Department of Energy. Our recognition as an ENERGY STAR



2007 NAREIT Leader in the Light Silver Award

Jack Sullenberger, Senior Vice President of Technical Services and Ron Coffey, Vice President, discuss ways to raise the awareness level and efficacy of our energy conservation programs.

Leader continues to expand, with over 60% of our office buildings ENERGY STAR rated today and we are pursuing this rating programmatically across our entire portfolio. This is an important precursor to achieving an existing building ("EB") LEEDS certification. In 2006, we set the Utility Consumption Conservation program into motion, which comprises the action plan of each individual property to induce conservation. We also created the Energy Impact Analysis, an internal reporting mechanism whereby we monitor energy consumption by trending current to prior comparison of monthly, quarterly and annual cost and consumption figures while taking into account the effects of rate and occupancy fluctuations. This report is presented and discussed on a weekly basis by our officer group and on a monthly basis by property management personnel. It is a critical component in monitoring the progress towards achieving our annual conservation and budgeting goals.

Our success in this area is due to the hard work and dedication of our managers, project administrators and engineers, led by Jack Sullenberger, Senior Vice President, and the Technical Services Team. Jack and many others in our Company are working to produce our first published Sustainability Report during 2008.

CLOSING

As a consequence of our transformation into an operator-owner, our business model continues to evolve. We are using more "intellectual capital" to form funds, which leverages the operating expertise we have developed over a very long period of time. Not every company is capable of forming a discretionary fund, as the provider of the fund's capital looks to the sponsor for many things that can take decades to develop, including a proven track record, integrity, culture, industry leadership and performance. In effect, we are a fiduciary to the fund's capital provider and we have been given their highest "seal of approval"...discretion.

Will Flatt, Chief Operating Officer, Jim Ingram, Chief Investment Officer, Mitch Collins, Chief Financial Officer, and Steve Rogers, Chief Executive Officer.



We recognize that the goals of the GEAR UP Plan are ambitious and will require the full commitment of everyone at Parkway. One overriding principle our management team believes in is the establishment of very high goals. Even if we come up a little short, it beats settling for mediocrity and consistently achieving it. The desire to win is deeply ingrained in our fabric, which is the part of the culture of Parkway that I am most proud.

As of December 31, 2007, we stand two-thirds of the way complete with the GEAR UP Plan. Overall, I would grade us a B for our performance this year in meeting the goals of the plan. The three years of the GEAR UP Plan are a springboard for a longer transformation. Since all transformations take time, the benefits of this transformation will be realized in a gradual, but growing manner, as depicted on the charts showing our assets under management and fee income.

I would like to take a moment to thank Matt Kaplan for his seven years of dedicated service on our Board. Matt will not stand for re-election this year due to his increased duties at Rothschild Realty Managers LLC and otherwise. We will miss Matt's deep knowledge of the investment market, financial acumen, common sense and good humor.

On March 1, 2008, Mitch Collins joined the Parkway senior team as Chief Financial Officer. Mitch brings nearly ten years of Big Four accounting experience, eight years as a public company CFO and extensive knowledge in REIT capital markets. Mitch will bring additional energy to our team and has a great spirit of teamwork and volunteerism. Will Flatt assumed new duties in Parkway as our Chief Operating Officer and will add passion, energy and intellect to the area that runs our economic engine. I would like to thank Mandy Pope for stepping up during this interim period while Will and Mitch transitioned into their new duties. I believe these changes strengthen our senior team and place more emphasis on fund management, capital allocation and operator-owner strategies.

In closing, we are grateful for the support we have received over the years from our shareholders, customers, employees and communities, without whom we could not have accomplished what we have. Thank you for the faith you have placed in us; we pledge to work hard every day to earn it.

Steven G. Rogers

STEVEN G. ROGERS
President and CEO
March 13, 2008

SELECTED FINANCIAL DATA

	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03
	(In thousands, except per share data)				
Operating Data:					
Revenues					
Income from office and parking properties	$ 246,677	$ 210,007	$ 188,486	$ 152,829	$ 134,906
Management company income	1,605	5,329	2,997	3,832	2,136
Total revenues	248,282	215,336	191,483	156,661	137,042
Expenses					
Property operating expenses	114,312	99,130	88,254	70,450	60,370
Depreciation and amortization	77,574	64,655	51,046	35,666	27,116
Operating expense for other real estate properties	5	5	5	22	37
Management company expense	1,188	1,141	607	359	391
General and administrative and other	6,597	4,651	4,468	4,464	4,201
Operating income	48,606	45,754	47,103	45,700	44,927
Other income and expense					
Interest and other income	528	40	255	37	1,718
Equity in earnings of unconsolidated joint ventures	1,008	751	1,496	1,697	2,212
Gain on real estate, joint venture interests and other assets	20,307	17,646	1,039	4,309	10,661
Interest expense	(54,099)	(44,632)	(35,444)	(25,817)	(19,718)
Income before minority interest and discontinued operations	16,350	19,559	14,449	25,926	39,800
Minority interest - unit holders	(2)	(1)	(2)	(2)	(3)
Minority interest - real estate partnerships	3,174	485	(187)	127	-
Income from continuing operations	19,522	20,043	14,260	26,051	39,797
Income from discontinued operations	170	556	2,366	3,464	3,384
Gain on sale of real estate from discontinued operations	-	5,083	4,181	-	-
Net income	19,692	25,682	20,807	29,515	43,181
Change in market value of interest rate swaps	(1,190)	(73)	1,131	(226)	170
Change in unrealized gain (loss) on equity securities	4	75	(79)	-	-
Comprehensive income	$ 18,506	$ 25,684	$ 21,859	$ 29,289	$ 43,351
Net income available to common stockholders:					
Net Income	$ 19,692	$ 25,682	$ 20,807	$ 29,515	$ 43,181
Original issue costs associated with redemption of preferred stock	-	-	-	-	(2,619)
Dividends on preferred stock	(4,800)	(4,800)	(4,800)	(4,800)	(5,352)
Dividends on convertible preferred stock	-	(1,773)	(2,346)	(5,186)	(6,091)
Net income available to common stockholders	$ 14,892	$ 19,109	$ 13,661	$ 19,529	$ 29,119
Net income per common share:					
Basic:					
Income from continuing operations	$ 0.95	$ 0.95	$ 0.50	$ 1.42	$ 2.52
Discontinued operations	0.01	0.39	0.47	0.31	0.33
Net income	$ 0.96	$ 1.34	$ 0.97	$ 1.73	$ 2.85
Diluted:					
Income from continuing operations	$ 0.94	$ 0.93	$ 0.50	$ 1.40	$ 2.46
Discontinued operations	0.01	0.39	0.46	0.30	0.33
Net income	$ 0.95	$ 1.32	$ 0.96	$ 1.70	$ 2.79
Book value per common share (at end of year)	$ 25.09	$ 27.42	$ 27.42	$ 26.44	$ 26.09
Dividends per common share	$ 2.60	$ 2.60	$ 2.60	$ 2.60	$ 2.60
Weighted average shares outstanding:					
Basic	15,482	14,306	14,065	11,270	10,224
Diluted	15,648	14,487	14,233	11,478	10,453
Balance Sheet Data:					
Office and parking investments, net of depreciation	$ 1,314,602	$ 1,303,213	$ 1,040,929	$ 820,807	$ 728,695
Investment in unconsolidated joint ventures	11,236	11,179	12,942	25,294	20,026
Total assets	1,535,794	1,512,346	1,188,342	931,188	802,308
Notes payable to banks	212,349	152,312	150,371	104,618	110,075
Mortgage notes payable	714,501	696,012	483,270	353,975	247,190
Total liabilities	1,015,346	931,724	701,010	511,802	394,287
Preferred stock	57,976	57,976	57,976	57,976	57,976
Convertible preferred stock	-	-	28,122	28,122	68,000
Stockholders' equity	439,908	490,306	474,516	415,648	407,980

BUSINESS

Overview

Parkway Properties, Inc. is a real estate investment trust ("REIT") specializing in the operation, leasing, acquisition and ownership of office properties. The Company performs these services for its own account and for other institutional investors through co-ownership structures such as discretionary funds and/or partnerships. The terms "we," "us," "our," "Parkway," or the "Company" refer to Parkway Properties, Inc. individually or together with its subsidiaries. The Company is geographically focused on the Southeastern and Southwestern United States and Chicago, primarily because these markets have experienced high population and employment growth and are expected to continue to do so in the foreseeable future. Parkway and its predecessors have been public companies engaged in the real estate business since 1971, and the management team has had experience managing a public real estate company through all phases of the real estate business cycle. As part of its strategy, the Company places an emphasis on property operations and customer satisfaction with an ultimate goal of achieving a high level of customer retention. The Company is self-administered, in that it provides its own investment and administrative services internally through its own employees. The Company is also self-managed, as it internally provides the management, maintenance and other real estate services that its properties require through its own employees, such as property managers and engineers and in some cases, leasing professionals. In addition Parkway is self-leased for renewal leases for the majority of its office property portfolio.

At February 15, 2008, Parkway owned or had an interest in 69 office properties located in 11 states with an aggregate of approximately 14.1 million square feet of leasable space. Included in the portfolio are one discretionary fund and several partnership arrangements which encompass 21 properties totaling 3.8 million square feet, representing 27% of the portfolio. With the discretionary fund and/or partnerships, the Company receives fees for asset management, property management, leasing and construction management services and potentially receives incentive fees upon sale if certain investment targets are achieved. Increasing the number of co-investments, and consequently the related fee income, is part of the Company's strategy to transform itself to an operator-owner versus an owner-operator. The strategy highlights the Company's strength in providing excellent service in the operation and acquisition of office properties for investment clients in addition to its direct ownership of real estate assets. Fee-based real estate services are offered through the Company's wholly owned subsidiary, Parkway Realty Services LLC, which also manages and/or leases approximately 1.8 million square feet for third party owners as of February 15, 2008. A significant phase of the transformation to an operator-owner is currently under way through the Company's GEAR UP Plan, which started January 1, 2006 and ends December 31, 2008.

Strategic Planning

Parkway is a focused office REIT with a hands-on, service-oriented approach, a disciplined capital allocation program and a willingness to recycle assets. However, we see the future transformation taking Parkway from being an owner-operator to being an operator-owner. On January 1, 2006, the Company initiated a new three-year operating plan referred to as the "GEAR UP" Plan that will serve as the spring board to transform Parkway from being first an owner of real estate and secondarily an operator of real estate for others to being first an operator of real estate for others that also owns an interest in the real estate. The goals of the GEAR UP Plan are as follows:

- **Great People.** Great customer service starts with hiring great people, training them well and retaining them. It will take great people to accomplish the ambitious goals of the GEAR UP Plan.

- **Equity Opportunities.** Over the last several years management has created a broad array of equity opportunities for Parkway. On the private equity side this includes the use of discretionary funds, such as the fund with Ohio Public Employees Retirement System ("Ohio PERS"), and partnerships. The judicious use of private equity provides a greater return on equity to the public shareholders. Parkway intends to contribute assets from its balance sheet to form new joint ventures and expects these subsequent ventures to be similar to discretionary funds in their duration and economics. On the public equity side, this includes the judicious use of common equity and preferred equity to manage the balance sheet and growth.

- **Asset Recycling.** The Company has demonstrated its willingness in the past to sell assets when management believed the time was right. At the start of the GEAR UP Plan, Parkway identified 25 buildings in twelve markets, totaling approximately 5 million rentable square feet to be part of the asset recycling program. Most of these properties are smaller assets or located in smaller markets that do not fit with the Company strategy of owning larger assets in institutional markets. The dispositions that are planned will help align the Company's portfolio with its current acquisition criteria, which focuses on larger properties in institutional markets. In most cases, Parkway will seek to keep a 10% to 30% joint venture interest in the properties being recycled and retain management and leasing agreements. This is a fluid list of assets based on the Company's evaluation of specific market conditions and review of the portfolio. The other side of Asset Recycling is the reinvestment of proceeds from dispositions into other assets, either owned in the fee-simple format or owned jointly with a partner.

These two goals, **Equity Opportunities and Asset Recycling**, are what combine to transform Parkway from being an owner-operator to being an operator-owner. Management strongly believes that these actions will result in Parkway better leveraging its core strength of operating office properties and will be advantageous for the Company's shareholders over the long term. So whether we are in an economy characterized by growth or recession, purchasing assets with a good partner and leveraging our operating expertise through earning recurring fees allows us to increase our core portfolio in larger and more institutional markets and increase our earnings potential from the services provided.

- **Retain Customers.** Customer retention remains the cornerstone of the Company's business. We believe that our focus on the customer is why partners choose to partner with Parkway. The goal is a customer retention rate of 70% to 75%. The average customer retention rate since the inception of the GEAR UP Plan on January 1, 2006 is 72.5% and we anticipate that the annual customer retention rate for 2008 will be in the range of 70% to 75%.

- **Uncompromising Focus on Operations.** Parkway is reaffirming its commitment to do that which it does best, and that is to operate office properties for maximum returns.

- **Performance.** In the planning process, management first decided what actions to take strategically over the three years of the GEAR UP Plan and secondly, modeled the economic impact of these actions. Given the large component of Asset Recycling in the Plan, management selected a financial metric that would be most appropriate to measure the success of the Plan. This led to the adoption of Cumulative Adjusted Funds Available for Distribution ("Cumulative Adjusted FAD") as the metric for the GEAR UP Plan, with a target of $7.18 per share cumulative over three years. Actual Cumulative Adjusted FAD for 2006 and 2007 exceeded the amount projected by the Company at the beginning of the plan. Management set an internal target for fixed charge coverage before principal payments of 2.5 times as a measure of leverage for the plan. While not a requirement of the plan, this self-imposed target serves to prevent the performance goals being met by adopting an unhealthy over-leveraging of the Company.

For the GEAR UP Plan Parkway is not abandoning the use of Funds from Operations as an operating metric, but rather carrying it a step further to include accountability for capital items and removing the accounting adjustments which are not directly influenced by the operations of its properties. Management believes an Adjusted FAD goal provides an effective alignment with the shareholders by focusing the team on maximizing income from operations while being mindful of capital expenses and ultimately the funds available to cover the dividend. Cumulative Adjusted FAD is calculated as the sum of Adjusted FAD for each of the three years of the plan. The adjustments that will be made to FAD reported each quarter principally include charges for impairment of value and expenses related to the early extinguishment of debt.

Parkway has made progress on its **Asset Recycling** and **Equity Opportunities** goals in 2006 and 2007 as follows:

- **Dispositions.** Parkway sold ten office properties for a gross sales price totaling $153.8 million and recorded a total gain on the sales for financial reporting purposes in the amount of $43.1 million.

- **Fund Acquisitions.** The Fund with Ohio PERS purchased eight office properties at an aggregate contract purchase price of $230.2 million.

- **Fee Simple Purchases.** Parkway purchased One Illinois Center in Chicago, Illinois at a contract purchase price of $198 million.

- **Other Purchases.** Parkway purchased an additional interest in Moore Building Associates, LP, which owns the Toyota Center in Memphis, Tennessee, for $1.4 million raising Parkway's total ownership interest to 75.025%.

- **Equity Offering.** On December 18, 2006, the Company sold 600,000 shares of common stock to Banc of America Securities LLC at a gross offering price of $50.25 per share and a net price of $49.37 per share. The Company used the net proceeds of approximately $29.6 million to repay indebtedness outstanding under a $19.3 million mezzanine loan incurred in connection with the purchase of One Illinois Center and to purchase additional investments in office properties.

- **Stock Buyback.** On August 3, 2007, the Board of Directors authorized the repurchase of up to 1.7 million shares of Parkway's outstanding common stock through July 30, 2008. During 2007, the Company purchased approximately 688,000 shares of Parkway common stock for $29.1 million, at an average price of $42.36 per share.

Discretionary Funds and Partnerships

Parkway intends to continue raising discretionary funds and forming partnerships with select investors. Under the terms of these funds and partnerships, where applicable, Parkway will manage all phases of the investment cycle including acquisition, financing, operations, leasing and dispositions. The Company will receive fees for providing these services. As of December 31, 2007, Parkway had one discretionary fund and five partnership agreements of this nature.

On July 6, 2005, Parkway, through affiliated entities, entered into a limited partnership agreement forming a $500 million discretionary fund (the "Fund") with Ohio PERS for the purpose of acquiring high-quality multi-tenant office properties. Ohio PERS is a 75% investor and Parkway is a 25% investor in the Fund, which is capitalized with approximately 40% of equity capital and 60% of non-recourse, fixed-rate first mortgage debt. The Fund targets acquisitions in the existing core Parkway markets of Memphis, Houston, Phoenix, Atlanta, Chicago, Charlotte, Orlando, Tampa/St. Petersburg, Ft. Lauderdale and Jacksonville. As of December 31, 2007, there was approximately $228 million remaining capacity for Fund office investments. Subsequent to December 31, 2007, the Company purchased three office investments for a total purchase price of $236.6 million on behalf of the Fund. Estimated closing costs, building improvements, tenant improvements and leasing costs of $14.2 million are anticipated during the first two years of ownership for a total investment of $250.8 million. Of the total investment, $227.4 million will represent investments by the Fund and $23.4 million will represent an additional investment by Parkway. Therefore, as of February 15, 2008, the Fund was fully invested. With the Fund with Ohio PERS fully invested, management is now focused on establishing a second discretionary fund.

The Fund targets properties with a leveraged internal rate of return of greater than 11%. Parkway serves as the general partner of the Fund and provides asset management, property management, leasing and construction management services to the Fund, for which it is paid market-based fees. After each partner has received a 10% annual cumulative preferred return and a return of invested capital, 20% of the excess cash flow will be paid to the general partner and 80% will be paid to the limited partners. Through its general partner and limited partner ownership interests, Parkway may receive a distribution of the cash flow equivalent to 40%. Parkway had three years to identify and acquire properties for the Fund (the "Commitment Period"), with funds contributed as needed to close acquisitions. Parkway exclusively represents the Fund in making acquisitions within the target markets and within certain predefined criteria. Parkway will not be prohibited from making fee-simple or joint venture acquisitions in markets outside of the target markets, acquiring properties within the target markets that do not meet the fund's specific criteria or selling or joint venturing any currently owned properties. The term of the Fund is seven years from the expiration of the Commitment Period, with provisions to extend the term for two additional one-year periods.

Third Party Management

The Company benefits from a fully integrated management infrastructure, provided by its wholly-owned management subsidiary, Parkway Realty Services LLC ("Parkway Realty"). In addition to the Company's owned properties, Parkway Realty currently manages and/or leases approximately 5.6 million net rentable square feet for third-party owners, joint venture interests and Fund properties. The Company intends to expand its third party fee business through funds or similar ventures.

Financing Strategy

The Company expects to continue seeking fixed rate, non-recourse mortgage financing with maturities from five to ten years typically amortizing over 25 to 30 years on select office building investments as additional capital is needed. The Company targets a debt to total market capitalization ratio at a percentage in the range of 45% to 50%. This ratio may vary at times pending the timing of acquisitions, sales and/or sales of equity securities. In addition, volatility in the price of the Company's common stock may affect the debt to total market capitalization ratio. However, over time the Company plans to maintain a percentage in the range of 45% to 50%. The Company calculates this ratio by including its proportionate share of any debt on assets held in funds and partnerships. In addition to this debt ratio, the Company monitors interest, fixed charge and modified fixed charge coverage ratios. In connection with the GEAR UP Plan, management set an internal target for the modified fixed charge coverage ratio of 2.5 times as a measure of leverage for the plan. While not a requirement of the plan, this self-imposed target serves to prevent the performance goals being met by adopting an unhealthy over-leveraging of the Company. Management believes the debt to market capitalization, interest coverage, fixed charge coverage and modified fixed charge coverage ratios provide useful information on total debt levels as well as the Company's ability to cover interest, principal and/or preferred dividend payments with current income. As of December 31, 2007, Parkway's debt to total market capitalization rate was 56.8%, which is higher than the Company's target range of 45% to 50%. The increase in the rate was due primarily to a stock price decrease.

Parkway may, in appropriate circumstances, acquire one or more properties in exchange for Parkway's equity securities. Parkway has no set policy as to the amount or percentage of its assets which may be invested in any specific property. Rather than a specific policy, Parkway evaluates each property in terms of whether and to what extent the property meets Parkway's investment criteria and strategic objectives. Parkway has no present intentions of underwriting securities of other issuers. The strategies and policies set forth above were determined, and are subject to review by, Parkway's Board of Directors which may change such strategies or policies based upon their evaluation of the state of the real estate market, the performance of Parkway's assets, capital and credit market conditions, and other relevant factors. Parkway provides annual reports to its stockholders that contain financial statements audited by Parkway's independent public accountants.

Capital Allocation

The **Equity Opportunities** goal of the GEAR UP Plan speaks to capital allocation and the Company's long standing approach to this very important matter. Capital allocation receives constant review by management and the Board of Directors considering many factors including the capital markets, our weighted average cost or capital, buying criteria (written and published), the real estate market and management of the risk associated with the rate of return. We examine all aspects of each type of investment whether it is a Fund asset, Parkway common stock, a mortgage loan receivable or a fee simple purchase. Each carries a relationship to replacement cost which is still an important underwriting discipline for us. Each has a current yield and a leveraged and unleveraged internal rate of return that can be measured on a relative and absolute basis. Currently, management views the Fund and similar ventures as the highest priority of our capital allocation because it produces the highest risk adjusted return as measured by internal Rate of Return and current cash return. Other investment alternatives are available to us but with lesser return or slightly higher risk so we are principally focused on Funds or similar ventures at the present time.

Industry Segments

Parkway's primary business is the operation and ownership of office properties. The Company accounts for each office property or groups of related office properties as an individual operating segment. Parkway has aggregated its individual operating segments into a single reporting segment due to the fact that the individual operating segments have similar operating and economic characteristics.

The individual operating segments exhibit similar economic characteristics such as being leased by the square foot, sharing the same primary operating expenses and ancillary revenue opportunities and being cyclical in the economic performance based on current supply and demand conditions. The individual operating segments are also similar in that revenues are derived from the leasing of office space to customers and each office property is managed and operated consistently in accordance with Parkway's standard operating procedures. The range and type of customer uses of our properties is similar throughout our portfolio regardless of location or class of building and the needs and priorities of our customers do not vary from building to building. Therefore, Parkway's management responsibilities do not vary from location to location based on the size of the building, geographic location or class.

Management Team

Parkway's management team consists of experienced office property specialists with proven capabilities in office property (i) operations; (ii) leasing; (iii) management; (iv) acquisition/disposition; (v) financing; (vi) capital allocation; and (vii) accounting and financial reporting. Parkway's fourteen senior officers have an average of 22 years of real estate industry experience, and have worked together at Parkway for an average of 17 years. Effective March 1, 2008, J. Mitchell Collins will join the Company as Executive Vice President, Chief Financial Officer and Secretary. Mr. Collins joins the Company with eight years of Chief Financial Officer experience with two public real estate companies and ten years of public accounting experience. Management has developed a highly service-oriented operating culture and believes that its focus on operations, proactive leasing, property management and asset management activities will result in higher customer retention and occupancy and will continue to translate into enhanced stockholder value.

Administration

The Company is self-administered and self-managed and maintains its principal executive offices in Jackson, Mississippi. As of January 1, 2008, the Company had 298 employees. The operations of the Company are conducted from approximately 20,000 square feet of office space located at 188 East Capitol Street, One Jackson Place, Suite 1000, Jackson, Mississippi. The building is owned by Parkway and is leased by Parkway at market rental rates.

Available Information

Parkway makes available free of charge on the "Investor Relations" page of its web site, www.pky.com, its filed and furnished reports on Form 10-K, 10-Q and 8-K and all amendments thereto, as soon as reasonably practicable after Parkway electronically files such material with, or furnishes it to, the Securities and Exchange Commission.

The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics and the Charters of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee of the Board of Directors are available on the "Investor Relations" page of Parkway's web site. Copies of these documents are also available free of charge in print upon written request addressed to Investor Relations, Parkway Properties, Inc., One Jackson Place Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39201-2195.

PROPERTIES

General

The Company operates and invests principally in office properties in the Southeastern and Southwestern United States and Chicago, but is not limited to any specific geographical region or property type. As of January 1, 2008, the Company owned or had an interest in 66 office properties comprising approximately 13.0 million square feet of office space located in 11 states.

Property acquisitions in 2007, 2006 and 2005 were funded through a variety of sources, including:

a. Cash reserves and cash generated from operating activities,

b. Sales of non-core assets,

c. Sales of office properties,

d. Sales of joint venture interests,

e. Contributions from partners,

f. Fixed rate, non-recourse mortgage financing with maturities ranging from five to ten years,

g. Assumption of existing fixed rate, non-recourse mortgages on properties purchased,

h. Sales of Parkway preferred and common stock, and

i. Advances on bank lines of credit.

Office Buildings

Other than as discussed under "Business", the Company intends to hold and operate its portfolio of office buildings for investment purposes. The Company does not propose any program for the renovation or improvement of any of the office buildings, except as called for under the renewal of existing leases or the signing of new leases or improvements necessary to upgrade recent acquisitions to the Company's operating standards. All such improvements are expected to be financed by cash flow from the portfolio of office properties, advances on bank lines of credit or contributions from partners.

On February 28, 2007, the Company purchased 2.5 acres of land in Jackson, Mississippi for $1.8 million. This land was purchased as part of the Company's plan to develop the 194,000 square foot Class A+ office building known as The Pinnacle at Jackson Place ("The Pinnacle"), adjacent to the Company's headquarters building. The estimated cost of the development is $48.5 million with expected completion in the fall of 2008. The Company has received commitments to lease approximately 70% of the new office space from four major customers. Parkway is considering a joint venture structure for the development whereby Parkway will retain an ownership interest of approximately 20%. The development is designed to utilize benefits available under the Gulf Opportunity Zone Act for new developments in areas affected by Hurricane Katrina. During the year ending December 31, 2007, the Company incurred $13.4 million in development costs for The Pinnacle.

We believe that our insurance coverage contains policy specifications and insured limits that are customary for similar properties, business activities and markets, and we believe our properties are adequately insured. However, an uninsured loss could result in loss of capital investment and anticipated profits.

All office building investments compete for customers with similar properties located within the same market primarily on the basis of location, rent charged, services provided and the design and condition of the improvements. The Company also competes with other REITs, financial institutions, pension funds, partnerships, individual investors and others when attempting to acquire office properties.

The following table sets forth certain information about office properties the Company owned or had an interest in as of January 1, 2008:

Location	Number Of Office Properties(1)	Total Net Rentable Square Feet (in thousands)	% of Total Net Rentable Feet	Average Rent Per Square Foot (2)	Estimated Average Market Rent Per Square Foot (3)	% of Leases Expiring In 2008 (4)	% Leased As of 1/1/2008
Houston, TX	14	2,302	17.7%	$19.68	$22.49	23.4%	97.0%
Chicago, IL	3	2,289	17.6%	30.22	30.43	4.0%	92.8%
Atlanta, GA	9	1,776	13.7%	21.59	21.76	13.8%	92.8%
Memphis, TN	6	1,199	9.2%	20.82	21.50	9.8%	90.9%
Jackson, MS	6	919	7.1%	17.36	18.92	11.0%	89.1%
Columbia, SC	3	867	6.7%	16.22	17.94	6.4%	90.2%
Orlando, FL	4	695	5.3%	21.69	22.42	6.5%	96.0%
Richmond, VA	6	500	3.8%	17.51	17.16	17.2%	69.5%
Jacksonville, FL	4	482	3.7%	18.77	19.22	4.4%	88.4%
Nashville, TN	1	434	3.3%	14.64	19.25	2.4%	85.8%
Phoenix, AZ	2	393	3.0%	25.32	26.13	11.6%	96.1%
Hampton Roads, VA	3	385	3.0%	17.92	19.00	16.8%	92.8%
Charlotte, NC	1	325	2.5%	18.64	20.00	7.3%	95.8%
Ft. Lauderdale, FL	2	215	1.7%	22.52	24.15	12.4%	86.3%
St. Petersburg, FL	1	186	1.4%	20.77	23.00	29.7%	100.0%
Other Markets	1	32	0.3%	8.00	8.00	0.0%	100.0%
	66	12,999	100.0%	$21.52	$22.73	11.7%	92.0%

(1) Includes 48 office properties owned directly and 18 office properties owned through joint ventures.

(2) Average rent per square foot is defined as the weighted average current gross rental rate including expense escalations for leased office space in the building as of January 1, 2008.

(3) Estimated average gross market rent per square foot is based upon information obtained from (i) the Company's own experience in leasing space at the properties; (ii) leasing agents in the relevant markets with respect to quoted rental rates and completed leasing transactions for comparable properties in the relevant markets; and (iii) publicly available data with respect thereto. Estimated average market rent is weighted by the net rentable square feet expiring in each property.

(4) The percentage of leases expiring in 2008 represents the ratio of square feet under leases expiring in 2008 divided by total net rentable square feet.

The following table sets forth scheduled lease expirations for properties owned as of January 1, 2008 on leases executed as of January 1, 2008, assuming no customer exercises renewal options:

Year of Lease Expiration	Number of Leases	Net Rentable Square Feet Expiring (in thousands)	Percent of Total Net Rentable Square Feet	Annualized Rental Amount Expiring (1) (in thousands)	Weighted Expiring Gross Rental Rate Per Net Rentable Square Foot (2)	Weighted Est Avg Market Rent Per Net Rentable Square Foot (3)
2008	330	1,525	11.7%	$ 31,229	$20.48	$21.60
2009	288	1,864	14.3%	40,177	21.55	22.55
2010	288	1,658	12.8%	33,495	20.20	20.95
2011	201	1,879	14.5%	41,906	22.30	23.47
2012	158	1,528	11.8%	32,426	21.22	22.53
2013	60	585	4.5%	12,737	21.79	22.52
Thereafter	127	2,919	22.4%	65,387	22.40	24.13
	1,452	11,958	92.0%	$257,357	$21.52	$22.73

(1) Annualized rental amount expiring is defined as net rentable square feet expiring multiplied by the weighted average expiring annual rental rate per net rentable square foot.

(2) Weighted average expiring gross rental rate is the weighted average rental rate including expense escalations for office space.

(3) Estimated average gross market rent per square foot is based upon information obtained from (i) the Company's own experience in leasing space at the properties: (ii) leasing agents in the relevant markets with respect to quoted rental rates and completed leasing transactions for comparable properties in the relevant markets; and (iii) publicly available data with respect thereto as of January 1, 2008. Estimated average market rent is weighted by the net rentable square feet expiring in each property.

Customers

The office properties are leased to 1,452 customers, which are in a wide variety of industries including banking, insurance, professional services (including legal, accounting, and consulting), energy, financial services and telecommunications. Our largest customer and 25 largest customers accounted for 4.3% and 38.9% respectively, of our annualized rental revenue. The following table sets forth information concerning the 25 largest customers of the properties owned directly or through joint ventures as of January 1, 2008 (in thousands, except square foot data):

Customer	Leased Square Feet (1)	Annualized Rental Revenue (1)	Office Property	Lease Expiration Date
General Services Administration (GSA)	417,892	$ 9,446	(2)	(2)
Blue Cross Blue Shield of Georgia, Inc.	271,712	6,843	Capital City Plaza	(3)
Health Care Service Corporation	263,181	6,374	111 East Wacker	(4)
Cox Enterprises, Inc.	302,432	6,055	(5)	(5)
Regions Financial Corporation	255,495	4,752	(6)	(6)
Young & Rubicam	123,878	4,385	233 North Michigan	(7)
Federal Home Loan Bank of Chicago	135,932	4,152	111 East Wacker	(8)
Nabors Industries/Nabors Corporate Services	204,645	3,993	One Commerce Green	(9)
South Carolina State Government	233,687	3,542	(10)	(10)
United Healthcare Services	60,944	2,992	233 North Michigan	11/12
Forman, Perry, Watkins, Krutz & Tardy	173,355	2,696	(11)	(11)
Clear Channel Communications	73,628	2,624	233 North Michigan	(12)
Schlumberger Technology	155,324	2,561	Schlumberger	(13)
Honeywell	111,686	2,447	Honeywell Building	07/09
DHL Airways	101,330	2,344	One Commerce Green	11/08
Golin-Harris Communications, Inc.	66,864	2,246	111 East Wacker	07/12
Federal Express	100,410	2,111	(14)	(14)
Bank of America, NA	193,107	2,094	(15)	(15)
Extra Space Storage	91,200	2,067	Moore Building	04/15
Louisiana-Pacific Corporation	104,807	1,997	Bank of America Plaza	12/15
Motorola, Inc.	68,473	1,882	233 North Michigan	03/11
Stein Mart, Inc.	100,685	1,872	Stein Mart Building	02/11
Shefsky & Froelich, Ltd.	68,936	1,751	111 East Wacker	05/15
The Meridian Resource Corporation	78,001	1,716	1401 Enclave	09/11
URS Corporation	59,512	1,696	(16)	(16)
	3,817,116	$84,638		
Total Rentable Square Footage (1)	12,998,550			
Total Annualized Rental Revenue (1)	$217,488			

(1) Annualized Rental Revenue represents the gross rental rate (including escalations) per square foot as of January 1, 2008, multiplied by the number of square feet leased by the customer. Annualized rent for customers in unconsolidated joint ventures is calculated based on our ownership interest. However, leased square feet represents 100% of square feet leased through direct ownership or through joint ventures.

(2) GSA occupies 417,892 square feet in 15 properties under separate leases that expire as follows: 189,316 square feet in November 2009, 30,909 square feet in July 2010, 26,856 square feet in December 2008, 23,687 square feet in March 2013, 22,973 square feet in January 2013, 21,384 square feet in May 2010, 21,143 square feet in September 2012, 17,112 square feet in January 2010, 13,427 square feet in November 2017, 11,059 square feet in June 2017, 10,164 square feet in June 2008, 8,603 square feet in June 2013, 5,471 square feet in October 2012, 5,155 square feet in November 2011, 4,830 square feet in March 2008, 3,043 square feet in April 2014, 1,848 square feet in December 2015, and 912 square feet in January 2009.

(3) Blue Cross Blue Shield of Georgia, Inc. occupies 271,712 square feet expiring in June 2014 with a cancellation option in June 2012.

(4) Health Care Service Corporation occupies 263,181 square feet in one property under two leases expiring as follows: 202,086 square feet in March 2017 and 61,095 square feet in March 2012.

(5) Cox Enterprises, Inc. occupies 302,432 square feet in two properties under separate leases that expire as follows: 193,043 square feet in August 2010, 79,790 square feet in December 2008, 19,209 square feet in June 2010 and 10,390 square feet in April 2009.

(6) Regions Financial Corporation occupies 255,495 square feet in three properties under separate leases that expire as follows: 227,738 square feet in March 2016, 16,538 square feet in October 2011, 3,916 square feet in November 2010, 3,197 square feet in July 2010, 2,123 square feet in November 2009 and 1,983 square feet in September 2009.

(7) Young & Rubicam occupies 123,878 square feet expiring in November 2011 with a cancellation option on November 30, 2009.

(8) Federal Home Loan Bank of Chicago occupies 135,932 square feet expiring in July 2011 with a cancellation option on December 31, 2008.

(9) Nabors Industries occupies 204,645 square feet expiring as follows: 189,757 square feet expiring in December 2008, 12,519 square feet expiring in December 2009, and 2,369 square feet expiring in February 2010.

(10) South Carolina Government Agencies occupy 233,687 square feet in three properties under separate leases that expire as follows: 133,436 square feet in June 2010, 45,962 square feet in September 2009, 28,165 square feet in February 2014, 15,711 square feet in June 2011, 7,007 square feet in December 2008, 2,608 square feet in June 2009, 448 square feet in August 2008 and 350 square feet on a month-to-month lease. The Budget and Control Board's 119,383 square foot lease contains a cancellation option available every June 30th, and the SC Dept. of Commerce's 44,587 square foot lease contains a cancellation option available every August 1st.

(11) Forman, Perry, Watkins, Krutz & Tardy occupy 173,355 square feet in two properties and the leases expire as follows: 162,731 square feet in December 2011 and 10,624 square feet in July 2009 with certain cancellation rights which began July 2007. Customer also has certain cancellation rights pending changes in litigation legislation.

(12) Clear Channel Communications occupies 73,623 square feet expiring as follows: 73,353 square feet in July 2014 and 275 square feet on a month-to-month lease.

(13) Schlumberger Technology occupies 155,324 square feet expiring in February 2012 with a cancellation option on December 31, 2008.

(14) Federal Express occupies 100,410 square feet in four properties under separate leases that expire as follows: 44,494 square feet in October 2015, 43,738 square feet in September 2015, 10,036 square feet in September 2008, 1,380 square feet in August 2008 and 762 square feet in December 2009.

(15) Bank of America, NA occupies 193,107 square feet in two properties under separate leases that expire as follows: 180,530 square feet in March 2012 and 12,577 square feet in June 2014.

(16) URS Corporation occupies 59,512 square feet in two properties under separate leases that expire as follows: 56,164 square feet in April 2016 and 3,348 square feet in February 2011.

Non-Core Assets

Since January 1, 1996, Parkway has pursued a strategy of liquidating its non-core assets and using the proceeds from such sales to acquire office properties, pay down short-term debt and repurchase its own stock. The Company defines non-core assets as all assets other than office and parking properties, which at December 31, 2007 consisted of undeveloped land. The book value of the land, which is available for sale, was $1.5 million as of December 31, 2007 with a carrying cost of approximately $5,000 annually.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock ($.001 par value) is listed and trades on the New York Stock Exchange under the symbol "PKY". The number of record holders of the Company's common stock at January 1, 2008, was 2,476.

As of February 22, 2008, the last reported sales price per common share on the New York Stock Exchange was $35.14. The following table sets forth, for the periods indicated, the high and low last reported sales prices per share of the Company's common stock and the per share cash distributions paid by Parkway during each quarter.

	Year Ended December 31, 2007			Year Ended December 31, 2006		
Quarter Ended	High	Low	Distributions	High	Low	Distributions
March 31	$57.70	$51.00	$0.65	$45.89	$40.66	$0.65
June 30	$54.09	$47.10	0.65	45.50	38.70	0.65
September 30	$49.12	$40.58	0.65	49.02	44.85	0.65
December 31	$48.51	$34.85	0.65	53.20	46.26	0.65
			$2.60			$2.60

Common stock distributions during 2007 and 2006 ($2.60 per share) were taxable as follows for federal income tax purposes:

	Year Ended December 31	
	2007	2006
Ordinary income	$1.38	$0.99
Post May 5, 2003 capital gain	0.38	1.17
Unrecaptured Section 1250 gain	0.65	0.44
Return of capital	0.19	-
	$2.60	$2.60

The following table shows the high and low Series D preferred share prices and per share distributions paid for each quarter of 2007 and 2006 reported by the New York Stock Exchange.

	Year Ended December 31, 2007			Year Ended December 31, 2006		
Quarter Ended	High	Low	Distributions	High	Low	Distributions
March 31	$26.60	$25.36	$0.50	$26.20	$25.00	$0.50
June 30	26.50	25.44	0.50	26.00	25.00	0.50
September 30	25.40	23.65	0.50	26.60	25.30	0.50
December 31	25.16	22.75	0.50	26.40	25.42	0.50
			$2.00			$2.60

As of January 1, 2008, there were six holders of record of the Company's 2.4 million outstanding shares of Series D preferred stock. Series D preferred stock distributions during 2007 and 2006 were taxable as follows for federal income tax purposes:

	Year Ended December 31	
	2007	2006
Ordinary income	$1.21	$0.76
Post May 5, 2003 capital gain	0.29	0.90
Unrecaptured Section 1250 gain	0.50	0.34
	$2.00	$2.00

Purchases of Equity Securities by the Issuer

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
10/01/07 to 10/31/07	561[(1)]	$45.90	-	1,245,962
11/01/07 to 11/30/07	176,997	39.50	176,997	1,068,965
12/01/07 to 12/31/07	56,210	38.86	56,210	1,012,755[(2)]
Total	233,768	$39.36	233,207	

(1) As permitted under the Company's equity compensation plan, these shares were withheld by the Company to satisfy tax withholding obligations for employees in connection with the vesting of stock. Shares withheld for tax withholding obligations do not affect the total number of remaining shares available for repurchase under the Company's common stock repurchase plan.

(2) On August 3, 2007, the Board of Directors authorized the repurchase of up to 1.7 million shares of Parkway's outstanding common stock through July 30, 2008. The shares may be purchased in the open market or in privately negotiated transactions, and at times and in amounts the Company deems appropriate. In 2007, the Company purchased 687,245 shares of Parkway common stock for $29.1 million, which equates to an average price of $42.36 per share, with 1,012,755 shares still authorized for repurchase.

Performance Graph

The following graph provides a comparison of cumulative stockholder return for the period from December 31, 2002 through December 31, 2007 among Parkway, the Standard & Poor's 500 Index ("S & P 500") and the NAREIT Equity REIT Total Return Index ("NAREIT Equity"). The stock performance graph assumes an investment of $100 in the shares of Parkway common stock and each index and the reinvestment of any dividends. The historical information set forth below is not necessarily indicative of future performance.

The performance graph and related information shall not be deemed "soliciting material" or deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that the Company specifically incorporates it by reference into such filing.

Value of $100 Invested
(Total Return to Shareholders)



$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
2002
2003
2004
2005
2006
2007
Parkway
NAREIT Equity
S & P 500

	Years Ended December 31					
	2002	2003	2004	2005	2006	2007
Parkway	$ 100.00	$ 126.26	$ 162.74	$ 136.13	$ 182.86	$ 140.31
NAREIT Equity	$ 100.00	$ 137.13	$ 180.44	$ 202.38	$ 273.33	$ 230.44
S & P 500	$ 100.00	$ 128.69	$ 142.68	$ 149.69	$ 173.32	$ 182.84

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Parkway is a self-administered and self-managed REIT specializing in the acquisition, operations, leasing and ownership of office properties. The Company is geographically focused on the Southeastern and Southwestern United States and Chicago. As of February 15, 2008 Parkway owned or had an interest in 69 office properties located in 11 states with an aggregate of approximately 14.1 million square feet of leasable space. Included in the portfolio are 21 properties totaling 3.8 million square feet that are owned jointly with other investors, representing 27% of the portfolio. Under the Company's GEAR UP Plan, which started January 1, 2006 and ends December 31, 2008, it is the Company's goal to transform its strategy from being an owner-operator to being an operator-owner. The strategy highlights the Company's strength in providing excellent service in the operation of office properties in addition to its direct ownership of real estate assets. Fee-based real estate services are offered through the Company's wholly owned subsidiary, Parkway Realty Services LLC, which also manages and/or leases approximately 1.8 million square feet for third party owners as of February 15, 2008. The Company generates revenue primarily by leasing office space to its customers and providing management and leasing services to third-party office property owners (including joint venture interests). The primary drivers behind Parkway's revenues are occupancy, rental rates and customer retention.

Occupancy. Parkway's revenues are dependent on the occupancy of its office buildings. With supply of new office buildings remaining in check and the economy continuing to create new office jobs, 2007 was a solid operating year for Parkway. America created 1.1 million new jobs in 2007, on top of 1.8 million in 2006. For Parkway, this translated into improved occupancy to an average of 91.6% during 2007 and another large increase in embedded rental rate growth. Embedded growth is defined as the difference between our weighted average in place cash rents and the weighted average market rental rate. As of January 1, 2008, occupancy of Parkway's office portfolio was 92.0% compared to 92.3% as of October 1, 2007 and 90.8% as of January 1, 2007. Not included in the January 1, 2008 occupancy rate are 14 signed leases totaling 76,000 square feet, which commence during the first and second quarters of 2008 and will raise Parkway's percentage leased to 92.6%. To combat rising vacancy, Parkway utilizes innovative approaches to produce new leases. These include the Broker Bill of Rights, a short-form service agreement and customer advocacy programs which are models in the industry and have helped the Company maintain occupancy around 92% during a time when the national occupancy rate is approximately 87%. Parkway projects average annual occupancy of approximately 93% during 2008 for its office properties.

Rental Rates. An increase in vacancy rates has the effect of reducing market rental rates and vice versa. Parkway's leases typically have three to seven year terms. As leases expire, the Company replaces the existing leases with new leases at the current market rental rate.

Customer Retention. Keeping existing customers is important as high customer retention leads to increased occupancy, less downtime between leases, and reduced leasing costs. Parkway estimates that it costs five to six times more to replace an existing customer with a new one than to retain the customer. In making this estimate, Parkway takes into account the sum of revenue lost during downtime on the space plus leasing costs, which rise as market vacancies increase. Therefore, Parkway focuses a great deal of energy on customer retention. Parkway's operating philosophy is based on the premise that it is in the customer retention business. Parkway seeks to retain its customers by continually focusing on operations at its office properties. The Company believes in providing superior customer service; hiring, training, retaining and empowering each employee; and creating an environment of open communication both internally and externally with customers and stockholders. Over the past ten years, Parkway maintained an average 73.7% customer retention rate. Parkway's customer retention for the year ending December 31, 2007 was 72% compared to 73% for the year ending December 31, 2006.

Strategic Planning. Parkway is a focused office REIT with a hands-on, service-oriented approach, a disciplined capital allocation program and a willingness to recycle assets. However, we see the future transformation taking Parkway from being an owner-operator to being an operator-owner. On January 1, 2006, the Company initiated a new three-year operating plan referred to as the "GEAR UP" Plan that will serve as the spring board to transform Parkway from being first an owner of real estate and secondarily an operator of real estate for others to being first an operator of real estate for others that also owns an interest in the real estate. The goals of the GEAR UP Plan are as follows:

- **Great People.** Great customer service starts with hiring great people, training them well and retaining them. It will take great people to accomplish the ambitious goals of the Plan.

- **Equity Opportunities.** Over the last several years management has created a broad array of equity opportunities for Parkway. On the private equity side this includes the use of discretionary funds, such as the fund with Ohio PERS, and partnerships. The judicious use of private equity provides a greater return on equity to the public shareholders. Parkway intends to contribute assets from its balance sheet to form new joint ventures and expects these subsequent ventures to be similar to discretionary funds in their duration and economics. On the public equity side, this includes the judicious use of common equity and preferred equity to manage the balance sheet and growth.

- **Asset Recycling.** The Company has demonstrated its willingness in the past to sell assets when management believed the time was right. At the start of the GEAR UP Plan, Parkway identified 25 buildings in twelve markets, totaling approximately 5 million rentable square feet to be part of the asset recycling program. Most of these properties are smaller assets or located in smaller markets that do not fit with the Company strategy of owning larger assets in institutional markets. The dispositions that are planned will help align the Company's portfolio with its current acquisition criteria, which focuses on larger properties in institutional markets. In most cases, Parkway will seek to keep a 10% to 30% joint venture interest in the properties being recycled and retain management and leasing agreements. This is a fluid list of assets based on the Company's evaluation of specific market conditions and review of the portfolio. The other side of Asset Recycling is the reinvestment of proceeds from dispositions into other assets, either owned in the fee-simple format or owned jointly with a partner.

These two goals, **Equity Opportunities** and **Asset Recycling**, are what combine to transform Parkway from being an owner-operator to being an operator-owner. Management strongly believes that these actions will result in Parkway better leveraging its core strength of operating office properties and will be advantageous for the Company's shareholders over the long term. So whether we are in an economy characterized by growth or recession, purchasing assets with a good partner and leveraging our operating expertise through earning recurring fees allows us to increase our core portfolio in larger and more institutional markets and increase our earnings potential from the services provided.

- **Retain Customers.** Customer retention remains the cornerstone of the Company's business and is why partners choose to partner with Parkway. The goal is a customer retention rate of 70% to 75%. The average customer retention rate since the inception of the GEAR UP Plan on January 1, 2006 is 72.5% and we anticipate that the annual customer retention rate for 2008 will be in the range of 70% to 75%.

- **Uncompromising Focus on Operations.** Parkway is reaffirming its commitment to do that which it does best, and that is to operate office properties for maximum returns.

- **Performance.** In the planning process, management first decided what actions to take strategically over the three years of the GEAR UP Plan and secondly, modeled the economic impact of these actions. Given the large component of Asset Recycling in the Plan, management selected a financial metric that would be most appropriate to measure the success of the Plan. This led to the adoption of Cumulative Adjusted Funds Available for Distribution ("Cumulative Adjusted FAD") as the metric for the GEAR UP Plan, with a target of $7.18 per share cumulative over three years. Actual Cumulative Adjusted FAD for 2006 and 2007 exceeded the amount projected by the Company at the beginning of the plan. Management set an internal target for fixed charge coverage before principal payments of 2.5 times as a measure of leverage for the plan. While not a requirement of the plan, this self-imposed target serves to prevent the performance goals being met by adopting an unhealthy over-leveraging of the Company.

For the GEAR UP Plan Parkway is not abandoning Funds from Operations, but rather carrying it a step further to include accountability for capital items and removing the accounting adjustments which are not directly influenced by the operations of its properties. Management believes an Adjusted FAD goal provides an effective alignment with the shareholders by focusing the team on maximizing income from operations while being mindful of capital expenses and ultimately the funds available to cover the dividend. Cumulative Adjusted FAD is calculated as the sum of Adjusted FAD for each of the three years of the plan. The adjustments that will be made to FAD reported each quarter principally include charges for impairment of value and expenses related to the early extinguishment of debt.

Parkway has made progress on its **Asset Recycling** and **Equity Opportunities** goals in 2006 and 2007 as follows:

- **Dispositions.** Parkway sold ten office properties for a gross sales price totaling $153.8 million and recorded a total gain on the sales for financial reporting purposes in the amount of $43.1 million.

- **Fund Acquisitions.** The Fund with Ohio PERS purchased eight office properties at an aggregate contract purchase price of $230.2 million.

- **Fee Simple Purchases.** Parkway purchased One Illinois Center in Chicago, Illinois at a contract purchase price of $198 million.

- **Other Purchases.** Parkway purchased an additional interest in Moore Building Associates, LP, which owns the Toyota Center in Memphis, Tennessee, for $1.4 million raising Parkway's total ownership interest to 75.025%.

- **Equity Offering.** On December 18, 2006, the Company sold 600,000 shares of common stock to Banc of America Securities LLC at a gross offering price of $50.25 per share and a net price of $49.37 per share. The Company used the net proceeds of approximately $29.6 million to repay indebtedness outstanding under a $19.3 million mezzanine loan incurred in connection with the purchase of One Illinois Center and to purchase additional investments in office properties.

- **Stock Buyback.** On August 3, 2007, the Board of Directors authorized the repurchase of up to 1.7 million shares of Parkway's outstanding common stock through July 30, 2008. During 2007, the Company purchased approximately 688,000 shares of Parkway common stock for $29.1 million, which equates to an average price of $42.36 per share.

Discretionary Fund. On July 6, 2005, Parkway, through affiliated entities, entered into a limited partnership agreement forming a $500 million discretionary fund with Ohio PERS for the purpose of acquiring high-quality multi-tenant office properties. Ohio PERS is a 75% investor and Parkway is a 25% investor in the Fund, which is capitalized with approximately 40% of equity capital and 60% of non-recourse, fixed-rate first mortgage debt. The Fund targets acquisitions in the existing core Parkway markets of Memphis, Houston, Phoenix, Atlanta, Chicago, Charlotte, Orlando, Tampa/St. Petersburg, Ft. Lauderdale and Jacksonville. As of December 31, 2007, there was approximately $228 million remaining capacity for Fund office investments. Subsequent to December 31, 2007, the Company purchased three office investments for a total purchase price of $236.6 million on behalf of the Fund. Estimated closing costs, building improvements, tenant improvements and leasing costs of $14.2 million are anticipated during the first two years of ownership for a total investment of $250.8 million. Of the total investment, $227.4 million will represent investments by the Fund and $23.4 million will represent an additional investment by Parkway. Therefore, as of February 15, 2008, the Fund was fully invested. With the Fund with Ohio PERS fully invested, management is now focused on establishing a second discretionary fund.

The Fund targets properties with an anticipated leveraged internal rate of return of greater than 11%. Parkway serves as the general partner of the Fund and provides asset management, property management, leasing and construction management services to the Fund, for which it is paid market-based fees. After each partner has received a 10% annual cumulative preferred return and a return of invested capital, 20% of the excess cash flow will be paid to the general partner and 80% will be paid to the limited partners. Through its general partner and limited partner ownership interests, Parkway may receive a distribution of the cash flow equivalent to 40%. Parkway had three years from the inception date of the Fund to identify and acquire properties (the "Commitment Period"), with funds contributed as needed to close acquisitions. Parkway exclusively represents the Fund in making acquisitions within the target markets and within certain predefined criteria. Parkway will not be prohibited from making fee-simple or joint venture acquisitions in markets outside of the target markets, acquiring properties within the target markets that do not meet the Fund's specific criteria or selling or joint venturing any currently owned properties. The term of the Fund is seven years from the expiration of the Commitment Period, with provisions to extend the term for two additional one-year periods.

Financial Condition

Comments are for the balance sheet dated December 31, 2007 compared to the balance sheet dated December 31, 2006.

Office and Parking Properties. In 2007, Parkway continued the application of its strategy of operating and acquiring office properties, joint venturing interests in office assets, as well as liquidating non-core assets and office assets that either no longer meet the Company's investment criteria or the Company has determined value will be maximized by selling. During the year ended December 31, 2007, total assets increased $23.4 million or 1.6% and office and parking properties and office property development (before depreciation) increased $54.3 million or 3.6%.

Purchases, Improvements and Development

Parkway's investment in consolidated office and parking properties increased $11.4 million net of depreciation, to a carrying amount of $1.3 billion at December 31, 2007 and consisted of 60 office and parking properties and one office property development The primary reason for the increase in office and parking properties relates to the net effect of the purchase of land and an office property, building improvements, development costs, the sale of two office properties, a capital lease for a garage and depreciation recorded during the year.

On February 28, 2007, the Company purchased 2.5 acres of land in Jackson, Mississippi for $1.8 million. This land was purchased as part of the Company's plan to develop the 194,000 square foot Class A+ office building known as The Pinnacle at Jackson Place ("The Pinnacle"), adjacent to the Company's headquarters building. The estimated cost of the development is $48.5 million with expected completion in the fall of 2008. The Company has received commitments to lease approximately 70% of the new office space from four major customers. Parkway is considering a joint venture structure for the development whereby Parkway will retain an ownership interest of approximately 20%. The development is designed to utilize benefits available under the Gulf Opportunity Zone Act for new developments in areas affected by Hurricane Katrina. During the year ending December 31, 2007, the Company incurred $13.4 million in development costs for The Pinnacle.

During the year ending December 31, 2007, the Fund purchased one office property as follows (in thousands):

Office Property	Location	Square Feet	Date Purchased	Purchase Price
Fund Purchase (a):				
1401 Enclave Parkway (a)	Houston, Texas	209	06/14/07	$46,500

(a) Parkway's ownership interest is 25% and this property is included in Parkway's consolidated financial statements.

On September 1, 2007, Parkway entered into a lease for the parking garage known as Parking at Jackson Place, which is adjacent to the Company's headquarters and The Pinnacle in Jackson, Mississippi. The term of the lease is 60 years with a renewal option for an additional 30 years. Since the fair value of the land is greater than 25% of the total value of the property, the Company is accounting for the component of the lease attributable to the land as an operating lease and the component attributable to the building as a capital lease. The garage was recorded at a cost of $4.1 million.

During the year ending December 31, 2007, the Company capitalized building improvements and additional purchase expenses of $43.3 million and recorded depreciation expense of $59.7 million related to its office and parking properties.

Dispositions

During the year ending December 31, 2007, Parkway sold two office properties as follows (in thousands):

Office Property	Location	Square Feet	Date Sold	Gross Sales Price	Gain
First Tennessee Plaza and Cedar Ridge	Knoxville, Tennessee	549	06/29/07	$59,000	$20,260

Mortgage Loan. On November 7, 2007, the Company purchased the B participation piece (the "B piece") of a first mortgage secured by an 844,000 square foot office building in Dallas, Texas known as 2100 Ross for $6.9 million. The B piece was originated by Wachovia Bank, N.A. and has a face value of $10 million and a stated coupon rate of 6.065%. Upon maturity in May 2012, the Company will receive a principal payment of $10 million, which produces a yield to maturity of 15.6%.

Rents Receivable and Other Assets. Rents receivable and other assets increased $9.2 million or 8.4% for the year ending December 31, 2007. The increase is primarily attributable to the increase in earnest money and loan deposits of $5.5 million for the purchase of Gateway Center in Orlando, Florida; Desert Ridge Corporate Center in Phoenix, Arizona and Citicorp Plaza in Chicago, Illinois, all of which closed during the first quarter of 2008.

Intangible Assets, Net. For the year ending December 31, 2007, intangible assets net of related amortization decreased $11.1 million or 13.6% and was primarily due to annual amortization of the existing intangible assets. Parkway accounts for its acquisitions of real estate in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", which requires the fair value of the real estate acquired to be allocated to acquired tangible and intangible assets.

Notes Payable to Banks. Notes payable to banks increased $60.0 million or 39.4% for the year ending December 31, 2007. At December 31, 2007, notes payable to banks totaled $212.3 million and resulted primarily from advances under bank lines of credit to purchase additional properties and to make improvements to office properties, purchase Parkway common stock and retire existing debt offset by proceeds from the sale of assets used to reduce bank lines of credit.

On August 24 2007, the Company entered into an interest rate swap agreement with US Bank. The interest rate swap is for a $30 million notional amount and fixes the 30-day LIBOR interest rate at 4.942%, which equates to a total interest rate of 6.224%, for the period September 4, 2007 through August 31, 2008. The swap serves as a hedge on the variable interest rates on a portion of the borrowings under the Company's $296 million line of credit.

On December 3, 2007, the Company entered into an interest rate swap agreement with JP Morgan. The interest rate swap is for a $50 million notional amount and fixes the 30-day LIBOR interest rate at 4.38%, which equates to a total interest rate of 5.68%, for the period December 31, 2007 through June 30, 2008. The swap agreement serves as a hedge of the variable interest rates on a portion of the borrowings under the Company's $296 million line of credit.

On December 13, 2007, the Company exercised $96 million of the $110 million accordion feature of its existing unsecured line of credit facility with Wachovia Bank. The Company's credit facility increased from $200 million to $296 million and is comprised of a $60 million term loan maturing April 2011 and a $236 million revolving loan maturing in April 2010, which includes rights to a one-year extension at Parkway's discretion with the same terms through April 2011. The interest rate on the credit facility is currently LIBOR plus 130 basis points.

The Company's $296 million unsecured credit facility requires compliance with a number of restrictive financial covenants, including tangible net worth, fixed charge coverage ratio, unencumbered interest coverage ratio, total debt to total asset ratio, secured debt to total asset value ratio, secured recourse debt to total asset value ratio and unencumbered pool restrictions. As of December 31, 2007 the Company was in compliance with these financial covenants.

Mortgage Notes Payable. Mortgage notes payable increased $18.5 million or 2.7% during the year ending December 31, 2007, as a result of the following (in thousands):

	Increase (Decrease)
Placement of mortgage debt by discretionary fund	$ 59,500
Principal paid on early extinguishment of debt	(25,431)
Scheduled principal payments	(15,580)
	$ 18,489

In connection with the purchase of office buildings, the Fund with Ohio PERS placed the following non-recourse first mortgages during 2007:

- On February 9, 2007, the Fund placed a $31.5 million ten-year non-recourse first mortgage with an interest rate of 5.61% in connection with the 2006 purchase of Overlook II in Atlanta, Georgia. Payments during the term will be on an interest only basis and the loan matures on March 1, 2017.

- On June 14, 2007, the Fund placed a $28 million eight-year non-recourse first mortgage with a fixed interest rate of 5.76% in connection with the purchase of 1401 Enclave Parkway in Houston, Texas. Payments during the mortgage term will be on an interest only basis for five years. Monthly principal and interest payments of $164,000 will be made over the remaining term of the loan with a balloon payment due at maturity.

On December 28, 2007, the Company completed the financing facility of The Pinnacle at Jackson Place for a total of $37.6 million. The facility consists of two mortgages, the proceeds of which will be used to complete the construction and long-term financing of the building. One of the mortgages is being funded under the Federal New Markets Tax Credit ("NMTC") program, which provides funding for development in certain geographic areas. The NMTC mortgage consists of a $23.5 million senior loan and a $6 million subordinate loan, both having a stated maturity of December 2047. Additionally, the facility consists of an additional $8.1 million direct loan with the primary arranger of the facility with a stated maturity of December 2047. The NMTC Senior Loan and the Direct Loan bear interest at LIBOR plus 190 basis points during construction; LIBOR plus 175 basis points upon completion of construction and LIBOR plus 150 basis points upon lease-up. The NMTC subordinate loan bears interest at 3%. The Direct Loan can be prepaid without penalty at anytime. The NMTC Senior and Subordinate Loans can be called by the Lender at the end of the seventh year.

The Company expects to continue seeking fixed-rate, non-recourse mortgage financing with maturities from five to ten years typically amortizing over 25 to 30 years on select office building investments as additional capital is needed. The Company targets a debt to total market capitalization rate at a percentage in the range of 45% to 50%. This rate may vary at times pending acquisitions, sales and/or equity offerings. In addition, volatility in the price of the Company's common stock may affect the debt to total market capitalization ratio. However, over time the Company plans to maintain a percentage in the range of 45% to 50%. The Company calculates this ratio by including its proportionate share of any debt on assets held in funds and partnerships. In addition to this debt ratio, the Company monitors interest, fixed charge and modified fixed charge coverage ratios. The interest coverage ratio is computed by comparing the cash interest accrued to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The fixed charge coverage ratio is computed by comparing the cash interest accrued, principal payments made on mortgage loans and preferred dividends paid to EBITDA. The modified fixed charge coverage ratio is computed by comparing cash interest accrued and preferred dividends paid to EBITDA. In connection with the GEAR UP Plan, management set an internal target for the modified fixed charge coverage ratio of 2.5 times as a measure of leverage for the plan. While not a requirement of the plan, this self-imposed target serves to prevent the performance goals being met by adopting an unhealthy over-leveraging of the Company. Management believes the debt to market capitalization, interest coverage, fixed charge coverage and modified fixed charge coverage ratios provide useful information on total debt levels as well as the Company's ability to cover interest, principal and/or preferred dividend payments with current income. As of December 31, 2007, Parkway's debt to total market capitalization rate was 56.8%, which is higher than the Company's target range of 45% to 50%. The increase in the rate was due primarily to a stock price decrease.

The computation of the interest, fixed charge and modified fixed charge coverage ratios and the reconciliation of net income to EBITDA are as follows for the year ended December 31, 2007 and 2006 (in thousands):

	Year Ended December 31	
	2007	2006
Net income	$ 19,692	$ 25,682
Adjustments to net income:		
Interest expense	52,527	43,532
Amortization of financing costs	1,202	1,100
Prepayment expenses - early extinguishment of debt	370	-
Depreciation and amortization	77,575	65,237
Amortization of share based compensation	1,521	863
Gain on sale of joint venture interests, real estate and other assets	(20,307)	(22,729)
Tax expense	(27)	30
EBITDA adjustments - unconsolidated joint ventures	1,255	2,203
EBITDA adjustments – minority interest in real estate partnerships	(16,709)	(3,803)
EBITDA (1)	$117,099	$112,115
Interest coverage ratio:		
EBITDA	$117,099	$112,115
Interest expense:		
Interest expense	$ 52,527	$ 43,532
Capitalized interest	242	-
Interest expense - unconsolidated joint ventures	513	1,015
Interest expense – minority interest in real estate partnerships	(6,133)	(1,479)
Total interest expense	$ 47,149	$ 43,068
Interest coverage ratio	2.48	2.60
Fixed charge coverage ratio:		
EBITDA	$117,099	$112,115
Fixed charges:		
Interest expense	$ 47,149	$ 43,068
Preferred dividends	4,800	6,573
Principal payments (excluding early extinguishment of debt)	15,580	15,366
Principal payments - unconsolidated joint ventures	50	45
Principal payments – minority interest in real estate partnerships	(313)	(222)
Total fixed charges	$ 67,266	$ 64,830
Fixed charge coverage ratio	1.74	1.73
Modified fixed charge coverage ratio:		
EBITDA	$117,099	$112,115
Modified Fixed charges:		
Interest expense	$ 47,149	$ 43,068
Preferred dividends	4,800	6,573
Total fixed charges	$ 51,949	$ 49,641
Modified fixed charge coverage ratio:	2.25	2.26

(1) Parkway defines EBITDA, a non-GAAP financial measure, as net income before interest, income taxes, depreciation, amortization, losses on early extinguishment of debt and other gains and losses. EBITDA, as calculated by us, is not comparable to EBITDA reported by other REITs that do not define EBITDA exactly as we do.

The Company believes that EBITDA helps investors and Parkway's management analyze the Company's ability to service debt and pay cash distributions. However, the material limitations associated with using EBITDA as a non-GAAP financial measure compared to cash flows provided by operating, investing and financing activities are that EBITDA does not reflect the Company's historical cash expenditures or future cash requirements for working capital, capital expenditures or the cash required to make interest and principal payments on the Company's outstanding debt. Although EBITDA has limitations as an analytical tool, the Company compensates for the limitations by only using EBITDA to supplement GAAP financial measures. Additionally, the Company believes that investors should consider EBITDA in conjunction with net income and the other required GAAP measures of its performance and liquidity to improve their understanding of Parkway's operating results and liquidity.

Parkway views EBITDA primarily as a liquidity measure and, as such, the GAAP financial measure most directly comparable to it is cash flows provided by operating activities. Because EBITDA is not a measure of financial performance calculated in accordance with GAAP, it should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities prepared in accordance with GAAP. The following table reconciles EBITDA to cash flows provided by operating activities for the year ended December 31, 2007 and 2006 (in thousands):

	Year Ended December 31	
	2007	2006
EBITDA	$ 117,099	$ 112,115
Amortization of above market leases	788	1,582
Amortization of mortgage loan discount	(71)	-
Operating distributions from unconsolidated joint ventures	1,036	1,334
Interest expense	(52,527)	(43,532)
Prepayment expense – early extinguishment of debt	(370)	-
Tax expense	27	(30)
Increase in deferred leasing costs	(7,080)	(5,937)
Increase in receivables and other assets	(5,736)	(25,465)
Increase in accounts payable and other liabilities	11,491	7,118
Adjustments for minority interests	13,537	3,319
Adjustments for unconsolidated joint ventures	(2,263)	(2,954)
Cash flows provided by operating activities	$ 75,931	$ 47,550

Subsidiary Redeemable Preferred Membership Interest. In connection with the purchase of the Capital City Plaza in Atlanta, Georgia on April 2, 2004, Parkway, through a subsidiary company, issued $15.5 million in preferred membership interests to the seller. The preferred membership interests paid the seller a 7% coupon rate and were issued to accommodate their tax planning needs. The seller previously redeemed $4.8 million of the preferred membership interest. On August 7, 2007, the seller redeemed the remaining $10.7 million of preferred membership interests.

Minority Interest – Real Estate Partnerships. During the year ending December 31, 2007, minority interest associated with real estate partnerships decreased $9.8 million. The decrease is mainly attributable to the distribution of loan proceeds offset by equity contributions for the purchase of buildings by the Fund. "Management's Discussion and Analysis of Financial Condition and Results of Operation – Financial Condition – Purchases, Improvements and Development," includes a description of Fund office property purchases during 2007.

Stockholders' Equity. Stockholders' equity decreased $50.4 million or 10.3% during the year ended December 31, 2007 as a result of the following (in thousands):

	Increase (Decrease)
Net income	$ 19,692
Change in market value of interest rate swap	(1,190)
Change in unrealized loss on equity securities	4
Comprehensive income	18,506
Common stock dividends declared	(40,537)
Preferred stock dividends declared	(4,800)
Purchase of Company stock	(29,138)
Exercise of stock options	3,035
Stock offering – issuance costs	(28)
Shares issued – Directors' fees	251
Share based compensation expense	1,521
Shares distributed from deferred compensation plan	354
Shares issued through DRIP plan	363
Employee Stock Purchase Plan	75
	$(50,398)

On August 3, 2007, the Board of Directors authorized the repurchase of up to 1.7 million shares of Parkway's outstanding common stock through July 30, 2008. The shares may be purchased in the open market or in privately negotiated transactions, and at times and in amounts deemed appropriate by the Company. During 2007, the Company purchased approximately 688,000 shares of common stock for $29.1 million, which equates to an average price per share of $42.36.

RESULTS OF OPERATIONS

Comments are for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Net income available to common stockholders for the year ended December 31, 2007, was $14.9 million ($.96 per basic common share) as compared to net income available to common stockholders of $19.1 million ($1.34 per basic common share) for the year ended December 31, 2006. Net gains on the sale of real estate and other assets of $20.3 million were included in net income available to common stockholders for the year ended December 31, 2007. Net gains on the sale of real estate and other assets of $22.7 million were included in net income available to common stockholders for the year ended December 31, 2006.

Office and Parking Properties. The analysis below includes changes attributable to same store properties, acquisitions and dispositions of office properties. Same store properties are those that the Company owned during both the current and prior year reporting periods, excluding properties classified as discontinued operations. At December 31, 2007, same store properties consisted of 53 properties comprising 10.8 million square feet. Properties acquired in 2006 and 2007 that do not meet the definition of same store properties consisted of five properties with 970,000 square feet in 2006 and two properties with 286,000 square feet in 2007.

The following table represents revenue from office and parking properties for the years ended December 31, 2007 and 2006 (in thousands):

	Year Ended December 31			
	2007	2006	Increase (Decrease)	% Change
Revenue from office and parking properties:				
Same store properties	$199,312	$194,438	$ 4,874	2.5%
Properties acquired in 2006	43,622	7,123	36,499	512.4%
Properties acquired in 2007	3,711	-	3,711	0.0%
Properties disposed	32	8,446	(8,414)	-99.6%
Total revenue from office and parking properties	$246,677	$210,007	$36,670	17.5%

Revenue from office and parking properties for same store properties increased $4.9 million or 2.5% for the year ended December 31, 2007 compared to the same period for 2006. The primary reason for the increase is due to an increase in same store occupancy for same store properties for the year ended December 31, 2007 compared to December 31, 2006. Average same store occupancy was 91.7% and 90.0% for the year ended December 31, 2007 and 2006, respectively. Additionally, same store rental rates increased 2.3% for the year ended December 31, 2007 compared to the same period of 2006.

The following table represents property operating expenses for the years ended December 31, 2007 and 2006 (in thousands):

	Year Ended December 31			
	2007	2006	Increase (Decrease)	% Change
Property operating expenses:				
Same store properties	$ 92,166	$ 91,419	$ 747	0.8%
Properties acquired in 2006	20,270	3,352	16,918	504.7%
Properties acquired in 2007	1,679	-	1,679	0.0%
Office property development	92	-	92	0.0%
Properties disposed	105	4,359	(4,254)	-97.6%
Total property operating expenses	$114,312	$ 99,130	$ 15,182	15.3%

Property operating expenses for same store properties increased $747,000 for the year ended December 31, 2007 compared to the same period for 2006. The primary reason for the increase is due to increased contract services and personnel costs offset by utility savings.

Depreciation and amortization expense attributable to office and parking properties increased $12.9 million or 20.0% for the year ended December 31, 2007 compared to the same period for 2006 and is due to the increase in the net investment in office and parking properties because of additional purchases and improvements to properties.

Management Company Income. The decrease in management company income of $3.7 million for the year ended December 31, 2007 compared to the year ended December 31, 2006 is primarily due to the additional management fee and incentive fee recorded in 2006 as a result of the economic returns generated above an internal rate of return hurdle rate achieved over the life of the Viad joint venture. The fees were received and recognized by Parkway in the second quarter of 2006 at closing of the sale of Viad Corporate Center.

Share Based Compensation Expense. Effective January 1, 2006, Parkway adopted FASB Statement No. 123R, Share-Based Payment ("FAS 123R") using the modified-prospective transition method. In the past the Company had granted stock options for a fixed number of shares to employees and directors with an exercise price equal to or above the fair value of the shares at the date of grant. However, no stock options have been granted to employees since 2002 or to directors since 2003. Since 2003, Parkway has elected to grant restricted shares and deferred incentive share units instead of stock options. Therefore, the adoption of FAS 123R has not had a material impact on income from continuing operations, net income, cash flow from operations, cash flow from financing activities or basic and diluted earnings per share.

Share based compensation expense of $1.5 million, $863,000 and $533,000 was recognized for the years ended December 31, 2007, 2006 and 2005, respectively. Total compensation expense related to nonvested awards not yet recognized was $4.3 million as of December 31, 2007. The weighted average period over which this expense is expected to be recognized is approximately 2.7 years. Total potential compensation expense associated with shares that vest based on performance conditions is $1.5 million as of December 31, 2007.

On January 12, 2007, the Board of Directors approved the grant of 35,874 shares to officers of the Company. The shares were valued at $1.9 million and 34,875 shares will vest four years from grant date and 999 shares will vest subject to achievement of the cumulative goals of the GEAR UP Plan, which will end December 31, 2008. Compensation expense will not be recorded on the shares that vest on performance conditions until the Company determines that it is probable that the goal will be achieved. Therefore, no expense has been recorded to date for the shares that vest based on achievement of the cumulative goals of the GEAR UP Plan.

On January 14, 2008, the Board of Directors approved the grant of 34,542 restricted shares to officers of the Company. The shares are valued at $1.1 million and 34,375 shares will vest four years from grant date and 167 shares will vest subject to achievement of the GEAR UP Plan, which will end on December 31, 2008.

General and Administrative Expense. General and administrative expense increased $1.9 million from $4.7 million in 2006 to $6.6 million in 2007 and is primarily attributable to increased personnel costs, share based compensation expense and professional fees.

Gain on Sale of Real Estate, Joint Venture Interests and Other Assets. For the year ended December 31, 2007, Parkway recorded a gain on the sale of two office properties in Knoxville, Tennessee in the amount of $20.3 million. For the year ended December 31, 2006, the Company recorded a gain on the sale of Viad Corporate Center in the amount of $13.6 million, a gain on the sale of three buildings in Atlanta, Georgia in the amount of $1.6 million, a gain on the sale of Charlotte Park in the amount of $2.6 million and recognized an impairment loss on investment securities in the amount of $119,000.

Interest Expense. Interest expense, including amortization, increased $9.5 million or 21.2% for the year ended December 31, 2007 compared to the same period for 2006 and is comprised of the following (in thousands):

	Year Ended December 31			
	2007	2006	Increase (Decrease)	% Change
Interest expense:				
Mortgage interest expense	$41,515	$ 32,674	$8,841	27.1%
Bank line interest expense	10,563	10,105	458	4.5%
Subsidiary redeemable preferred membership interest	449	752	(303)	-40.3%
Debt prepayment expense	370	-	370	0.0%
Mortgage loan cost amortization	784	671	113	16.8%
Bank loan cost amortization	418	430	(12)	-2.8%
Total interest expense	$54,099	$ 44,632	$9,467	21.2%

Mortgage interest expense increased $8.8 million or 27.1% for the year ended December 31, 2007 compared to the same period for 2006 and is due to the net effect of new loans placed or assumed in 2007 and 2006, and the early extinguishment of two mortgages in 2007. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Mortgage Notes Payable," includes a discussion of mortgages placed in 2007. The average interest rate on mortgage notes payable as of December 31, 2007 and 2006 was 5.8%.

Bank line interest expense increased $458,000 or 4.5% for the year ended December 31, 2007 compared to the same period for 2006. The change is primarily due to the increase in the average balance of bank borrowings from $168.0 million for the year ended December 31, 2006 to $171.5 million for the year ended December 31, 2007. Additionally, the weighted average interest rate on bank lines of credit increased from 5.9% during the year ended December 31, 2006 to 6.2% during the same period in 2007. The increase in bank borrowings is primarily attributable to advances for purchases of office properties and Parkway common stock.

Discontinued Operations. Discontinued operations is comprised of the following for the years ended December 31, 2007 and 2006 (in thousands):

	Year Ended December 31			
	2007	2006	Increase (Decrease)	% Change
Discontinued operations:				
Income from discontinued operations	$170	$ 556	$ (386)	-69.4%
Gain on sale of real estate from discontinued operations	-	5,083	(5,083)	-100.0%
Total discontinued operations	$170	$ 5,639	$(5,469)	-97.0%

The net gains and all current and prior period income from the following office property dispositions are included in discontinued operations for the years ended December 31, 2007 and 2006 (in thousands).

Office Property	Location	Square Feet	Date of Sale	Gross Sales Price	Gain (Loss) on Sale
The Park on Camelback	Phoenix, Arizona	102	09/09/05	$17,500	$4,419
250 Commonwealth	Greenville, South Carolina	46	09/14/05	4,020	(238)
2005 Dispositions		148		$21,520	$4,181
Central Station Building	St. Petersburg, Florida	133	08/02/06	$15,000	$ 211
Richmond Centre	Houston, Texas	92	11/29/06	6,906	2,018
Ashford II	Houston, Texas	59	12/07/06	5,250	2,854
2006 Dispositions		284		$27,156	$5,083

Comments are for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Net income available to common stockholders for the year ended December 31, 2006, was $19.1 million ($1.34 per basic common share) as compared to net income available to common stockholders of $13.7 million ($0.97 per basic common share) for the year ended December 31, 2005. Net gains of $22.7 million were included in net income available to common stockholders for the year ended December 31, 2006. Net gains of $5.2 million were included in net income available to common stockholders for the year ended December 31, 2005.

Office and Parking Properties. The analysis below includes changes attributable to same store properties, acquisitions and dispositions of office properties. Same store properties are those that the Company owned during both the current and prior year reporting periods, excluding properties classified as discontinued operations. At December 31, 2006, same store properties consisted of 51 properties comprising 10 million square feet. Properties acquired in 2005 and 2006 that do not meet the definition of same store properties consisted of one property with 105,000 square feet in 2005 and eight properties with 2.2 million square feet in 2006.

The following table represents income from office and parking properties for the years ended December 31, 2006 and 2005 (in thousands):

	Year Ended December 31			
	2006	2005	Increase (Decrease)	% Change
Income from office and parking properties:				
Same store properties	$174,604	$177,769	$ (3,165)	-1.8%
Properties acquired in 2005	18,357	7,703	10,654	138.3%
Properties acquired in 2006	16,058	-	16,058	0.0%
Properties disposed	988	3,014	(2,026)	-67.2%
Total income from office and parking properties	$210,007	$188,486	$ 21,521	11.4%

Income from office and parking properties for same store properties decreased $3.2 million or 1.8% for the year ended December 31, 2006 compared to the same period for 2005. The primary reason for the decrease is due to a decline in same store occupancy for same store properties for the year ended December 31, 2006 compared to December 31, 2005. Average same store occupancy was 89.7% and 90.3% for the year ended December 31, 2006 and 2005, respectively. Additionally, lease termination fee income decreased $1.5 million for same store properties for the year ended December 31, 2006 compared to the same period for 2005.

The following table represents property operating expenses for the years ended December 31, 2006 and 2005 (in thousands):

	Year Ended December 31			
	2006	2005	Increase (Decrease)	% Change
Property operating expenses:				
Same store properties	$ 83,203	$ 83,272	$ (69)	-0.1%
Properties acquired in 2005	8,441	3,529	4,912	139.2%
Properties acquired in 2006	6,971	-	6,971	0.0%
Properties disposed	515	1,453	(938)	-64.6%
Total property operating expenses	$ 99,130	$ 88,254	$ 10,876	12.3%

Property operating expenses for same store properties decreased $69,000 for the year ended December 31, 2006 compared to the same period for 2005.

Depreciation and amortization expense attributable to office and parking properties increased $13.6 million or 26.7% for the year ended December 31, 2006 compared to the same period for 2005 and is due to the increase in the net investment in office and parking properties because of additional purchases and improvements to properties.

Management Company Income. The increase in management company income of $2.3 million for the year ended December 31, 2006 compared to the year ended December 31, 2005 is primarily due to the additional management fee and incentive fee of $4.2 million as a result of the economic returns generated above an internal rate of return hurdle rate achieved over the life of the Viad joint venture. The fees were received and recognized by Parkway in the second quarter of 2006 at closing of the sale of Viad Corporate Center. For the year ended December 31, 2005, management company income included acquisition fees earned on the Maitland 200 joint venture of $947,000, an incentive fee of $400,000 earned in connection with the 233 North Michigan joint venture and a commission on the sale of land on behalf of a third-party of $385,000.

Management Company Expenses. Management company expenses increased $534,000 for the year ended December 31, 2006 compared to the same period for 2005 and is attributable to increased personnel and administrative costs allocated to manage and expand fund and joint venture operations.

Share Based Compensation Expense. Effective January 1, 2006, Parkway adopted FASB Statement No. 123R, Share-Based Payment ("FAS 123R") using the modified-prospective transition method. In the past the Company had granted stock options for a fixed number of shares to employees and directors with an exercise price equal to or above the fair value of the shares at the date of grant. However, no stock options have been granted to employees since 2002 or to directors since 2003. Since 2003, Parkway has elected to grant restricted shares and deferred incentive share units instead of stock options. Therefore, the adoption of FAS 123R has not had a material impact on income from continuing operations, net income, cash flow from operations, cash flow from financing activities or basic and diluted earnings per share.

Share based compensation expense of $863,000 and $533,000 was recognized for the years ended December 31, 2006 and 2005, respectively. Total compensation expense related to nonvested awards not yet recognized was $3.8 million as of December 31, 2006.

On June 27, 2006, the Board of Directors granted 67,500 restricted shares to officers of the Company. Half of the shares will vest four years from July 1, 2006. The remaining half will vest if Parkway achieves the strategic goals of the GEAR UP Plan, which will end December 31, 2008. The Company will record compensation expense for the shares that vest based solely on service conditions beginning July 1, 2006 over a four year period. Compensation expense will not be recorded on the shares that vest based on achievement of the GEAR UP Plan until the Company determines that it is probable that the goal will be achieved. Therefore, no expense has been recorded in 2006 for the shares that vest based on performance conditions. Total potential compensation associated with shares that vest based on performance conditions is $1.5 million.

Equity in Earnings of Unconsolidated Joint Ventures. Equity in earnings of unconsolidated joint ventures decreased $745,000 for the year ended December 31, 2006 compared to the same period for 2005 and is primarily due to the sale of the Company's 30% interest in the Viad Corporate Center in June 2006.

Gain on Sale of Real Estate, Joint Venture Interests and Other Assets. For the year ended December 31, 2006, Parkway recorded a gain on the sale of the Viad Corporate Center in the amount of $13.6 million, a gain on the sale of three buildings in Atlanta in the amount of $1.6 million, a gain on the sale of Charlotte Park in the amount of $2.6 million and recognized an impairment loss on investment securities in the amount of $119,000. For the year ended December 31, 2005, the Company recorded a gain on the sale of an 80% joint venture interest in Maitland 200, an office building in Orlando, Florida, in the amount of $1.3 million and recorded an impairment loss of $340,000 on 12 acres of land in New Orleans, Louisiana.

Interest Expense. Interest expense, including amortization, increased $9.2 million or 25.9% for the year ended December 31, 2006 compared to the same period for 2005 and is comprised of the following (in thousands):

	Year Ended December 31			
	2006	2005	Increase (Decrease)	% Change
Interest expense:				
Mortgage interest expense	$ 32,674	$ 26,043	$ 6,631	25.5%
Bank line interest expense	10,105	6,614	3,491	52.8%
Subsidiary redeemable preferred membership interest	752	752	-	0.0%
Debt prepayment expense	-	555	(555)	-100.0%
Mortgage loan cost amortization	671	976	(305)	-31.3%
Bank loan cost amortization	430	504	(74)	-14.7%
Total interest expense	$ 44,632	$ 35,444	$ 9,188	25.9%

Mortgage interest expense increased $6.6 million or 25.5% for the year ended December 31, 2006 compared to the same period for 2005 and is due to the net effect of new loans placed or assumed in 2006 and 2005, the transfer of a mortgage in connection with the sale of a joint venture interest in 2005 and the refinancing of the Teachers Insurance and Annuity Association mortgage in 2005. The average interest rate on mortgage notes payable as of December 31, 2006 and 2005 was 5.8% and 5.7%, respectively.

Bank line interest expense increased $3.5 million or 52.8% for the year ended December 31, 2006 compared to the same period for 2005. The change is primarily due to the increase in the average balance of bank borrowings from $138.6 million for the year ended December 31, 2005 to $168 million for the year ended December 31, 2006. Additionally, the weighted average interest rate on bank lines of credit increased from 4.6% during the year ended December 31, 2005 to 5.9% during the same period in 2006. The increase in bank borrowings is primarily attributable to advances for purchases of office properties.

Discontinued Operations. Discontinued operations is comprised of the following for the years ended December 31, 2006 and 2005 (in thousands):

	Year Ended December 31			
	2006	2005	Increase (Decrease)	% Change
Discontinued operations:				
Income from discontinued operations	$ 556	$ 2,366	$ (1,810)	-76.5%
Gain on sale of real estate from discontinued operations	5,083	4,181	902	21.6%
Total discontinued operations	$ 5,639	$ 6,547	$ (908)	-13.9%

The net gains and all current and prior period income from the following office property dispositions are included in discontinued operations for the years ended December 31, 2006 and 2005 (in thousands).

Office Property	Location	Square Feet	Date of Sale	Gross Sales Price	Gain (Loss) on Sale
The Park on Camelback	Phoenix, Arizona	102	09/09/05	$17,500	$4,419
250 Commonwealth	Greenville, South Carolina	46	09/14/05	4,020	(238)
2005 Dispositions		148		$21,520	$4,181
Central Station Building	St. Petersburg, Florida	133	08/02/06	$15,000	$ 211
Richmond Centre	Houston, Texas	92	11/29/06	6,906	2,018
Ashford II	Houston, Texas	59	12/07/06	5,250	2,854
2006 Dispositions		284		$27,156	$5,083

Liquidity and Capital Resources

Statement of Cash Flows. Cash and cash equivalents were $11.3 million and $4.5 million at December 31, 2007 and December 31, 2006, respectively. Cash flows provided by operating activities for the year ended December 31, 2007 were $75.9 million compared to $47.6 million for the same period of 2006. The change in cash flows from operating activities is primarily attributable to the effect of the timing of receipt of revenues and payment of expenses.

Cash used in investing activities was $57.0 million for the year ended December 31, 2007 compared to cash used in investing activities of $280.6 million for the same period of 2006. The decrease in cash used by investing activities of $223.6 million is primarily due to the net effect of increased office property purchases and sales in 2006, offset by an increase in office property improvements and development costs in 2007.

Cash used in financing activities was $12.0 million for the year ended December 31, 2007 compared to cash provided by financing activities of $234.2 million for the same period of 2006. The decrease in cash provided by financing activities of $246.2 million is primarily due to the net effect of early extinguishment of two mortgage notes payable in 2007, the redemption of subsidiary redeemable preferred membership interest in 2007, proceeds from the sale of office properties used to reduce bank lines of credit, the purchase of Parkway common stock and proceeds received on mortgage placements in 2006.

Liquidity. The Company plans to continue pursuing the acquisition of additional investments that meet the Company's investment criteria and intends to use bank lines of credit, proceeds from the refinancing of mortgages, proceeds from the sale of non-core assets and office properties, proceeds from the sale of portions of owned assets through joint ventures, possible sales of securities and cash balances to fund those acquisitions.

The Company's cash flows are exposed to interest rate changes primarily as a result of its lines of credit used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates, but also utilizes a four-year unsecured revolving credit facility, a five-year unsecured term-loan and two one-year unsecured lines of credit.

At December 31, 2007, Parkway had a total of $212.3 million outstanding under its unsecured bank lines of credit. Parkway's unsecured lines of credit are comprised of a four-year $236 million unsecured revolving credit facility and a five-year $60 million unsecured term loan, both led by Wachovia Bank and syndicated to nine other banks (the "$296 million line"); a $15 million unsecured line of credit with PNC Bank (the "$15 million line") and a $9 million unsecured line of credit with Trustmark National Bank (the "$9 million line"). The interest rates on the $296 million line and the $15 million line were equal to the 30-day LIBOR rate plus 80 to 130 basis points, depending upon overall Company leverage. The interest rate on the $9 million line was equal to the 30-day LIBOR rate plus 132.5 basis points. The weighted average interest rate on unsecured lines of credit was 6.0% and 6.3% at December 31, 2007 and 2006, respectively. As of December 31, 2007, the Company had $99 million available to borrow on all unsecured bank lines of credit.

On December 13, 2007, the Company exercised $96 million of the $110 million accordion feature of it existing unsecured line of credit facility with Wachovia Bank. The Company's credit facility increased from $200 million to $296 million and is comprised of a $60 million term loan maturing April 2011 and a $236 million revolving loan maturing in April 2010, which includes rights to a one-year extension with the same terms through April 2011. The interest rate on the credit facility is currently LIBOR plus 130 basis points. The Company pays an annual administration fee of $35,000 and fees on the unused portion of the revolver ranging between 12.5 and 20 basis points based upon overall Company leverage, with the rate set at 12.5 basis points at December 31, 2007.

The $15 million line matures January 28, 2009, is unsecured and is expected to fund the daily cash requirements of the Company's treasury management system. The $15 million line has a current interest rate equal to the 30-day LIBOR rate plus 130 basis points as of December 31, 2007. Under the $15 million line, the Company does not pay annual administration fees or fees on the unused portion of the line.

The $9 million line with Trustmark National Bank is interest only, has a current interest rate equal to the 30-day LIBOR rate plus 132.5 basis points and matures December 7, 2008. The proceeds of the loan were used to finance the construction of the City Centre Garage, which was completed in 2005.

To protect against the potential for rapidly rising interest rates, the Company entered into interest rate swap agreements in 2007, 2005 and 2004. The Company designated the swaps as hedges of the variable interest rates on the Company's borrowings under the Wachovia unsecured revolving credit facility. Accordingly, changes in the fair value of the swap are recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The Company's interest rate hedge contracts as of December 31, 2007 and 2006 are summarized as follows (in thousands):

Type of Hedge	Notional Amount	Maturity Date	Reference Rate	Fixed Rate	Fair Market Value December 31 2007	Fair Market Value December 31 2006
Swap	$50,000	06/30/08	1-Month LIBOR	4.380%	$ 15	$ -
Swap	$30,000	08/31/08	1-Month LIBOR	4.924%	(133)	-
Swap	$40,000	12/31/08	1-Month LIBOR	4.360%	(192)	525
Swap	$20,000	12/31/08	1-Month LIBOR	4.245%	(48)	307
					$ (358)	$ 832

At December 31, 2007, the Company had $714.5 million in mortgage notes payable with an average interest rate of 5.8% secured by office properties and $212.3 million drawn under bank lines of credit. Parkway's pro rata share of unconsolidated joint venture debt was $9.8 million with an average interest rate of 5.1% at December 31, 2007. Based on the Company's total market capitalization of approximately $1.4 billion at December 31, 2007 (using the December 31, 2007 closing price of $36.98 per common share), the Company's debt represented approximately 56.8% of its total market capitalization. The Company targets a debt to total market capitalization rate at a percentage in the range of 45% to 50% This rate may vary at times pending acquisitions, sales and/or equity offerings. In addition, volatility in the price of the Company's common stock may affect the debt to total market capitalization ratio. However, over time the Company plans to maintain a percentage in the range of 45% to 50%. The increase in the debt to total market capitalization rate at December 31, 2007 was due primarily to a stock price decrease.

In addition to the debt to total market capitalization ratio, the Company also monitors interest, fixed charge and modified fixed charge coverage ratios. The interest coverage ratio is computed by comparing the cash interest accrued to earnings before interest, taxes, depreciation and amortization ("EBITDA"). This ratio for the years ended December 31, 2007 and 2006 was 2.48 and 2.60 times, respectively. The fixed charge coverage ratio is computed by comparing the cash interest accrued, principal payments made on mortgage loans and preferred dividends paid to EBITDA. This ratio for the years ended December 31, 2007 and 2006 was 1.74 and 1.73 times, respectively. The modified fixed charge coverage ratio is computed by comparing the cash interest accrued and preferred dividends paid to EBITDA. This ratio for the years ended December 31, 2007 and 2006 was 2.25 and 2.26 times, respectively. In connection with the GEAR UP Plan, management set an internal target for the modified fixed charge coverage ratio of 2.5 times as a measure of leverage for the plan. While not a requirement of the plan, this self-imposed target serves to prevent the performance goals being met by adopting an unhealthy over-leveraging of the Company. Management believes the debt to market capitalization, interest coverage, fixed charge coverage and modified fixed charge coverage ratios provide useful information on total debt levels as well as the Company's ability to cover interest, principal and/or preferred dividend payments with current income.

The table below presents the principal payments due and weighted average interest rates for the mortgage notes payable as of December 31, 2007.

	Average Interest Rate	Mortgage Notes Payable (In thousands)
2008	5.9%	$ 55,938
2009	5.9%	36,201
2010	5.9%	97,477
2011	6.1%	111,665
2012	6.1%	63,041
Thereafter	6.3%	350,179
Total		$714,501
Fair value at 12/31/07		$714,590

The Company presently has plans to make additional capital improvements at its office properties in 2008 of approximately $48.2 million. These expenses include tenant improvements, leasing costs, capitalized acquisition costs and capitalized building improvements. Approximately $17.7 million of these improvements relate to upgrades on properties acquired in recent years that were anticipated at the time of purchase. All such improvements are expected to be financed by cash flow from the properties, contributions from partners and advances on the bank lines of credit.

In 2006, the Company announced the development of a 194,000 square foot Class A+ office building in Jackson, Mississippi known as The Pinnacle at Jackson Place, adjacent to the Company's headquarters building. The estimated cost of the development is $48.5 million and it is expected to be completed in the fall of 2008. In 2008, the Company expects to incur approximately $22.4 million in construction costs. The Company has received commitments to lease approximately 70% of the new office space from four major customers. Parkway is considering a joint venture structure for the development whereby Parkway will retain an ownership interest of approximately 20%. The development is designed to utilize benefits available under the Gulf Opportunity Zone Act for new developments in areas affected by Hurricane Katrina.

On December 28, 2007, the Company completed the financing facility of The Pinnacle at Jackson Place for a total of $37.6 million. The facility consists of two mortgages, proceeds of which will be used to complete the construction and long-term financing of the building. One of the mortgages is being funded under the Federal New Markets Tax Credit ("NMTC") program which provides funding for development in certain geographic areas or areas that have been designated for Federal relief under the Gulf Opportunity Zone Act. The NMTC mortgage consists of a $23.5 million senior loan and a $6 million subordinate loan, both having a stated maturity of December 2047. Additionally, the facility consists of an $8.1 million loan with the primary arranger of the facility with a stated maturity of December 2047. The NMTC Senior Loan and the Direct Loan bear interest at LIBOR plus 190 basis points during construction; LIBOR plus 175 basis points upon completion of construction and LIBOR plus 150 basis points upon lease-up. The NMTC subordinate loan bears interest at 3%. The Direct Loan can be prepaid without penalty at anytime. The NMTC Senior and Subordinate Loans can be called by the lender at the end of the seventh year.

In accordance with the GEAR UP Plan, the Company made three investments in the first quarter of 2008 on behalf of the Fund, totaling $236.6 million. Of the total purchase price, $215 million represents investments by the Fund and $21.6 million represents an additional investment by Parkway. The investments were funded with $142.2 million in mortgage debt and $94.4 million in equity contributions from partners. Parkway's share of the total equity contribution was $30.1 million and was funded with advances from unsecured bank lines of credit. With these three investments, the Fund with Ohio PERS is fully invested. Additionally, the Company continues to pursue its strategy of selling smaller assets, or assets in smaller markets that do not fit with the Company's strategy of owning larger assets in institutional markets. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview – Strategic Planning," includes a full discussion of the GEAR UP Plan.

In the third quarter of 2008 Parkway has only one mortgage note payable maturing for approximately $40 million that is secured by the Capital City Plaza office property in Atlanta, Georgia. The mortgage will be paid off with advances from unsecured bank lines of credit.

The Company anticipates that its current cash balance, operating cash flows, contributions from partners and borrowings (including borrowings under the working capital line of credit) will be adequate to pay the Company's (i) operating and administrative expenses, (ii) debt service obligations, (iii) distributions to shareholders, (iv) capital improvements, and (v) normal repair and maintenance expenses at its properties, both in the short and long term. In addition, the Company may use proceeds from sales of assets, possible sales of securities and borrowings to fund property acquisitions.

Off-Balance Sheet Arrangements

As of December 31, 2007, the Company was invested in four unconsolidated joint ventures with unrelated investors. These joint ventures are accounted for using the equity method of accounting, as Parkway does not control, but has the ability to significantly influence the operations of the joint ventures and is not the primary beneficiary, as that term is defined in FIN 46R. As a result, the assets and liabilities of the joint ventures are not included in Parkway's consolidated balance sheet. Information relating to the unconsolidated joint ventures at December 31, 2007 is detailed below (in thousands).

Joint Ventures	Property Name	Location	Parkway's Ownership Interest
Wink-Parkway Partnership	Wink Building	New Orleans, LA	50.0%
Parkway Joint Venture, LLC ("Jackson JV")	UBS Building/River Oaks	Jackson, MS	20.0%
RubiconPark I, LLC ("Rubicon JV")	Lakewood/Falls Pointe	Atlanta, GA	20.0%
	Carmel Crossing	Charlotte, NC	
RubiconPark II, LLC ("Maitland JV")	Maitland 200	Orlando, FL	20.0%

Cash distributions from unconsolidated joint ventures are made to each partner based on their percentage of ownership in each entity. Cash distributions made to partners in joint ventures where the percentage of debt assumed is disproportionate to the ownership percentage in the venture is distributed based on each partner's share of cash available for distribution before debt service, based on their ownership percentage, less the partner's share of debt service based on the percentage of debt assumed by each partner.

Parkway provides management, construction and leasing services for all of the unconsolidated joint ventures except for the Wink-Parkway Partnership, and receives market based fees for these services. The portion of fees earned on unconsolidated joint ventures attributable to Parkway's ownership interest is eliminated in consolidation.

The following information summarizes the financial position at December 31, 2007 for the investments in which we held an interest at December 31, 2007 (in thousands):

Summary of Financial Position	Total Assets	Mortgage Debt (1)	Total Equity	Parkway's Investment
Parkway Joint Venture, LLC	$ 17,389	$12,600	$ 4,061	$ (244)
Wink-Parkway Partnership	1,473	176	1,274	637
RubiconPark I, LLC	74,031	52,000	20,451	5,433
RubiconPark II, LLC	30,450	18,617	11,147	5,410
	$123,343	$83,393	$36,933	$11,236

(1) The mortgage debt, all of which is non-recourse, is collateralized by the individual real estate property or properties within each venture, the net book value of which totaled $113.4 million at December 31, 2007. Parkway's proportionate share of the non-recourse mortgage debt totaled $9.8 million at December 31, 2007.

The following information summarizes the results of operations for the year ended December 31, 2007 for investments which impacted our 2007 results of operations (in thousands):

Summary of Operations	Total Revenue	Net Income (Loss)	Parkway's Share of Equity in Earnings of Unconsolidated Joint Ventures	Parkway's Share of Gain on Sale of Real Estate	Parkway's Share of Net Income
Phoenix OfficeInvest, LLC (1)	$ -	$ 128	$ (12)	$ 50	$ 38
Parkway Joint Venture, LLC	2,875	(3)	-	-	-
Wink-Parkway Partnership	373	232	117	-	117
RubiconPark I, LLC	10,228	1,727	507	-	507
RubiconPark II, LLC	4,363	1,141	396	-	396
	$ 17,839	$ 3,225	$ 1,008	$ 50	$ 1,058

(1) Phoenix OfficeInvest, LLC is a joint venture that owned Viad Corporate Center, an office property in Phoenix, Arizona, and a venture in which Parkway owned a 25% interest. On June 23, 2006, the venture sold Viad Corporate Center. Parkway received net proceeds of $15.4 million and recognized a gain of $13.6 million from the sale.

Contractual Obligations

We have contractual obligations including mortgage notes payable and lease obligations. The table below presents total payments due under specified contractual obligations by year through maturity as of December 31, 2007 (in thousands):

	Payments Due By Period						
Contractual Obligations	Total	2008	2009	2010	2011	2012	Thereafter
Long-Term Debt (Mortgage Notes Payable)	$ 952,950	$ 96,590	$74,009	$132,673	$140,266	$86,717	$422,695
Capital Lease Obligations	7,125	346	252	113	113	113	6,188
Operating Leases	564	341	107	93	23	-	-
Purchase Obligations	45,627	44,084	1,142	57	344	-	-
Total	$1,006,266	$141,361	$75,510	$132,936	$140,746	$86,830	$428,883

The amounts presented above for mortgage notes payable and capital lease obligations include principal and interest payments. The amounts presented for purchase obligations represent the remaining tenant improvement allowances for leases in place and commitments for building improvements and development costs as of December 31, 2007.

On September 1, 2007, Parkway entered into a lease for the parking garage known as Parking at Jackson Place, which is adjacent to the Company's headquarters and The Pinnacle in Jackson, Mississippi. The term of the lease is 60 years with a renewal option for an additional 30 years. Since the fair value of the land is greater than 25% of the total value of the property, the Company is accounting for the component of the lease attributable to the land as an operating lease and the component attributable to the building as a capital lease. The garage was recorded at a cost of $4.1 million.

Parkway has a 75% ownership interest in MBALP and acts as the managing general partner. MBALP is primarily funded with financing from a third party lender, which is secured by a first lien on the rental property of the partnership. The creditors of MBALP do not have recourse to Parkway. In acting as the general partner, Parkway is committed to providing additional funding to partnership deficits up to an aggregate amount of $1 million. To date Parkway has not been required to provide any additional funding to MBALP.

In connection with the 10-year $148.5 million non-recourse first mortgage on One Illinois Center in Chicago, Illinois, the Company delivered $1.4 million in letters of credit to satisfy the various escrow requirements made by the lender. The letters of credit expire June 30, 2008.

Critical Accounting Estimates

General. Parkway's investments are generally made in office properties. Therefore, the Company is generally subject to risks incidental to the ownership of real estate. Some of these risks include changes in supply or demand for office properties or tenants for such properties in an area in which we have buildings; changes in real estate tax rates; and changes in federal income tax, real estate and zoning laws. The Company's discussion and analysis of financial condition and results of operations is based upon its Consolidated Financial Statements. The Company's Consolidated Financial Statements include the accounts of Parkway Properties, Inc., its majority owned subsidiaries and joint ventures in which the Company has a controlling interest. Parkway also consolidates subsidiaries where the entity is a variable interest entity and Parkway is the primary beneficiary, as defined in FASB Interpretation 46R "Consolidation of Variable Interest Entities" ("FIN 46R"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from our estimates.

The accounting policies and estimates used in the preparation of our Consolidated Financial Statements are more fully described in the notes to our Consolidated Financial Statements. However, certain of the Company's significant accounting policies are considered critical accounting policies due to the increased level of assumptions used or estimates made in determining their impact on our Consolidated Financial Statements.

Parkway considers critical accounting policies and estimates to be those used in the determination of the reported amounts and disclosure related to the following:

(1) Impairment or disposal of long-lived assets;
(2) Depreciable lives applied to real estate and improvements to real estate;
(3) Initial recognition, measurement and allocation of the cost of real estate acquired; and
(4) Allowance for doubtful accounts

Impairment or Disposal of Long-Lived Assets. Changes in the supply or demand of tenants for our properties could impact our ability to fill available space. Should a significant amount of available space exist for an extended period, our investment in a particular office building may be impaired. We evaluate our real estate assets upon the occurrence of significant adverse changes to assess whether any impairment indicators are present that affect the recovery of the carrying amount.

Real estate assets are classified as held for sale or held and used in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In accordance with SFAS No. 144, the Company records assets held for sale at the lower of carrying amount or fair value less cost to sell. With respect to assets classified as held and used, we periodically review these assets to determine whether our carrying amount will be recovered. A long-lived asset is considered impaired if its carrying value exceeds the estimated fair value. Fair value is based on the estimated and realizable contract sales price (if available) for the asset less estimated costs to sell. If a sales price is not available, the estimated undiscounted cash flows of the asset for the remaining useful life are used to determine if the carrying value is recoverable. The cash flow estimates are based on assumptions about employing the asset for its remaining useful life. Factors considered in projecting future cash flows include but are not limited to: Existing leases, future leasing and terminations, market rental rates, capital improvements, tenant improvements, leasing commissions, inflation and other known variables. Upon impairment, the Company would recognize an impairment loss to reduce the carrying value of the long-lived asset to our estimate of its fair value. The estimate of fair value and cash flows to be generated from properties requires us to make assumptions. If one or more assumptions prove incorrect or if the assumptions change, the recognition of an impairment loss on one or more properties may be necessary in the future, which would result in a decrease in net income.

Parkway recorded an impairment loss on equity securities in the amount of $11,000 and $119,000 in 2007 and 2006, respectively, and an impairment loss on 12 acres of land in New Orleans, Louisiana in the amount of $340,000 in 2005.

Depreciable Lives Applied to Real Estate and Improvements to Real Estate. Depreciation of buildings and parking garages is computed using the straight-line method over an estimated useful life of 40 years. Depreciation of building improvements is computed using the straight-line method over the estimated useful life of the improvement. If our estimate of useful lives proves to be incorrect, the depreciation expense recognized would also be incorrect. Therefore, a change in the estimated useful lives assigned to buildings and improvements would result in either an increase or decrease in depreciation expense, which would result in an increase or decrease in earnings.

Initial Recognition, Measurement and Allocation of the Cost of Real Estate Acquired. Parkway accounts for its acquisitions of real estate in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," which requires the fair value of the real estate acquired to be allocated to the acquired tangible assets, consisting of land, building, garage, building improvements and tenant improvements, identified intangible assets and liabilities, consisting of the value of above and below market leases, customer relationships, lease costs and the value of in-place leases and any value attributable to above or below market debt assumed with the acquisition.

Parkway allocates the purchase price of properties to tangible and intangible assets based on fair values. The Company determines the fair value of the tangible and intangible components using a variety of methods and assumptions all of which result in an approximation of fair value. Differing assumptions and methods could result in different estimates of fair value and thus, a different purchase price allocation and corresponding increase or decrease in depreciation and amortization expense.

Allowance for Doubtful Accounts. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Our receivable balance is comprised primarily of rents and operating expense recoveries due from customers. Change in the supply of or demand for office properties could impact our customers' ability to honor their lease obligations, which could in turn affect our recorded revenues and estimates of the collectibility of our receivables. Revenue from real estate rentals is recognized and accrued as earned on a pro rata basis over the term of the lease. We regularly evaluate the adequacy of our allowance for doubtful accounts considering such factors as credit quality of our customers, delinquency of payment, historical trends and current economic conditions. We provide an allowance for doubtful accounts for customer balances that are over 90 days past due and for specific customer receivables for which collection is considered doubtful. Actual results may differ from these estimates under different assumptions or conditions, which could result in an increase or decrease in bad debt expense.

Funds From Operations

Management believes that funds from operations available to common shareholders ("FFO") is an appropriate measure of performance for equity REITs and computes this measure in accordance with the National Association of Real Estate Investment Trusts' ("NAREIT") definition of FFO. Funds from operations is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles "GAAP"), excluding gains or losses from sales of property and extraordinary items under GAAP, plus depreciation and amortization, and after adjustments to derive the Company's pro rata share of FFO of consolidated and unconsolidated joint ventures. Further, the Company does not adjust FFO to eliminate the effects of non-recurring charges. The Company believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. The Company believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of real estate investment trusts among the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Parkway may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. Funds from operations do not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States and is not an indication of cash available to fund cash needs. Funds from operations should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

The following table presents a reconciliation of the Company's net income to FFO for the years ended December 31, 2007 and 2006 (in thousands, except per share data):

	Total Dollar Amount Year Ended December 31		Diluted Per Share Year Ended December 31	
	2007	2006	2007	2006
Net income	$ 19,692	$ 25,682	$ 1.26	$ 1.77
Adjustments to derive funds from operations:				
Depreciation and amortization	77,574	64,655	4.96	4.28
Depreciation and amortization – discontinued operations	1	582	-	0.04
Minority interest depreciation and amortization	(10,414)	(2,275)	(0.67)	(0.15)
Adjustments for unconsolidated joint ventures	732	815	0.05	0.05
Preferred dividends	(4,800)	(4,800)	(0.31)	(0.33)
Convertible preferred dividends	-	(1,773)	-	(0.12)
Gain on real estate and joint venture interests	(20,260)	(22,848)	(1.29)	(1.51)
Minority interest – unit holders	2	1	-	-
Diluted share adjustment for convertible preferred stock	-	-	-	0.07
Funds from operations applicable to common shareholders	$ 62,527	$ 60,039	$ 4.00	$ 4.10

Inflation

Inflation has not had a significant impact on the Company because of the relatively low inflation rate in the Company's geographic areas of operation. Additionally, most of the leases require the customers to pay their pro rata share of operating expenses, including common area maintenance, real estate taxes, utilities and insurance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation. The Company's leases typically have three to seven year terms, which may enable the Company to replace existing leases with new leases at market base rent, which may be higher or lower than the existing lease rate.

Insurance. Following the devastating hurricanes of 2004 and 2005, the insurance market for properties located in coastal and wind prone areas of the country has been extremely volatile. Following a mild hurricane season in 2006, insurance premiums moderated and the Company renewed its property and casualty insurance policy on April 1, 2007, with an overall decrease in premium cost compared to the previous 16-month policy period. While most individual properties experienced a decline in premium, properties located in coastal or wind prone areas did experience rate increases. Increases or decreases in insurance costs directly related to each property are passed through to customers to the extent allowed by the lease terms. Upon renewal, the deductible for wind damage for properties located in Florida increased from 2% of replacement cost to 5% of replacement cost and for properties located in Harris and Fort Bend County in Texas, deductibles for wind damage increased from 2% to 3% of replacement cost. The new policy will be in effect until April 1, 2008, at which time these lines of coverage will be renewed under market conditions that exist at that time.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See information appearing under the caption "Liquidity" appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

As of December 31, 2007, total outstanding debt was $926.9 million of which $212.3 million or 23% is variable rate debt. If market rates of interest on the variable rate debt fluctuate by 10% (or approximately 60 basis points), the change in interest expense on the variable rate debt would increase or decrease future earnings and cash flows by approximately $1.3 million annually.

CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Parkway's disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that Parkway's disclosure controls and procedures were effective as of December 31, 2007. There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2007 that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting.

The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment we have concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria. Our independent registered public accounting firm, Ernst & Young LLP, have provided an attestation report on the Company's internal control over financial reporting as of December 31, 2007.

CEO AND CFO CERTIFICATIONS

Steven G. Rogers, President and Chief Executive Officer of the Company, and Mandy M. Pope, Senior Vice President and Interim Chief Financial Officer of the Company, have issued the certifications required by Sections 302 and 906 of The Sarbanes-Oxley Act of 2002 and applicable SEC regulations with respect to the Company's Annual Report on Form 10-K, including the financial statements provided in this Report. Among other matters required to be included in those certifications, Mr. Rogers and Ms. Pope have each certified that, to the best of her knowledge, the financial statements, and other financial information included in the Annual Report on Form 10-K, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented. See Exhibits 31 and 32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for the complete Section 302 and 906 Certifications, respectively.

In addition, Mr. Rogers submitted his annual certification to the New York Stock Exchange (NYSE) on June 1, 2007, stating he was not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors of
Parkway Properties, Inc.

We have audited the accompanying consolidated balance sheets of Parkway Properties, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the index at Item 15(a)2. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We did not audit the financial statements of Parkway Properties Office Fund, LP, a consolidated joint venture, which statements reflect total assets of $276.7 million and $225.0 million as of December 31, 2007 and 2006, respectively, and total revenues of $33.5 million and $6.8 million for the years ended December 31, 2007 and 2006, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Parkway Properties Office Fund, LP, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Parkway Properties, Inc. and subsidiaries at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Parkway Properties, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors of
Parkway Properties, Inc.

We have audited Parkway Properties Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Parkway Properties, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Parkway Properties, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of Parkway Properties, Inc. and our report dated February 27, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 27, 2008

PARKWAY PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31 2007	December 31 2006
Assets		
Real estate related investments:		
Office and parking properties	$1,552,982	$1,512,104
Office property development	13,411	-
Accumulated depreciation	(251,791)	(208,891)
	1,314,602	1,303,213
Land available for sale	1,467	1,467
Mortgage loan	7,001	-
Investment in unconsolidated joint ventures	11,236	11,179
	1,334,306	1,315,859
Rents receivable and other assets	119,457	110,213
Intangible assets, net	70,719	81,800
Cash and cash equivalents	11,312	4,474
	$1,535,794	$1,512,346
Liabilities		
Notes payable to banks	$ 212,349	$ 152,312
Mortgage notes payable	714,501	696,012
Accounts payable and other liabilities	88,496	72,659
Subsidiary redeemable preferred membership interests	-	10,741
	1,015,346	931,724
Minority Interest		
Minority Interest – unit holders	34	36
Minority Interest – real estate partnerships	80,506	90,280
	80,540	90,316
Stockholders' Equity		
8.00% Series D Preferred stock, $.001 par value, 2,400,000 shares authorized, issued and outstanding	57,976	57,976
Common stock, $.001 par value, 67,600,000 shares authorized, 15,223,350 and 15,764,799 shares issued and outstanding in 2007 and 2006, respectively	15	16
Common stock held in trust, at cost, 104,500 and 115,000 shares in 2007 and 2006, respectively	(3,540)	(3,894)
Additional paid-in capital	425,221	449,141
Accumulated other comprehensive income (loss)	(358)	828
Accumulated deficit	(39,406)	(13,761)
	439,908	490,306
	$1,535,794	$1,512,346

See notes to consolidated financial statements.

PARKWAY PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended December 31		
	2007	2006	2005
Revenues			
Income from office and parking properties	$246,677	$210,007	$188,486
Management company income	1,605	5,329	2,997
Total revenues	248,282	215,336	191,483
Expenses			
Property operating expense	114,312	99,130	88,254
Depreciation and amortization	77,574	64,655	51,046
Operating expense for other real estate properties	5	5	5
Management company expenses	1,188	1,141	607
General and administrative	6,597	4,651	4,468
	199,676	169,582	144,380
Operating income	48,606	45,754	47,103
Other income and expenses			
Interest and other income	528	40	255
Equity in earnings of unconsolidated joint ventures	1,008	751	1,496
Gain on sale of real estate, joint venture interests and other assets	20,307	17,646	1,039
Interest expense	(54,099)	(44,632)	(35,444)
Income before minority interest and discontinued operations	16,350	19,559	14,449
Minority interest - unit holders	(2)	(1)	(2)
Minority interest - real estate partnerships	3,174	485	(187)
Income from continuing operations	19,522	20,043	14,260
Discontinued operations:			
Income from discontinued operations	170	556	2,366
Gain on sale of real estate from discontinued operations	-	5,083	4,181
Net income	19,692	25,682	20,807
Change in market value of interest rate swaps	(1,190)	(73)	1,131
Change in unrealized gain (loss) on equity securities	4	75	(79)
Comprehensive income	$18,506	$ 25,684	$ 21,859
Net income available to common stockholders:			
Net income	$19,692	$ 25,682	$ 20,807
Dividends on preferred stock	(4,800)	(4,800)	(4,800)
Dividends on convertible preferred stock	-	(1,773)	(2,346)
Net income available to common stockholders	$14,892	$ 19,109	$ 13,661
Net income per common share:			
Basic:			
Income from continuing operations	$ 0.95	$ 0.95	$ 0.50
Discontinued operations	0.01	0.39	0.47
Net income	$ 0.96	$ 1.34	$ 0.97
Diluted:			
Income from continuing operations	$ 0.94	$ 0.93	$ 0.50
Discontinued operations	0.01	0.39	0.46
Net income	$ 0.95	$ 1.32	$ 0.96
Dividends per common share	$ 2.60	$ 2.60	$ 2.60
Weighted average shares outstanding:			
Basic	15,482	14,306	14,065
Diluted	15,648	14,487	14,233

See notes to consolidated financial statements.

PARKWAY PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Year Ended December 31		
	2007	2006	2005
8.34% Series B Cumulative Convertible Preferred stock, $.001 par value			
Balance at beginning of year	$ -	$ 28,122	$ 28,122
Conversion of preferred stock to common stock	-	(28,122)	-
Balance at end of year	-	-	28,122
8.00% Series D Preferred stock, $.001 par value			
Balance at beginning of year	57,976	57,976	57,976
Balance at end of year	57,976	57,976	57,976
Common stock, $.001 par value			
Balance at beginning of year	16	14	12
Purchase of Company stock	(1)	-	-
Shares issued – stock offering	-	1	2
Shares issued – conversion of preferred stock to common stock	-	1	-
Balance at end of year	15	16	14
Common stock held in trust			
Balance at beginning of year	(3,894)	(4,198)	(4,400)
Shares distributed from deferred compensation plan	354	304	202
Balance at end of year	(3,540)	(3,894)	(4,198)
Additional paid-in capital			
Balance at beginning of year	449,141	389,971	310,455
Stock options and warrants exercised	3,035	6,034	2,104
Conversion of preferred stock to common stock	-	28,121	-
Shares issued in lieu of Directors' fees	251	170	193
Restricted shares issued (forfeited)	-	-	(679)
Deferred incentive share units issued	-	-	191
Shares issued - DRIP Plan	363	407	1,899
Proceeds/(issuance costs) from stock offerings	(28)	29,487	75,808
Employee Stock Purchase Plan	75	3	-
Purchase of Company stock	(29,137)	(2,814)	-
Share based compensation expense	1,521	863	-
Reclassification upon the adoption of SFAS No. 123R	-	(3,101)	-
Balance at end of year	425,221	449,141	389,971
Unearned compensation			
Balance at beginning of year	-	(3,101)	(4,122)
Restricted shares (issued) forfeited	-	-	679
Deferred incentive share units issued	-	-	(191)
Share based compensation expense	-	-	533
Reclassification upon the adoption of SFAS No. 123R	-	3,101	-
Balance at end of year	-	-	(3,101)
Accumulated other comprehensive income (loss)			
Balance at beginning of year	828	826	(226)
Change in market value of interest rate swaps	(1,190)	(73)	1,131
Change in unrealized gain (loss) on equity securities	4	75	(79)
Balance at end of year	(358)	828	826
Retained earnings (deficit)			
Balance at beginning of year	(13,761)	4,906	27,831
Net income	19,692	25,682	20,807
Preferred stock dividends declared	(4,800)	(4,800)	(4,800)
Convertible preferred stock dividends declared	-	(1,773)	(2,346)
Common stock dividends declared	(40,537)	(37,776)	(36,586)
Balance at end of year	(39,406)	(13,761)	4,906
Total stockholders' equity	$439,908	$490,306	$474,516

See notes to consolidated financial statements.

PARKWAY PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31		
	2007	2006	2005
Operating activities			
Net income	$ 19,692	$ 25,682	$ 20,807
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	77,574	64,655	51,046
Depreciation and amortization – discontinued operations	1	582	1,050
Amortization of above market leases	788	1,582	1,970
Amortization of mortgage loan discount	(71)	-	-
Amortization of loan costs	1,202	1,100	1,480
Share based compensation expense	1,521	863	533
Operating distributions from unconsolidated joint ventures	1,036	1,334	2,587
Income (loss) allocated to minority interests	(3,172)	(484)	189
Net gain on sale of real estate, joint venture interests and other assets	(20,307)	(22,729)	(5,220)
Equity in earnings of consolidated joint ventures	(1,008)	(751)	(1,496)
Increase in deferred leasing costs	(7,080)	(5,937)	(6,468)
Changes in operating assets and liabilities:			
Increase in receivables and other assets	(5,736)	(25,465)	(11,571)
Increase (decrease) in accounts payable and other liabilities	11,491	7,118	(1,320)
Cash provided by operating activities	75,931	47,550	53,587
Investing activities			
Investment in mortgage loan	(6,930)	-	-
Distributions from unconsolidated joint ventures	89	15,395	1,845
Investments in unconsolidated joint ventures	(75)	(113)	(45)
Purchases of real estate related investments	(55,428)	(328,909)	(163,238)
Proceeds from sales of real estate and joint venture interests	56,795	61,228	24,153
Real estate development	(11,615)	-	(3,087)
Improvements to real estate related investments	(39,877)	(28,223)	(25,973)
Cash used in investing activities	(57,041)	(280,622)	(166,345)
Financing activities			
Principal payments on mortgage notes payable	(41,011)	(49,066)	(79,120)
Proceeds from long-term financing	59,500	213,700	103,160
Proceeds from bank borrowings	241,126	153,098	217,820
Payments on bank borrowings	(181,921)	(151,230)	(170,936)
Redemption of subsidiary redeemable preferred membership interests	(10,741)	-	-
Debt financing costs	(1,688)	(2,215)	(1,044)
Stock options and warrants exercised	3,035	6,034	2,104
Purchase of Company stock	(29,138)	(2,814)	-
Dividends paid on common stock	(40,222)	(37,480)	(36,356)
Dividends paid on preferred stock	(4,800)	(7,160)	(7,623)
Contributions from minority interest partners	42,182	82,621	9,864
Distributions to minority interest partners	(48,784)	(1,203)	(534)
Employee stock purchase plan	75	3	-
Proceeds from DRIP Plan	363	407	1,899
Proceeds/(issuance costs) from stock offerings	(28)	29,488	75,810
Cash provided by (used in) financing activities	(12,052)	234,183	115,044
Change in cash and cash equivalents	6,838	1,111	2,286
Cash and cash equivalents at beginning of year	4,474	3,363	1,077
Cash and cash equivalents at end of year	$ 11,312	$ 4,474	$ 3,363

See notes to consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying financial statements are prepared following U.S. generally accepted accounting principles (GAAP) and the requirements of the Securities and Exchange Commission (SEC). The financial statements include all normal and recurring adjustments that are necessary for a fair presentation of financial position and operating results.

The consolidated financial statements include the accounts of Parkway Properties, Inc. ("Parkway" or "the Company"), its wholly-owned subsidiaries and joint ventures in which the Company has a controlling interest. The other partners' equity interests in the consolidated joint ventures are reflected as minority interests in the consolidated financial statements. Parkway also consolidates subsidiaries where the entity is a variable interest entity and Parkway is the primary beneficiary, as defined in FASB Interpretation 46R "Consolidation of Variable Interest Entities" ("FIN 46R"). All significant intercompany transactions and accounts have been eliminated in the accompanying financial statements.

The Company determines consolidation for joint ventures based on standards set forth in EITF 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights"; EITF 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights"; Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures"; and FIN 46R. Based on the guidance set forth in these pronouncements, the Company consolidates certain joint ventures where it exercises significant control over major operating and management decisions, or where the Company is the sole general partner and the limited partners do not possess kick-out rights or other substantive participating rights or where the entity is a variable interest entity and Parkway is the primary beneficiary. The equity method of accounting is used for those joint ventures that do not meet the criteria for consolidation and where Parkway exercises significant influence but does not control these joint ventures.

Business

The Company's operations are exclusively in the real estate industry, principally the operation, leasing, acquisition and ownership of office buildings.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Properties

Real estate properties are stated at the lower of cost less accumulated depreciation, or fair value. Cost includes the carrying amount of the Company's investment plus any additional consideration paid, liabilities assumed, costs of securing title and improvements made subsequent to acquisition. Depreciation of buildings and building improvements is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of tenant improvements, including personal property, is computed using the straight-line method over the lesser of useful life or the term of the lease involved. Maintenance and repair expenses are charged to expense as incurred.

When the Company is the owner of the tenant improvements, the leased space is ready for its intended use when the tenant improvements are substantially completed. In limited instances, when the tenant is the owner of the tenant improvements, straight-line rent is recognized when the tenant takes possession of the unimproved space.

The determination of who owns the tenant improvements is subject to significant judgment. In making that determination, the Company considers various factors, including, but not limited to:

- Whether the lease agreement specifies what or how the tenant improvement allowance is spent;
- Whether the tenant improvements are unique to the tenant or general-purpose in nature;
- Whether the ownership of the tenant improvements remains with the landlord or remains with the tenant at the end of the lease term;
- Who bears substantial construction risk and cost of the tenant improvements.

When the Company is the owner of the tenant improvements, the cost to construct the tenant improvements is recorded as an asset and depreciated over the shorter of the asset's useful life or the lease term. To the extent Parkway funded all or a portion of an improvement that is owned by the tenant, the Company treats the cost as a lease incentive and amortizes the costs as a reduction to rental revenue on a straight-line basis over the term of the lease. Lease incentives may also include cash payments to or on behalf of tenants or the buy-out of a prospective tenant's existing lease obligation with a third party and are amortized as a reduction to rental revenue on a straight-line basis over the term of the lease.

Balances of major classes of depreciable assets (in thousands) and their respective estimated useful lives are:

Asset Category	Estimated Useful Life	December 31 2007	December 31 2006
Building and garage	40 years	$1,163,974	$1,157,534
Building improvements	7 to 40 years	90,563	65,109
Tenant improvements	Lesser of useful life or term of lease	149,391	145,742
		$1,403,928	$1,368,385

Depreciation expense related to these assets of $59.7 million, $49.7 million and $40.5 million was recognized in 2007, 2006 and 2005, respectively.

The Company evaluates its real estate assets upon occurrence of significant adverse changes in their operations to assess whether any impairment indicators are present that affect the recovery of the carrying amount. The carrying amount includes the net book value of tangible and intangible assets. Real estate assets are classified as held for sale or held and used in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In accordance with SFAS No. 144, Parkway records assets held for sale at the lower of carrying amount or fair value less cost to sell. With respect to assets classified as held and used, Parkway recognizes an impairment loss to the extent the carrying amount is not recoverable and exceeds its fair value. Fair value is based on the estimated and realizable contract sales price (if available) for the asset less estimated costs to sell. If a sales price is not available, the estimated undiscounted cash flows of the asset for the remaining useful life are used to determine if the carrying value is recoverable. The cash flow estimates are based on assumptions about employing the asset for its remaining useful life. Factors considered in projecting future cash flows include but are not limited to: existing leases, future leasing and terminations, market rental rates, capital improvements, tenant improvements, leasing commissions, inflation and other known variables. Upon impairment, Parkway recognizes an impairment loss to reduce the carrying value of the real estate asset to the estimate of its fair value.

Gains from sales of real estate are recognized based on the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66 which require upon closing, the transfer of rights of ownership to the purchaser, receipt from the purchaser of an adequate cash down payment and adequate continuing investment by the purchaser. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized generally on the installment method of accounting as collections are received.

Land available for sale (see Note F) is carried at the lower of cost or fair value minus estimated cost to sell.

Purchase Price Allocation

Parkway accounts for its acquisitions of real estate in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). Parkway allocates the purchase price of real estate to tangible and intangible assets and liabilities based on fair values. Tangible assets consist of land, building, garage, building improvements and tenant improvements. Intangible assets and liabilities consist of the value of above and below market leases, lease costs, the value of in-place leases, customer relationships and any value attributable to above or below market debt assumed with the acquisition.

The Company may engage independent third-party appraisers to perform the valuations used to determine the fair value of these identifiable tangible and intangible assets. These valuations and appraisals use commonly employed valuation techniques, such as discounted cash flow analyses. Factors considered in these analyses include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. Parkway also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods depending on specific local market conditions and depending on the type of property acquired. Additionally, Parkway estimates costs to execute similar leases including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The fair value of above or below market in-place lease values is the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated current market lease rate expected over the remaining non-cancelable life of the lease. The capitalized above market lease values are amortized as a reduction of rental income over the remaining term of the respective leases. The capitalized below market lease values are amortized as an increase to rental income over the remaining term of the respective leases. Total amortization for above and below market leases was a net reduction of rental income of $788,000, $1.6 million and $2.0 million for the years ending December 31, 2007, 2006 and 2005, respectively.

Amortization of above and below market leases is projected as an increase (decrease) to rental income as follows for the next five years (in thousands):

	Amount
2008	$(319)
2009	(151)
2010	123
2011	154
2012	223

The fair value of customer relationships represents the quantifiable benefits related to developing a relationship with the current customer. Examples of these benefits would be growth prospects for developing new business with the existing customer, the ability to attract similar customers to the building, the tenant's credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement or management's expectation for renewal), among other factors. Management believes that there would typically be little value associated with customer relationships that is in excess of the value of the in-place lease and their typical renewal rates. Any value assigned to customer relationships is amortized over the remaining terms of the respective leases plus any expected renewal periods as a lease cost amortization expense. Currently, the Company has no value assigned to customer relationships.

The fair value of at market in-place leases is the present value associated with re-leasing the in-place lease as if the property was vacant. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. The value of at market in-place leases is amortized as a lease cost amortization expense over the expected life of the lease, including expected renewals. Total amortization expense for the value of in-place leases was $9.0 million, $8.4 million and $5.5 million for the years ending December 31, 2007, 2006 and 2005, respectively.

Amortization expense for the value of in-place leases is projected as follows for the next five years (in thousands):

	Amount
2008	$7,750
2009	7,628
2010	7,290
2011	6,906
2012	5,971

A separate component of the fair value of in-place leases is identified for the lease costs. The fair value of lease costs represents the estimated commissions and legal fees paid in connection with the current leases in place. Lease costs are amortized over the non-cancelable terms of the respective leases as lease cost amortization expense.

In no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a customer terminate its lease, the unamortized portion of the tenant improvement, in-place lease value, lease cost and customer relationship intangibles would be charged to expense. Additionally, the unamortized portion of above market in-place leases would be recorded as a reduction to rental income and the below market in-place lease value would be recorded as an increase to rental income.

Mortgage Loan Receivable

Parkway records its mortgage loan receivable at the stated principal amount net any premium or discount. As of December 31, 2007 the carrying amount of the mortgage loan receivable was $7.0 million. The Company recognizes the premium or discount over the life of the mortgage loan using the effective interest method. Parkway evaluates the collectability of principal and interest on its mortgage loans, if circumstances warrant, to determine whether it is impaired. A loan is impaired when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. When a loan is impaired, the amount of the loss accrual is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flow at the loan's effective interest rate. No impairment losses were recognized in 2007 associated with the mortgage loan receivable.

Investment in Unconsolidated Joint Ventures

As of December 31, 2007 and 2006, Parkway had a non-controlling interest in four unconsolidated joint ventures, which are accounted for using the equity method of accounting. Therefore, Parkway reports its share of income and losses based on its economic interest in these entities, as measured by its ownership interest or expected cash distributions if materially different than distributions based on ownership interest. Parkway classifies its interests as non-controlling when it holds less than a majority voting interest in the entity and does not have the sole ability, based on the terms of the joint venture agreements, to make decisions about the entities' activities regarding items such as major leases, encumbering the entities with debt, major capital expenditures and whether to dispose of the entities.

Allowance for Doubtful Accounts

Accounts receivable are reduced by an allowance for amounts that the Company estimates to be uncollectible. The receivable balance is comprised primarily of rent and expense reimbursement income due from the customers. Management evaluates the adequacy of the allowance for doubtful accounts considering such factors as the credit quality of our customers, delinquency of payment, historical trends and current economic conditions. The Company provides an allowance for doubtful accounts for customer balances that are over 90 days past due and for specific customer receivables for which collection is considered doubtful.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Minority Interest

Minority Interest – Unit Holders

Minority interest in Parkway Properties LP (the "Operating Partnership") represents the limited partner's proportionate share of the equity in the operating partnership. The operating partnership pays a regular quarterly distribution to the holders of operating units. Income is allocated to minority interest based on the economic percentage ownership during the year. As of December 31, 2007, the minority interest in our operating partnership consisted of 1,318 operating units held by a party other than the Company.

Minority Interest – Real Estate Partnerships

The Company has an interest in two joint ventures that are included in its consolidated financial statements. Parkway has a 75.025% interest in Parkway Moore, LLC, which owns an interest in Moore Buildings Associates, LP. The Company also owns a 25% interest in Parkway Properties Office Fund, LP.

Moore Building Associates, LP ("MBALP") was established for the purpose of owning a commercial office building (the Toyota Center in Memphis, Tennessee). In acting as the general partner, Parkway is committed to providing additional funding to meet partnership operating deficits up to an aggregate amount of $1 million. Parkway receives income from MBALP in the form of interest from a construction note receivable, incentive management fees and property management fees. Parkway also receives interest income on a note receivable from Parkway Moore, LLC ("PMLLC"). Any intercompany asset, liability, revenue and expense accounts between Parkway and MBALP and PMLLC have been eliminated.

On July 6, 2005, Parkway, through affiliated entities, entered into a limited partnership agreement forming a $500 million discretionary fund ("the Fund") with Ohio Public Employees Retirement System ("Ohio PERS") for the purpose of acquiring high-quality multi-tenant office properties. Ohio PERS has a 75% economic interest and Parkway has a 25% economic interest in the Fund. Parkway serves as the general partner of the Fund and provides asset management, property management, leasing and construction management services to the Fund, for which it is paid market-based fees. As of December 31, 2007, the Fund had fixed rate non-recourse mortgage debt totaling $156.0 million that is secured by ten office properties, which have a carrying value of $234.9 million. Subsequent to December 31, 2007, the Fund purchased three office investments for a total purchase price of $215 million with estimated closing costs, building improvements, tenant improvements and leasing costs of $12.4 million anticipated during the first two years of ownership for a total investment of $227.4 million. Therefore, as of February 15, 2008, the Fund was fully invested.

Since Parkway is the sole general partner and has the authority to make major decisions on behalf of the Fund, thereby giving Parkway a controlling interest, the Fund is included in Parkway's consolidated financial statements.

Minority interest in real estate partnerships represents the other partners' proportionate share of equity in the partnerships discussed above at December 31, 2007. Income is allocated to minority interest based on the weighted average percentage ownership during the year.

Revenue Recognition

Revenue from real estate rentals is recognized on a straight-line basis over the terms of the respective leases. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as straight line rent receivable on the accompanying balance sheets. The straight line rent adjustment increased revenue by $3.2 million, $5.3 million and $4.2 million in 2007, 2006 and 2005, respectively.

The leases also typically provide for tenant reimbursement of a portion of common area maintenance and other operating expenses. Property operating cost recoveries from customers ("expense reimbursements") are recognized as revenue in the period in which the expenses are incurred. The computation of expense reimbursements is dependent on the provisions of individual customer leases. Most customers make monthly fixed payments of estimated expense reimbursements. The Company makes adjustments, positive or negative, to expense reimbursement income quarterly to adjust the recorded amounts to the Company's best estimate of the final property operating costs based on the most recent quarterly budget. After the end of the calendar year, the Company computes each customer's final expense reimbursements and issues a bill or credit for the difference between the actual amount and the amounts billed monthly during the year. These differences are recorded to expense reimbursement income in the period the final bills are prepared, usually beginning in February and completed by May in the subsequent fiscal year. The net amounts of any such adjustments were not material for the years ended December 31, 2007, 2006 and 2005.

Management company income represents market based fees earned from providing management, construction, leasing, brokerage and acquisition services to third parties. Management fee income is computed and recorded monthly in accordance with the terms set forth in the stand alone management service agreements. Leasing and brokerage commissions are recognized pursuant to the terms of the stand alone agreements at the time underlying leases are signed, which is the point at which the earnings process is complete and collection of the fees is reasonably assured. Fees relating to the purchase or sale of property are recognized when the earnings process is complete and collection of the fees is reasonably assured, which usually occurs at closing. All fees on Company-owned properties and consolidated joint ventures are eliminated in consolidation. The portion of fees earned on unconsolidated joint ventures attributable to Parkway's ownership interest is eliminated in consolidation.

Amortization

Debt origination costs are deferred and amortized using a method that approximates the interest method over the term of the loan. Leasing costs are deferred and amortized using the straight-line method over the term of the respective lease.

Early Extinguishment of Debt

When outstanding debt is extinguished, the Company records any prepayment premium and unamortized loan costs to expense.

Derivative Financial Instruments

The Company follows SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and recognizes all derivative instruments on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The ineffective portion of the hedge, if any, is immediately recognized in earnings.

Share Based Compensation

Effective January 1, 2003, the stockholders of the Company approved Parkway's 2003 Equity Incentive Plan (the "2003 Plan") that authorized the grant of up to 200,000 equity based awards to employees of the Company. At present, it is Parkway's intention to grant restricted shares and/or deferred incentive share units instead of stock options. Restricted shares and deferred incentive share units are valued based on the New York Stock Exchange closing market price of Parkway common shares (NYSE ticker symbol, PKY) as of the date of grant.

Compensation expense, including estimated forfeitures, is recognized over the expected vesting period, which is four to seven years from grant date for restricted shares subject to service conditions and four years from grant date for deferred incentive share units. Certain restricted shares have been granted to officers of the Company where vesting is contingent upon achieving the cumulative goals of the GEAR UP Plan, which began January 1, 2006 and ends December 31, 2008. Compensation expense will not be recorded on the shares that vest based on performance conditions until the Company determines that it is probable that the goal will be achieved. Therefore, no expense has been recorded in 2006 and 2007 for these shares.

Restricted shares and deferred incentive share units are forfeited if an employee leaves the Company before the vesting date. Shares and/or units that are forfeited become available for future grant under the 2003 Plan.

Income Taxes

Effective January 1, 1997, the Company elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code of 1986, as amended. The Company completed its reorganization into the UPREIT (Umbrella Partnership REIT) structure effective January 1, 1998. The Company anticipates that the UPREIT structure will enable it to pursue additional investment opportunities by having the ability to offer tax-advantaged operating partnership units to property owners in exchange for properties.

A corporate REIT is a legal entity that holds real estate assets, and through distributions to stockholders, is exempt from the payment of Federal income taxes at the corporate level. To maintain qualification as a REIT, the Company is subject to a number of organizational and operational requirements, including a requirement that it currently distribute to stockholders at least 90% of its annual taxable income.

Net Income Per Common Share

Basic earnings per share ("EPS") are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. In arriving at income available to common stockholders, preferred stock dividends are deducted. Diluted EPS reflects the potential dilution that could occur if share equivalents such as employee stock options, restricted shares, deferred incentive share units, warrants and dilutive 8.34% Series B cumulative convertible preferred stock were exercised or converted into common stock that then shared in the earnings of Parkway.

The computation of diluted EPS is as follows:

	Year Ended December 31		
	2007	2006	2005
	(in thousands, except per share data)		
Numerator:			
Basic and diluted net income available to common stockholders	$14,892	$19,109	$13,661
Denominator:			
Basic weighted average shares	15,482	14,306	14,065
Effect of employee stock options, deferred incentive share units and warrants	166	181	168
Diluted weighted average shares	15,648	14,487	14,233
Diluted earnings per share	$ 0.95	$ 1.32	$ 0.96

The computation of diluted EPS for 2006 and 2005 did not assume the conversion of the 8.34% Series B cumulative convertible preferred stock because their inclusion would have been anti-dilutive. As of December 31, 2006, there were no shares of Series B preferred stock authorized and outstanding.

Reclassifications

Certain reclassifications have been made in the 2006 and 2005 consolidated financial statements to conform to the 2007 classifications with no impact on previously reported net income or stockholders' equity.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 and does not expect the adoption of this Statement on January 1, 2008 to have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" (SFAS No. 141R), which revised the previously issued SFAS No. 141 (SFAS No. 141). SFAS No. 141R retains the fundamental requirements of SFAS No. 141, but expands the scope to include all transactions and other events in which one entity obtains control over one or more other businesses. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of SFAS No. 141R on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" (SFAS No. 160). SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 also amends certain of ARB No. 51's consolidation procedures for consistency with the requirements of SFAS No. 141R. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact of SFAS No. 160 on the Company's consolidated financial statements.

Unaudited Statistical Information

The square feet and percentage leased statistics presented in Notes B, E and H are unaudited.

Note B - Investment in Office and Parking Properties

Included in investment in office and parking properties at December 31, 2007 are 60 office and parking properties located in nine states with an aggregate of 12.0 million square feet of leasable space. This excludes office properties in unconsolidated joint ventures, which are outlined in Note E – Investment in Unconsolidated Joint Ventures. The contract purchase price, excluding closing costs and other adjustments, of office properties acquired during the year ended December 31, 2007 is as follows:

Market Location	Cost (in thousands)
Houston, Texas	$46,500

The Company's acquisitions are accounted for by the purchase method. The results of each acquired property are included in the Company's results of operations from their respective purchase dates.

Summary of Acquisitions

On June 14, 2007, the Fund with Ohio PERS, of which Parkway owns 25%, purchased for $46.5 million 1401 Enclave Parkway, a 209,000 square foot six-story office building in Houston, Texas. The Fund expects to spend $346,000 for closing costs, building improvements, leasing costs and tenant improvements during the first two years of ownership. The purchase was funded with a $28 million first mortgage placement by the Fund and with equity contributions from the partners. In accordance with GAAP, the Fund has been included in the consolidated financial statements of Parkway since Parkway is the sole general partner and has authority to make major decisions on behalf of the Fund, thereby giving Parkway controlling interest.

The purchase price allocated to intangible assets and (liabilities) and weighted average amortization period for each class of asset or liability is as follows for 2007 office property acquisitions (in thousands):

	Amount	Weighted Average Life
Lease in place value	$2,692	4 years
Above market leases	438	3 years
Below market leases	(1,101)	4 years

Subsequent to December 31, 2007, the Company purchased three office investments for a total purchase price of $236.6 million on behalf of the Fund. Of the total purchase price, $215 million represents investments by the Fund and $21.6 million represents an additional investment by Parkway. The investments were funded with $142.2 million in mortgage debt and $94.4 million in equity contributions from partners. Parkway's share of the total equity contribution was $30.1 million and was funded with advances from unsecured bank lines of credit. As of February 15, 2008, the Fund was fully invested.

Summary of Dispositions

On June 29, 2007, the Company sold two office properties, First Tennessee Plaza and Cedar Ridge, totaling 549,000 square feet located in Knoxville, Tennessee for a gross sales price of $59 million. The Company received net cash proceeds from the sale of $56.8 million and the proceeds were used to prepay the $7.4 million first mortgage secured by First Tennessee Plaza and to reduce amounts outstanding under the Company's lines of credit. Parkway recorded a gain on the sale for financial reporting purposes of $20.3 million and expenses related to the prepayment of the mortgage of $494,000 in the second quarter of 2007. Parkway Realty Services, LLC, a subsidiary of the Company, was retained to provide management services for the properties under a five-year agreement. Therefore, all revenue and expense for these properties are included as a component of continuing operations.

Contractual Obligations and Minimum Rental Receipts

Obligations for tenant improvement allowances for leases in place and commitments for building improvements and development costs as of December 31, 2007 are as follows (in thousands):

2008	$44,084
2009	1,142
2010	57
2011	344
Total	$45,627

Minimum future operating lease payments for various equipment leased at the office properties is as follows for operating leases in place as of December 31, 2007 (in thousands):

2008	$ 341
2009	107
2010	93
201	23
Total	$ 564

The following is a schedule by year of future approximate minimum rental receipts under noncancelable leases for office buildings owned as of December 31, 2007 (in thousands):

2008	$180,248
2009	166,389
2010	142,820
2011	117,692
2012	85,633
Thereafter	209,809
	$902,591

NOTE C – OFFICE PROPERTY DEVELOPMENT

On February 28, 2007, the Company purchased 2.5 acres of land in Jackson, Mississippi for $1.8 million. The land was purchased as part of the Company's plan to develop the 194,000 square foot Class A+ office building known as The Pinnacle at Jackson Place ("The Pinnacle"), adjacent to the Company's headquarters building. The estimated cost of the development is $48.5 million with expected completion in the fall of 2008. The Company has received commitments to lease approximately 70% of the new office space from four major customers. Parkway is considering a joint venture structure for the development whereby Parkway will retain an ownership interest of approximately 20%. The development is designed to utilize benefits available under the Gulf Opportunity Zone Act for new developments in areas affected by Hurricane Katrina. During the year ended December 31, 2007, the Company incurred $13.4 million in development costs of the Pinnacle.

On September 1, 2007, Parkway entered into a lease for the parking garage known as Parking at Jackson Place, which is adjacent to the Company's headquarters and The Pinnacle in Jackson, Mississippi. The term of the lease is 60 years with a renewal option for an additional 30 years. Since the fair value of the land is greater than 25% of the total value of the property, the Company is accounting for the component of the lease attributable to the land as an operating lease and the component attributable to the building as a capital lease. The garage was recorded at a cost of $4.1 million.

NOTE D – MORTGAGE LOAN

On November 7, 2007, the Company purchased the B participation piece (the "B piece") of a first mortgage secured by an 844,000 square foot office building in Dallas, Texas known as 2100 Ross for $6.9 million. The B piece was originated by Wachovia Bank, N.A. and has a face value of $10 million and a stated coupon rate of 6.065%. Upon maturity in May 2012, the Company will receive a principal payment of $10 million, which produces a yield to maturity of 15.6%.

NOTE E - INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

In addition to the 60 office and parking properties included in the consolidated financial statements, the Company is also invested in four unconsolidated joint ventures with unrelated investors. These investments are accounted for using the equity method of accounting, as Parkway does not control any of these joint ventures. Accordingly, the assets and liabilities of the joint ventures are not included on Parkway's consolidated balance sheets as of December 31, 2007 and 2006. Information relating to these unconsolidated joint ventures is detailed below (in thousands).

Joint Venture Entity	Property Name	Location	Parkway's Ownership %	Square Feet	Percentage Leased
Wink-Parkway Partnership	Wink Building	New Orleans, LA	50.0%	32	100.0%
Parkway Joint Venture, LLC ("Jackson JV")	UBS/River Oaks	Jackson, MS	20.0%	167	85.7%
RubiconPark I, LLC ("Rubicon JV")	Lakewood/Falls Pointe	Atlanta, GA	20.0%	552	97.5%
	Carmel Crossing	Charlotte, NC			
RubiconPark II, LLC ("Maitland JV")	Maitland 200	Orlando, FL	20.0%	204	100.0%
				955	96.1%

Cash distributions from unconsolidated joint ventures are made to each partner based on their percentage of ownership in each entity. Cash distributions made to partners in joint ventures where the percentage of debt assumed is disproportionate to the ownership percentage in the venture is distributed based on each partner's share of cash available for distribution before debt service, based on their ownership percentage, less the partner's share of debt service based on the percentage of debt assumed by each partner.

Parkway provides management, construction and leasing services for all of the unconsolidated joint ventures except for the Wink-Parkway Partnership, and receives market based fees for these services. The portion of fees earned on unconsolidated joint ventures attributable to Parkway's ownership interest is eliminated in consolidation.

Balance sheet information for the unconsolidated joint ventures is summarized below as of December 31, 2007 and December 31, 2006 (in thousands):

Balance Sheet Information *(unaudited)*

December 31, 2007	Viad JV	Wink Partnership	Jackson JV	Rubicon JV	Maitland JV	Combined Total
Unconsolidated Joint Ventures (at 100%):						
Real Estate, Net	$ -	$ 1,191	$ 15,945	$ 66,914	$ 29,341	$ 113,391
Other Assets	-	282	1,444	7,117	1,109	9,952
Total Assets	$ -	$ 1,473	$ 17,389	$ 74,031	$ 30,450	$ 123,343
Mortgage Debt	$ -	$ 176	$ 12,600	$ 52,000	$ 18,617	$ 83,393
Other Liabilities	-	23	728	1,580	686	3,017
Partners'/Shareholders' Equity	-	1,274	4,061	20,451	11,147	36,933
Total Liabilities and Partners'/Shareholders' Equity	$ -	$ 1,473	$ 17,389	$ 74,031	$ 30,450	$ 123,343
Parkway's Share of Unconsolidated Joint Ventures:						
Real Estate, Net	$ -	$ 595	$ 3,189	$ 13,383	$ 5,868	$ 23,035
Mortgage Debt	$ -	$ 88	$ 2,520	$ 7,200	$ -	$ 9,808
Investment in Joint Ventures	$ -	$ 637	$ (244)	$ 5,433	$ 5,410	$ 11,236

December 31, 2006	Viad JV	Wink Partnership	Jackson JV	Rubicon JV	Maitland JV	Combined Total
Unconsolidated Joint Ventures (at 100%):						
Real Estate, Net	$ -	$ 1,214	$ 16,431	$ 68,053	$ 28,980	$ 114,678
Other Assets	190	256	1,083	6,355	663	8,547
Total Assets	190	$ 1,470	$ 17,514	$ 74,408	$ 29,643	$ 123,225
Mortgage Debt	$ -	$ 275	$ 12,600	$ 52,000	$ 19,061	$ 83,936
Other Liabilities	26	113	493	1,333	489	2,454
Partners'/Shareholders' Equity	164	1,082	4,421	21,075	10,093	36,835
Total Liabilities and Partners'/Shareholders' Equity	$ 190	$ 1,470	$ 17,514	$ 74,408	$ 29,643	$ 123,225
Parkway's Share of Unconsolidated Joint Ventures:						
Real Estate, Net	$ -	$ 607	$ 3,286	$ 13,611	$ 5,796	$ 23,300
Mortgage Debt	$ -	$ 137	$ 2,520	$ 7,200	$ -	$ 9,857
Net Investment in Joint Ventures	$ -	$ 541	$ (150)	$ 5,676	$ 5,112	$ 11,179

Income statement information for the unconsolidated joint ventures is summarized below for the years ended December 31, 2007 and 2006 (in thousands):

Results of Operations (*unaudited*)

	Year Ended December 31, 2007					
	Viad JV (1)	Wink Partnership	Jackson JV	Rubicon JV	Maitland JV	Combined Total
Unconsolidated Joint Ventures (at 100%):						
Revenues	$ -	$ 373	$ 2,875	$ 10,228	$ 4,363	$ 17,839
Operating Expenses	(38)	(93)	(1,274)	(3,856)	(1,662)	(6,923)
Net Operating Income (Loss)	(38)	280	1,601	6,372	2,701	10,916
Interest Expense	-	(22)	(736)	(2,565)	(825)	(4,148)
Loan Cost Amortization	-	(3)	(3)	(63)	(15)	(84)
Depreciation and Amortization	-	(23)	(865)	(2,017)	(720)	(3,625)
Income (Loss) Before Gain on Sale of Real Estate	(38)	232	(3)	1,727	1,141	3,059
Gain on Sale of Real Estate	166	-	-	-	-	166
Net Income (Loss)	$ 128	$ 232	$ (3)	$ 1,727	$ 1,141	$ 3,225
Parkway's Share of Unconsolidated Joint Ventures:						
Income (Loss) Before Gain on Sale of Real Estate	$ (12)	$ 117	$ -	$ 507	$ 396	$ 1,008
Gain on Sale of Real Estate	50	-	-	-	-	50
Net Income	$ 38	$ 117	$ -	$ 507	$ 396	$ 1,058
Depreciation and Amortization	$ -	12	$ 173	$ 403	$ 144	$ 732
Property Management Fees	$ -	$ -	$ 137	$ 348	$ 168	$ 653
Promote Fee	$ 27	$ -	$ -	$ -	$ -	$ 27
Interest Expense	$ -	$ 12	$ 147	$ 354	$ -	$ 513
Loan Cost Amortization	$ -	$ 2	$ -	$ 8	$ -	$ 10
Other Supplemental Information:						
Distributions from Unconsolidated Joint Ventures	$ 89	$ 20	$ 92	$ 750	$ 174	$ 1,125

	Year Ended December 31, 2006					
	Viad JV (1)	Wink Partnership	Jackson JV	Rubicon JV	Maitland JV	Combined Total
Unconsolidated Joint Ventures (at 100%):						
Revenues	$ 5,835	$ 333	$ 2,664	$ 9,923	$ 4,332	$ 23,087
Operating Expenses	(2,968)	(153)	(1,307)	(3,803)	(1,790)	(10,021)
Net Operating Income	2,867	180	1,357	6,120	2,542	13,066
Interest Expense	(2,413)	(28)	(736)	(2,566)	(843)	(6,586)
Loan Cost Amortization	(457)	(3)	(4)	(62)	(14)	(540)
Depreciation and Amortization	(717)	(23)	(535)	(1,791)	(614)	(3,680)
Income (Loss) Before Gain on Sale of Real Estate	(720)	126	82	1,701	1,071	2,260
Gain on Sale of Real Estate	42,693	-	-	-	-	42,693
Net Income	$ 41,973	$ 126	$ 82	$ 1,701	$ 1,071	$ 44,953
Parkway's Share of Unconsolidated Joint Ventures:						
Income (Loss) Before Gain on Sale of Real Estate	$ (217)	$ 63	$ 17	$ 502	$ 386	$ 751
Gain on Sale of Real Estate	13,584	-	-	-	-	13,584
Net Income	$ 13,367	$ 63	$ 17	$ 502	$ 386	$ 14,335
Depreciation and Amortization	$ 216	$ 12	$ 106	$ 358	$ 123	$ 815
Property Management Fees	$ 718	$ -	$ 155	$ 513	$ 140	$ 1,526
Promote Fee	$ 3,851	$ -	$ -	$ -	$ -	$ 3,861
Interest Expense	$ 499	$ 14	$ 145	$ 357	$ -	$ 1,015
Interest Expense – Prepayment	225	-	-	-	-	225
Total Interest Expense	$ 724	$ 14	$ 145	$ 357	$ -	$ 1,240
Loan Cost Amortization	$ 138	$ 1	$ 1	$ 8	$ -	$ 148
Other Supplemental Information:						
Distributions from Unconsolidated Joint Ventures	$ 15,702	$ 40	$ 92	$ 517	$ 378	$ 16,729

(1) Phoenix OfficeInvest, LLC (the "Viad JV") is a joint venture that owned Viad Corporate Center, an office property in Phoenix, Arizona, and a venture in which Parkway owned a 25% interest. On June 23, 2006, the venture sold Viad Corporate Center. Parkway received net proceeds of $15.4 million and recognized a gain of $13.6 million from the sale.

In most cases the Company's share of debt related to its unconsolidated joint ventures is the same as its ownership percentage in the venture. However, in the case of the Rubicon Joint Venture and Maitland Joint Venture, the Company's share of debt is disproportionate to its ownership percentage. The disproportionate debt structure was created to meet the Company's partner's financing criteria. In the Rubicon Joint Venture, Parkway owns a 20% interest in the venture but assumed 13.85% of the debt. In the Maitland Joint Venture, the Company owns a 20% interest in the venture and assumed none of the debt. The terms related to Parkway's share of unconsolidated joint venture mortgage debt are summarized below for December 31, 2007 and 2006 (in thousands):

Parkway's Share of Unconsolidated Joint Ventures' Debt *(unaudited)*

Description	Type of Debt Service	Interest Rate	Maturity	Parkway's Share of Debt	Monthly Debt Service	Loan Balance 12/31/07	Loan Balance 12/31/06
Wink Partnership	Amortizing	8.625%	07/01/09	50.00%	$ 5	$ 88	$ 137
Maitland JV	Interest Only	4.390%	06/01/11	0.00%	-	-	-
Rubicon JV	Interest Only	4.865%	01/01/12	13.85%	30	7,200	7,200
Jackson JV	Interest Only	5.840%	07/01/15	20.00%	12	2,520	2,520
					$ 47	$9,808	$ 9,857
Weighted Average Interest Rate at End of Year						5.149%	5.167%

Parkway's share of the scheduled principal payments on mortgage debt for the unconsolidated joint ventures for each of the next five years and thereafter through maturity as of December 31, 2007 are as follows (in thousands) *(unaudited)*:

Schedule of Mortgage Maturities by Year:	Wink Partnership	Maitland JV	Rubicon JV	Jackson JV	Total
2008	$ 54	$ -	$ -	$ -	$ 54
2009	34	-	100	12	146
2010	-	-	114	33	147
2011	-	-	119	35	154
2012	-	-	6,867	37	6,904
Thereafter	-	-	-	2,403	2,403
	$ 88	$ -	$ 7,200	$ 2,520	$ 9,808

NOTE F – LAND AVAILABLE FOR SALE

At December 31, 2007, Parkway's investment in land available for sale consisted of 12 acres of land in New Orleans, Louisiana with a book value of $1.5 million or .1% of total assets.

NOTE G - NOTES PAYABLE

Notes Payable to Banks

At December 31, 2007, the Company had a total of $212.3 million outstanding under the following lines of credit (in thousands):

Line of Credit	Lender	Interest Rate	Maturity	Outstanding Balance
$9 Million Unsecured Line of Credit	Trustmark National Bank	6.6%	12/07/08	$ 9,000
$15 Million Unsecured Line of Credit	PNC Bank	5.9%	01/28/09	8,349
$236 Million Unsecured Line of Credit (1)	Wachovia Bank	6.1%	04/27/10	135,000
$60 Million Unsecured Term Loan (2)	Wachovia Bank	5.6%	04/27/11	60,000
		6.0%		$ 212,349

(1) The interest rate on the $236 Million Unsecured Line of Credit represents the weighted average interest rate of short-term LIBOR borrowings and includes a $30 million interest rate swap that expires August 31, 2008 and a $50 million interest rate swap that expires June 30, 2008.

(2) The interest rate on the $60 Million Term Loan represents the weighted average interest rate of two interest rate swaps that expire December 31, 2008.

On August 24, 2007, the Company entered into an interest rate swap agreement with US Bank. The interest rate swap is for a $30 million notional amount and fixes the 30-day LIBOR interest rate at 4.924%, which equates to a total interest rate of 6.224%, for the period September 4, 2007 through August 31, 2008. The swap serves as a hedge on the variable interest rates on a portion of the borrowings under the Company's $296 million line.

On December 3, 2007, the Company entered into an interest rate swap agreement with JP Morgan. The interest rate swap is for a $50 million notional amount and fixes the 30-day LIBOR interest rate at 4.38%, which equates to a total interest rate of 5.68%, for the period December 31, 2007 through June 30, 2008. The swap agreement serves as a hedge of the variable interest rates on a portion of the borrowings under the Company's $296 million line.

On December 13, 2007, the Company exercised $96 million of the $110 million accordion feature of its existing unsecured bank credit facility with Wachovia Bank. The Company's credit facility increased from $200 million to $296 million and is comprised of a $60 million term loan maturing April 2011 and a $236 million revolving loan maturing in April 2010, which includes rights to a one-year extension with the same terms through April 2011. The interest rate on the credit facility is currently LIBOR plus 130 basis points. The Company pays an annual administration fee of $35,000 and fees on the unused portion of the revolver ranging between 12.5 and 20 basis points based upon overall Company leverage, with the rate set at 12.5 basis points at December 31, 2007.

The Company's $296 million unsecured credit facility requires compliance with a number of restrictive financial covenants, including tangible net worth, fixed charge coverage ratio, unencumbered interest coverage ratio, total debt to total asset ratio, secured debt to total asset value ratio, secured recourse debt to total asset value ratio and unencumbered pool restrictions. As of December 31, 2007 the Company was in compliance with these financial covenants and had a total of $99 million available to borrow on all unsecured lines of credit.

The $15 million line matures January 28, 2009, is unsecured and is expected to fund the daily cash requirements of the Company's treasury management system. The $15 million line has a current interest rate equal to the 30-day LIBOR rate plus 130 basis points. Under the $15 million line, the Company does not pay annual administration fees or fees on the unused portion of the line.

The $9 million line with Trustmark National Bank is unsecured, has a current interest rate equal to the 30-day LIBOR rate plus 132.5 basis points and matures December 7, 2008. The proceeds of the loan were used to finance the construction of the City Centre Garage, which was completed in 2005.

To protect against the potential for rapidly rising interest rates, the Company entered into interest rate swap agreements in 2007, 2005 and 2004. The Company designated the swaps as cash flow hedges of the variable interest rates on the Company's borrowings under the $296 million line. These swaps are considered to be fully effective and changes in the fair value of the swaps are recognized in accumulated other comprehensive income. The Company's interest rate hedge contracts as of December 31, 2007 and 2006 are summarized as follows (in thousands):

Type of Hedge	Notional Amount	Maturity Date	Reference Rate	Fixed Rate	Fair Market Value Asset/(Liability) December 31 2007	Fair Market Value Asset/(Liability) December 31 2006
Swap	$50,000	06/30/08	1 - Month LIBOR	4.380%	$ 15	$ -
Swap	$30,000	08/31/08	1 - Month LIBOR	4.924%	(133)	-
Swap	$40,000	12/31/08	1 - Month LIBOR	4.360%	(192)	525
Swap	$20,000	12/31/08	1 - Month LIBOR	4.245%	(48)	307
					$ (358)	$ 832

Mortgage Notes Payable

A summary of mortgage notes payable at December 31, 2007 and 2006 which are non-recourse to the Company, is as follows (in thousands):

Office Property	Interest Rate	Monthly Payment	Maturity Date	Carrying Amount of Collateral	Note Balance December 31 2007	Note Balance December 31 2006
Wholly Owned						
Citrus Center	6.000%	$ -	08/01/07	$ 32,297	$ -	$ 18,164
Capital City Plaza	3.670%	298	09/01/08	58,579	42,196	44,167
John Hancock Facility (3 properties)	4.830%	138	03/01/09	27,978	22,450	23,006
John Hancock Facility (3 properties)	5.270%	112	05/01/10	22,042	18,190	18,581
Capitol Center	8.180%	165	09/01/10	34,236	18,465	18,910
One Jackson Place	7.850%	152	10/10/10	15,505	10,661	11,609
Squaw Peak	4.920%	261	12/01/10	40,915	35,339	36,693
Forum I	5.250%	91	06/01/11	17,970	11,731	12,192
Wells Fargo	4.390%	53	07/01/11	11,909	9,345	9,567
233 N. Michigan	4.940%	763	07/11/11	155,772	100,279	104,374
400 North Belt	8.250%	65	08/01/11	9,750	2,431	2,990
Woodbranch	8.250%	32	08/01/11	4,188	1,170	1,440
Bank of America Plaza	7.100%	146	05/10/12	33,059	18,414	18,840
One Park 10 Plaza	7.100%	64	06/01/12	5,845	8,974	9,092
First Tennessee Plaza	7.170%	-	12/15/12	-	-	7,954
Teachers Insurance and Annuity Association (5 properties)	6.210%	565	01/01/16	104,116	83,074	84,644
III East Wacker, LLC	6.290%	804	07/11/16	176,463	148,500	148,500
Morgan Keegan Tower	7.620%	163	10/01/19	28,717	15,258	16,024
Pinnacle at Jackson Place – Subordinate NMTC Loan (3)	3.000%	-	12/27/47	-	-	-
Pinnacle at Jackson Place - Direct Loan (3)	7.250%	-	12/27/47	14,077	1	-
Pinnacle at Jackson Place – Sr NMTC Loan (3)	7.250%	-	12/27/47	-	-	-
Total Wholly Owned		3,872		793,418	546,478	586,747
Consolidated Joint Ventures						
Moore Building Associates LP	7.895%	124	06/01/10	19,359	12,006	12,517
Parkway Properties Office Fund, LP:						
Renaissance Center	5.469%	97	06/01/12	34,885	16,797	17,015
Maitland 100	4.920%	36	10/07/12	13,730	8,820	8,820
555 Winderley Place	4.920%	34	10/07/12	12,108	8,340	8,340
1401 Enclave (2)	5.760%	134	07/10/15	42,337	28,000	-
100 Ashford Center/Peachtree Ridge	5.606%	151	01/08/16	44,806	31,060	31,073
BellSouth Building/Centurion Centre	5.900%	71	06/10/16	21,408	14,400	14,400
Chatham Centre	5.560%	79	01/10/17	25,505	17,100	17,100
Overlook II (1)	5.610%	152	03/01/17	40,157	31,500	-
Total Consolidated Joint Ventures		878		254,295	168,023	109,265
Total Secured Debt		$4,750		$1,047,713	$714,501	$696,012

(1) On February 9, 2007, the Fund placed a $31.5 million ten-year non-recourse first mortgage with an interest rate of 5.61% in connection with the 2006 purchase of Overlook II in Atlanta, Georgia. Payments during the mortgage term will be on an interest only basis and the loan matures on March 1, 2017.

(2) On June 14, 2007, the Fund placed a $28 million eight-year non-recourse first mortgage with a fixed interest rate of 5.76% in connection with the purchase of 1401 Enclave Parkway in Houston, Texas. Monthly payments during the first five years of the mortgage will be on an interest only basis. Monthly principal and interest payments of $164,000 will be made over the remaining term of the loan with a balloon payment due at maturity.

(3) On December 28, 2007, the Company completed the financing facility of The Pinnacle at Jackson Place for a total of $37.6 million. The facility consists of two mortgages, proceeds of which will be used to complete the construction and long-term financing of the building. One of the mortgages is being funded under the Federal New Markets Tax Credit ("NMTC") program which provides funding for development in certain geographic areas or areas that have been designated for Federal relief under the Gulf Opportunity Zone Act. The NMTC mortgage consists of a $23.5 million senior loan and a $6 million subordinate loan, both having a stated maturity of December 2047. Additionally, the facility consists of an $8.1 million loan with the primary arranger of the facility with a stated maturity of December 2047. The NMTC Senior Loan and the Direct Loan bear interest at LIBOR plus 190 basis points during construction; LIBOR plus 175 basis points upon completion of construction and LIBOR plus 150 basis points upon lease-up. The NMTC subordinate loan bears interest at 3%. The Direct Loan can be prepaid without penalty at anytime. The NMTC Senior and Subordinate Loans can be called by the lender at the end of the seventh year.

The aggregate annual maturities of mortgage notes payable at December 31, 2007 are as follows (in thousands):

2008	$ 55,938
2009	36,201
2010	97,477
2011	111,665
2012	63,041
Subsequently	350,179
	$714,501

On March 1, 2007, the Company paid off the $18 million first mortgage secured by Citrus Center in Orlando, Florida which had an interest rate of 6.0% and was scheduled to mature on August 1, 2007.

In connection with the sale of the two Knoxville office properties on June 29, 2007, the Company paid off the $7.4 million first mortgage secured by First Tennessee Plaza and recorded expenses related to the prepayment of the mortgage of $494,000 in the second quarter. The mortgage had an interest rate of 7.17% and was previously scheduled to mature on December 15, 2012.

On February 1, 2008, the Company paid off the mortgage notes payable on 400 North Belt and Woodbranch with a total principal balance of $3.5 million with advances under bank lines of credit. The mortgages had an interest rate of 8.25% and were scheduled to mature on August 1, 2011. Parkway will record expenses related to the prepayment of these mortgages of approximately $400,000 in the first quarter of 2008.

In connection with the Fund investments during the first quarter of 2008 discussed in Note B – Investment in Office and Parking Properties, total mortgage debt was placed in the amount of $142.2 million at a weighted average interest rate of 5.7%. The portion of mortgage debt attributable to the Fund was $129.2 million and $13.0 million was attributable to Parkway. The mortgages are secured by the respective properties, have one to three year interest only periods and mature in 2016.

Note H - Discontinued Operations

All current and prior period income from the following office property dispositions are included in discontinued operations for the years ended December 31, 2007, 2006 and 2005 (in thousands).

Office Property	Location	Square Feet	Date of Sale	Gross Sales Price	Net Book Value of Real Estate	Gain (Loss) on Sale
The Park on Camelback	Phoenix, Arizona	102	09/09/05	$ 17,500	$ 12,526	$ 4,419
250 Commonwealth	Greenville, South Carolina	46	09/14/05	4,020	4,104	(238)
2005 Dispositions		148		$ 21,520	$ 16,630	$ 4,181
Central Station Building	St. Petersburg, Florida	133	08/02/06	$ 15,000	$ 14,338	$ 211
Richmond Centre	Houston, Texas	92	11/29/06	6,906	4,551	2,018
Ashford II	Houston, Texas	59	12/07/06	5,250	2,185	2,854
2006 Dispositions		284		$ 27,156	$ 21,074	$ 5,083

The Company made a decision to sell the above assets because the properties are smaller assets or located in smaller markets that do not fit with the Company's strategy of owning larger assets in institutional markets.

The amount of revenue and expense for these five office properties reported in discontinued operations for the years ended December 31, 2007, 2006 and 2005 is as follows (in thousands):

	Year Ended December 31		
	2007	2006	2005
Revenues			
Revenue from office and parking properties	$ 67	$ 3,043	$ 6,084
	67	3,043	6,084
Expenses			
Office and parking properties:			
Operating expense	(104)	1,905	2,668
Depreciation and amortization	1	582	1,050
	(103)	2,487	3,718
Income from discontinued operations	170	556	2,366
Gain on sale of real estate from discontinued operations	-	5,083	4,181
Total discontinued operations	$ 170	$ 5,639	$ 6,547

Note I - Income Taxes

The Company elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code, commencing with its taxable year ended December 31, 1997. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

In January 1998, the Company completed its reorganization into an umbrella partnership REIT ("UPREIT") structure under which substantially all of the Company's office building real estate assets are owned by an operating partnership, Parkway Properties LP (the "Operating Partnership"). Presently, substantially all interests in the Operating Partnership are owned by the Company and a wholly-owned subsidiary.

At December 31, 2007, the Company had net operating loss ("NOL") carryforwards for federal income tax purposes of $5.3 million which expire at various dates beginning in 2008 through 2018. The utilization of these NOLs can cause the Company to incur a small alternative minimum tax liability.

The Company's income differs for income tax and financial reporting purposes principally because real estate owned has a different basis for tax and financial reporting purposes, producing different gains upon disposition and different amounts of annual depreciation. The following reconciles GAAP net income to taxable income for the years ending December 31, 2007, 2006 and 2005 (in thousands):

	2007 Estimate	2006 Actual	2005 Actual
GAAP net income from REIT operations (1)	$19,692	$25,682	$20,807
GAAP to tax adjustments:			
Depreciation and amortization	19,864	13,623	16,086
Gains and losses from capital transactions	(2,467)	4,283	(2,684)
Share based compensation expense	1,521	863	533
Stock options exercised	(2,096)	(1,615)	(1,166)
Deferred compensation distributions	(712)	(466)	(351)
Other differences	75	182	(664)
Taxable income before adjustments	35,877	42,552	32,561
Less: NOL carryforward	-	-	-
Adjusted taxable income subject to 90% dividend requirement	$35,877	$42,552	$32,561

(1) GAAP net income from REIT operations is net of amounts attributable to minority interest.

The following reconciles cash dividends paid with the dividends paid deduction for the years ending December 31, 2007, 2006 and 2005 (in thousands):

	2007 Estimate	2006 Actual	2005 Actual
Cash distributions paid	$44,849	$44,009	$43,502
Less: Dividends on deferred compensation plan shares	(276)	(303)	(330)
Less: Dividends absorbed by current earnings and profits	(5,740)	(1,154)	(3,114)
Less: Return of capital	(2,956)	-	(7,497)
Dividends paid deduction	$35,877	$42,552	$32,561

The following characterizes distributions paid per common share for the years ending December 31, 2007, 2006 and 2005:

	2007		2006		2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$1.38	53.1%	$0.99	38.1%	$1.98	76.2%
Post May 5, 2003 capital gain	0.38	14.6%	1.17	45.0%	0.13	5.0%
Unrecaptured Section 1250 gain	0.65	25.0%	0.44	16.9%	0.03	1.1%
Return of capital	0.19	7.3%	-	-	0.46	17.7%
	$2.60	100.0%	$2.60	100.0%	$2.60	100.0%

NOTE J - STOCK OPTION AND LONG-TERM COMPENSATION PLANS

Effective January 1, 2003, the stockholders of the Company approved Parkway's 2003 Equity Incentive Plan ("the 2003 Plan") that authorized the grant of up to 200,000 equity based awards to employees of the Company. At present, it is Parkway's intention to grant restricted shares and/or deferred incentive share units instead of stock options to employees of the Company, although the 2003 Plan authorizes various forms of incentive awards, including options. On each July 1 beginning with July, 2004, the number of shares available under the plan will increase automatically by .25% of the number of shares of common stock outstanding on that date (increase of 39,750 and 35,370 shares in 2007 and 2006, respectively), provided that the number of shares available for grant under this plan and the 2001 Directors' Plan shall not exceed 11.5% of the shares outstanding (less the restricted shares issued and outstanding) plus shares issuable on the conversion of outstanding convertible debt and equity securities or the exercise of warrants or other rights to purchase common shares. The 2003 Plan has a ten-year term.

On January 12, 2007, the Board of Directors approved the grant of 35,874 restricted shares to officers of the Company. The shares are valued at $1.9 million and 34,875 shares will vest four years from grant date and 999 shares will vest subject to achievement of the GEAR UP Plan, which will end December 31, 2008.

As of December 31, 2007, a total of 220,999 shares of restricted stock have been granted to officers of the Company. The shares are valued at $9.0 million, which equates to an average price per share of $40.72, with 121,000 shares vesting seven years from the grant date, 66,375 shares vesting four years from grant date and the remaining 33,624 shares vesting upon achievement of the goals of the GEAR UP Plan. The value, including estimated forfeitures, of restricted shares that vest based on service conditions will be amortized to compensation expense ratably over the vesting period for each grant of stock. The value of restricted shares that vest based on performance conditions, in this case achievement of the GEAR UP Plan goals, will be amortized to expense over the applicable vesting period once the Company determines that it is probable that the goal will be achieved. As of December 31, 2007, a total of 21,835 deferred incentive share units have been granted to employees of the Company. The deferred incentive share units are valued at $1.0 million, which equates to an average price per share of $45.96, and the units vest four years from grant date. Compensation expense related to the restricted stock and deferred incentive units of $1.5 million, $863,000 and $533,000 was recognized in 2007, 2006 and 2005, respectively. Total compensation expense related to nonvested awards subject to service conditions not yet recognized was $4.3 million as of December 31, 2007. The weighted average period over which this expense is expected to be recognized is approximately 2.7 years. Total potential compensation associated with shares that vest based on performance conditions is $1.5 million.

On January 14, 2008, the Board of Directors approved the grant of 34,542 restricted shares to officers of the Company. The shares are valued at $1.1 million and 34,375 shares will vest four years from grant date and 167 shares will vest subject to achievement of the GEAR UP Plan.

A summary of the Company's restricted stock and deferred incentive share unit activity under the 2003 Equity Incentive Plan is as follows:

	Restricted Shares	Weighted Average Price	Deferred Incentive Share Units	Weighted Average Price
Outstanding at December 31, 2004	143,500	$35.97	9,487	$35.97
Granted	500	50.57	6,145	44.61
Forfeited	(20,000)	35.19	(1,804)	45.90
Outstanding at December 31, 2005	124,000	36.16	13,828	45.38
Granted	67,500	43.03	8,255	47.78
Forfeited	(3,000)	37.11	(3,277)	45.98
Outstanding at December 31, 2006	188,500	38.60	18,806	46.33
Granted	35,874	52.36	9,800	45.09
Vested	-	-	(2,285)	44.84
Forfeited	(3,375)	46.14	(4,486)	46.15
Outstanding at December 31, 2007	220,999	$40.72	21,835	$45.96

Pro forma information regarding net income and net income per share is required by FAS 123R, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005: risk-free interest of 4.3%, dividend yield of 5.55%; volatility factor of the expected market price of the Company's common stock of .196; and a weighted-average expected life of the options of five years for the 1994 Stock Option Plan, 1991 Directors' Stock Option Plan and 2001 Directors' Stock Option Plan. No options were granted during 2005, 2006 and 2007.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123R to stock-based employee compensation for the years ended December 31, 2005 (in thousands, except per share amounts):

	Year Ended December 31 2005
Net income available to common stockholders, as reported	$ 13,661
Add: Stock based compensation expense included in reported net income	533
Deduct: Stock based compensation expense assuming fair value method for all awards	(641)
Pro forma net income available to common stockholders	$ 13,553
Earnings per common share:	
Basic – as reported	$ 0.97
Basic – pro forma	$ 0.96
Diluted – as reported	$ 0.96
Diluted – pro forma	$ 0.95

A summary of the Company's stock option activity and related information is as follows:

	994 Stock Option Plan		1991 Directors Stock Option Plan		2001 Directors Stock Option Plan	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at December 31, 2004	393,357	$ 30.38	37,500	$ 28.76	45,300	$ 37.31
Exercised	(74,412)	27.97	(2,250)	10.17	-	-
Forfeited	(18,270)	34.72	-	-	-	-
Outstanding at December 31, 2005	300,675	30.72	35,250	29.95	45,300	37.31
Exercised	(104,865)	30.01	(2,250)	16.00	(6,000)	37.54
Forfeited	(4,339)	35.91	-	-	-	-
Outstanding at December 31, 2006	191,471	30.99	33,000	30.90	39,300	37.28
Exercised	(69,856)	30.31	(19,500)	30.76	(9,000)	35.26
Outstanding at December 31, 2007	121,615	$ 31.38	13,500	$ 31.10	30,300	$ 37.88
Vested and Exercisable at December 31, 2007	121,615	$ 31.38	13,500	$ 31.10	30,300	$ 37.88

The total intrinsic value of stock options exercised for the year ended December 31, 2007, 2006, and 2005 was $1.7 million, $1.7 million and $1.5 million, respectively.

Following is a summary of the status of options outstanding at December 31, 2007:

	Outstanding and Exercisable Options			
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
1994 Stock Option Plan				
$26.18 - $31.42	84,336	1.8 years	$30.30	$ 1,474
$31.43 - $36.65	37,279	3.8 years	33.81	521
	121,615	2.4 years	$31.38	$ 1,995
1991 Directors Stock Option Plan				
$26.18 - $31.42	10,500	2.6 years	$30.28	$ 184
$31.43 - $36.65	3,000	1.4 years	34.00	41
	13,500	2.4 years	$31.10	$ 225
2001 Directors Stock Option Plan				
$26.18 - $31.42	6,000	3.4 years	$30.70	$ 102
$31.66 - $36.65	5,800	4.4 years	36.12	68
$36.66 - $41.89	12,000	5.4 years	38.95	106
$41.90 - $47.12	6,500	5.8 years	44.10	24
	30,300	4.9 years	$37.88	$ 300

Note K – Commitments and Contingencies

Legal Matters

Parkway is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. The Company believes that the final outcome of such matters will not have a material effect on our financial statements.

Commitments

Parkway has an investment in Moore Building Associates LP ("MBALP") established for the purpose of owning a commercial office building (the Toyota Center in Memphis, Tennessee). Parkway has a 75% ownership interest in MBALP and acts as the managing general partner of this partnership. In acting as the general partner, the Company is committed to providing additional funding to meet partnership operating deficits up to an aggregate of $1 million.

Standby Letters of Credit

In connection with the first mortgage placed on One Illinois Center, located at 111 East Wacker Drive in Chicago, Illinois, the Company delivered $1.4 million in letters of credit to satisfy the various escrow requirements made by the lender. The letters of credit expire June 30, 2008.

Note L – Other Matters

In connection with the purchase of the Capital City Plaza in Atlanta, Georgia on April 2, 2004, Parkway, through a subsidiary company, issued $15.5 million in preferred membership interests to the seller. The preferred membership interests paid the seller a 7% coupon rate and were issued to accommodate their tax planning needs. The seller previously redeemed $4.8 million of the preferred membership interest. On August 7, 2007, the seller redeemed the remaining $10.7 million of preferred membership interests.

On August 3, 2007, the Board of Directors authorized the repurchase of up to 1.7 million shares of Parkway's outstanding common stock through July 30, 2008. As of December 31, 2007, the Company has purchased approximately 688,000 shares for $29.1 million, which equates to an average price of $42.36 per share.

Supplemental Profit and Loss Information

Included in operating expenses are taxes, principally property taxes, of $34.3 million, $29.0 million and $24.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Supplemental Cash Flow Information and Schedule of Non-Cash Investing and Financing Activity

	Year Ended December 31		
	2007	2006	2005
	(In thousands)		
Supplemental cash flow information:			
Interest paid	$52,707	$42,807	$ 33,374
Income taxes paid (refunded)	(48)	13	(86)
Supplemental schedule of non-cash investing and financing activity:			
Mortgages assumed in purchases	-	47,795	124,530
Mortgage transferred to joint venture	-	-	(19,275)
Restricted shares and deferred incentive share units issued (forfeited)	1,954	1,585	(488)
Shares issued in lieu of Directors' fees	251	170	193
Capital lease obligation	4,040	-	-

Rents Receivable and Other Assets

	December 31	
	2007	2006
	(In thousands)	
Rents receivable	$ 4,124	$ 2,324
Allowance for doubtful accounts	(1,004)	(356)
Straight line rent receivable	20,976	18,441
Other receivables	6,800	5,470
Lease costs (net of accumulated amortization of $27,030 and $18,879, respectively)	34,233	36,422
Loan costs (net of accumulated amortization of $3,653 and $2,861, respectively)	5,309	4,833
Escrow and other deposits	39,014	38,617
Prepaid items	7,089	1,897
Other assets	2,916	2,565
	$119,457	$110,213

Intangible Assets

The following table reflects the portion of the purchase price of office properties allocated to intangible assets in accordance with SFAS 141, as discussed in "Note A". The portion of purchase price allocated to below market lease value and the related accumulated amortization is reflected in the Schedule of Accounts Payable and Other Liabilities within this note.

	December 31	
	2007	2006
	(In thousands)	
Lease in place value	$ 77,648	$ 76,507
Accumulated amortization	(18,344)	(11,081)
Above market lease value	23,208	23,629
Accumulated amortization	(11,793)	(7,255)
	$ 70,719	$ 81,800

Accounts Payable and Other Liabilities

	December 31	
	2007	2006
	(In thousands)	
Office property payables:		
Accrued expenses and accounts payable	$ 28,115	$ 17,468
Accrued property taxes	25,444	24,756
Security deposits	4,270	3,951
Below market lease value	19,878	18,517
Accumulated amortization – below market lease value	(7,792)	(4,547)
Capital lease obligations	4,100	63
Corporate payables	2,642	1,628
Deferred compensation plan liability	5,237	5,401
Dividends payable	1,200	1,200
Accrued payroll	2,291	1,337
Interest payable	3,111	2,885
	$ 88,496	$ 72,659

NOTE M - FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

The carrying amounts for cash and cash equivalents approximated fair value at December 31, 2007 and 2006.

Mortgage Loans

The fair value of the mortgage notes payable are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The aggregate fair value of the mortgage notes payable without recourse at December 31, 2007 was $714.6 million as compared to its carrying amount of $714.5 million. The aggregate fair value of the mortgage notes payable without recourse at December 31, 2006 was $707.2 million as compared to its carrying amount of $696.0 million.

NOTE N – SEGMENT INFORMATION

Parkway's primary business is the ownership and operation of office properties. The Company accounts for each office property or groups of related office properties as an individual operating segment. Parkway has aggregated its individual operating segments into a single reporting segment due to the fact that the individual operating segments have similar operating and economic characteristics.

The Company believes that the individual operating segments exhibit similar economic characteristics such as being leased by the square foot, sharing the same primary operating expenses and ancillary revenue opportunities and being cyclical in the economic performance based on current supply and demand conditions. The individual operating segments are also similar in that revenues are derived from the leasing of office space to customers and each office property is managed and operated consistently in accordance with Parkway's standard operating procedures. The range and type of customer uses of our properties is similar throughout our portfolio regardless of location or class of building and the needs and priorities of our customers do not vary from building to building. Therefore, Parkway's management responsibilities do not vary from location to location based on the size of the building, geographic location or class.

The management of the Company evaluates the performance of the reportable office segment based on funds from operations applicable to common shareholders ("FFO"). Management believes that FFO is an appropriate measure of performance for equity REITs and computes this measure in accordance with the National Association of Real Estate Investment Trusts' ("NAREIT") definition of FFO. Funds from operations is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles "GAAP"), excluding gains or losses from sales of property and extraordinary items under GAAP, plus depreciation and amortization, and after adjustments to derive the Company's pro rata share of FFO of consolidated and unconsolidated joint ventures. Further, the Company does not adjust FFO to eliminate the effects of non-recurring charges. The Company believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. The Company believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of real estate investment trusts among the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Parkway may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. Funds from operations do not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States and is not an indication of cash available to fund cash needs. Funds from operations should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

The following is a reconciliation of FFO and net income available to common stockholders for office properties and total consolidated entities for the years ending December 31, 2007, 2006 and 2005. Amounts presented as "Unallocated and Other" represent primarily income and expense associated with providing management services, corporate general and administration expense, interest expense on unsecured lines of credit and preferred dividends.

	As of or for the year ended December 31, 2007		
	Office Properties	Unallocated and Other	Consolidated
		(in thousands)	
Property operating revenues (a)	$ 246,677	$ -	$ 246,677
Property operating expenses (b)	(114,312)	-	(114,312)
Property net operating income from continuing operations	132,365	-	132,365
Management company income	-	1,605	1,605
Other income	-	528	528
Interest expense (c)	(43,118)	(10,981)	(54,099)
Management company expenses	-	(1,188)	(1,188)
General and administrative expenses	-	(6,597)	(6,597)
Other expense	-	(5)	(5)
Equity in earnings of unconsolidated joint ventures	1,008	-	1,008
Adjustment for depreciation and amortization - unconsolidated joint ventures	732	-	732
Adjustment for depreciation and amortization - discontinued operations	1	-	1
Adjustment for minority interest - real estate partnerships	(7,240)	-	(7,240)
Income from discontinued operations	170	-	170
Gain on non depreciable assets	47	-	47
Dividends on preferred stock	-	(4,800)	(4,800)
Funds from operations available to common stockholders	83,965	(21,438)	62,527
Depreciation and amortization	(77,574)	-	(77,574)
Depreciation and amortization - unconsolidated joint ventures	(732)	-	(732)
Depreciation and amortization - discontinued operations	(1)	-	(1)
Depreciation and amortization - minority interest - real estate partnerships	10,414	-	10,414
Gain on sale of real estate	20,260	-	20,260
Minority interest - unit holders	-	(2)	(2)
Net income (loss) available to common stockholders	$ 36,332	$ (21,440)	$ 14,892
Total assets	$ 1,520,326	$ 15,468	$ 1,535,794
Office and parking properties	$ 1,314,602	$ -	$ 1,314,602
Investment in unconsolidated joint ventures	$ 11,236	$ -	$ 11,236
Capital expenditures (d)	$ 46,957	$ -	$ 46,957

(a) Included in property operating revenues are rental revenues, customer reimbursements, parking income and other income.

(b) Included in property operating expenses are real estate taxes, insurance, contract services, repairs and maintenance and other property operating expenses.

(c) Interest expense for office properties represents interest expense on property secured mortgage debt and interest on subsidiary redeemable preferred membership interests. It does not include interest expense on the unsecured lines of credit, which is included in "Unallocated and Other".

(d) Capital expenditures include capitalized acquisition costs, building improvements, tenant improvements and deferred leasing costs.

	As of or for the year ended December 31, 2006		
	Office Properties	Unallocated and Other	Consolidated
		(in thousands)	
Property operating revenues (a)	$ 210,007	$ -	$ 210,007
Property operating expenses (b)	(99,130)	-	(99,130)
Property net operating income from continuing operations	110,877	-	110,877
Management company income	-	5,329	5,329
Other income	-	40	40
Interest expense (c)	(34,097)	(10,535)	(44,632)
Management company expenses	-	(1,141)	(1,141)
General and administrative expenses	-	(4,651)	(4,651)
Other expense	-	(5)	(5)
Equity in earnings of unconsolidated joint ventures	751	-	751
Adjustment for depreciation and amortization - unconsolidated joint ventures	815	-	815
Adjustment for depreciation and amortization - discontinued operations	582	-	582
Adjustment for minority interest - real estate partnerships	(1,790)	-	(1,790)
Income from discontinued operations	556	-	556
Loss on non depreciable assets	(119)	-	(119)
Dividends on preferred stock	-	(4,800)	(4,800)
Dividends on convertible preferred stock	-	(1,773)	(1,773)
Funds from operations available to common stockholders	77,575	(17,536)	60,039
Depreciation and amortization	(64,655)	-	(64,655)
Depreciation and amortization - unconsolidated joint ventures	(815)	-	(815)
Depreciation and amortization - discontinued operations	(582)	-	(582)
Depreciation and amortization - minority interest - real estate partnerships	2,275	-	2,275
Gain on sale of real estate	17,765	-	17,765
Gain on sale of real estate from discontinued operations	5,083	-	5,083
Minority interest - unit holders	-	(1)	(1)
Net income (loss) available to common stockholders	$ 36,646	$ (17,537)	$ 19,109
Total assets	$ 1,506,753	$ 5,593	$ 1,512,346
Office and parking properties	$ 1,303,213	$ -	$ 1,303,213
Investment in unconsolidated joint ventures	$ 11,179	$ -	$ 11,179
Capital expenditures (d)	$ 34,160	$ -	$ 34,160

(a) Included in property operating revenues are rental revenues, customer reimbursements, parking income and other income.

(b) Included in property operating expenses are real estate taxes, insurance, contract services, repairs and maintenance and other property operating expenses.

(c) Interest expense for office properties represents interest expense on property secured mortgage debt and interest on subsidiary redeemable preferred membership interests. It does not include interest expense on the unsecured lines of credit, which is included in "Unallocated and Other".

(d) Capital expenditures include capitalized acquisition costs, building improvements, tenant improvements and deferred leasing costs.

	As of or for the year ended December 31, 2005		
	Office Properties	Unallocated and Other	Consolidated
		(in thousands)	
Property operating revenues (a)	$ 188,486	$ -	$ 188,486
Property operating expenses (b)	(88,254)	-	(88,254)
Property net operating income from continuing operations	100,232	-	100,232
Management company income	-	2,997	2,997
Other income	-	255	255
Interest expense (c)	(28,326)	(7,118)	(35,444)
Management company expenses	-	(607)	(607)
General and administrative expenses	-	(4,468)	(4,468)
Other expense	-	(5)	(5)
Equity in earnings of unconsolidated joint ventures	1,496	-	1,496
Adjustment for depreciation and amortization - unconsolidated joint ventures	1,057	-	1,057
Adjustment for depreciation and amortization - discontinued operations	1,050	-	1,050
Adjustment for minority interest - real estate partnerships	(1,206)	-	(1,206)
Income from discontinued operations	2,366	-	2,366
Gain (loss) on non depreciable real estate	48	(340)	(292)
Dividends on preferred stock	-	(4,800)	(4,800)
Dividends on convertible preferred stock	-	(2,346)	(2,346)
Funds from operations available to common stockholders	76,717	(16,432)	60,285
Depreciation and amortization	(51,046)	-	(51,046)
Depreciation and amortization - unconsolidated joint ventures	(1,057)	-	(1,057)
Depreciation and amortization - discontinued operations	(1,050)	-	(1,050)
Depreciation and amortization - minority interest - real estate partnerships	1,019	-	1,019
Gain on sale of real estate	1,331	-	1,331
Gain on sale of real estate from discontinued operations	4,181	-	4,181
Minority interest - unit holders	-	(2)	(2)
Net income (loss) available to common stockholders	$ 30,095	$ (16,434)	$ 13,661
Total assets	$ 1,181,263	$ 7,079	$ 1,188,342
Office and parking properties	$ 1,040,929	$ -	$ 1,040,929
Investment in unconsolidated joint ventures	$ 12,942	$ -	$ 12,942
Capital expenditures (d)	$ 32,441	$ -	$ 32,441

(a) Included in property operating revenues are rental revenues, customer reimbursements, parking income and other income.

(b) Included in property operating expenses are real estate taxes, insurance, contract services, repairs and maintenance and other property operating expenses.

(c) Interest expense for office properties represents interest expense on property secured mortgage debt and interest on subsidiary redeemable preferred membership interests. It does not include interest expense on the unsecured lines of credit, which is included in "Unallocated and Other".

(d) Capital expenditures include capitalized acquisition costs, building improvements, tenant improvements and deferred leasing costs.

NOTE O - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized quarterly financial data for the years ended December 31, 2007 and 2006 are as follows (in thousands, except per share data):

	2007			
	First	Second	Third	Fourth
Revenues (other than gains)	$ 61,371	$ 61,516	$ 61,217	$ 63,678
Expenses	(49,359)	(49,864)	(50,237)	(50,216)
Operating Income	12,512	11,652	10,980	13,462
Interest and other income	146	72	90	220
Interest expense	(13,084)	(14,052)	(13,374)	(13,589)
Equity in earnings of unconsolidated joint ventures	305	243	234	226
Gain on sale of joint venture interest and real estate	50	20,260	(3)	-
Minority interest - unit holders	-	-	(2)	-
Minority interest - real estate partnerships	471	1,016	1,088	599
Income (loss) from continuing operations	400	19,191	(987)	918
Income (loss) from discontinued operations	28	49	93	-
Net income (loss)	428	19,240	(894)	918
Dividends on preferred stock	(1,200)	(1,200)	(1,200)	(1,200)
Dividends on convertible preferred stock	-	-	-	-
Net income (loss) available to common stockholders	$ (772)	$ 18,040	$ (2,094)	$ (282)
Net income (loss) per common share:				
Basic	$ (0.05)	$ 1.15	$ (0.14)	$ (0.02)
Diluted	$ (0.05)	$ 1.14	$ (0.14)	$ (0.02)
Dividends per common share	$ 0.65	$ 0.65	$ 0.65	$ 0.65
Weighted average shares outstanding:				
Basic	15,616	15,672	15,507	15,138
Diluted	15,616	15,847	15,507	15,138

	2006			
	First	Second	Third	Fourth
Revenues (other than gains)	$ 49,023	$ 53,312	$ 55,207	$ 57,794
Expenses	(38,677)	(38,153)	(45,353)	(47,399)
Operating Income	10,346	15,159	9,854	10,395
Interest and other income	19	7	8	6
Interest expense	(9,426)	(9,796)	(12,565)	(12,845)
Equity in earnings of unconsolidated joint ventures	410	(84)	198	227
Gain on sale of joint venture interest and real estate	-	13,465	-	4,181
Minority interest - unit holders	-	-	(1)	-
Minority interest - real estate partnerships	80	64	225	116
Income (loss) from continuing operations	1,429	18,815	(2,281)	2,080
Income (loss) from discontinued operations	312	344	130	(230)
Gain on sale of real estate from discontinued operations	-	-	211	4,872
Net income (loss)	1,741	19,159	(1,940)	6,722
Dividends on preferred stock	(1,200)	(1,200)	(1,200)	(1,200)
Dividends on convertible preferred stock	(587)	(586)	(481)	(119)
Net income (loss) available to common stockholders	$ (46)	$ 17,373	$ (3,621)	$ 5,403
Net income (loss) per common share:				
Basic	$ -	$ 1.24	$ (0.25)	$ 0.36
Diluted	$ -	$ 1.20	$ (0.25)	$ 0.36
Dividends per common share	$ 0.65	$ 0.65	$ 0.65	$ 0.65
Weighted average shares outstanding:				
Basic	14,049	14,036	14,236	14,895
Diluted	14,049	15,000	14,236	15,086

FORWARD-LOOKING STATEMENTS

In addition to historical information, certain sections of this Annual Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those that are not in the present or past tense, that discuss the Company's beliefs, expectations or intentions or those pertaining to the Company's capital resources, profitability and portfolio performance and estimates of market rental rates. Forward-looking statements involve numerous risks and uncertainties. The following factors, among others discussed herein and in the Company's filings under the Securities Exchange Act of 1934, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or non-renewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, environmental uncertainties, risks related to natural disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. The success of the Company also depends upon the trends of the economy, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed in the Company's filings under the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as the date hereof. The Company assumes no obligation to update forward-looking statements.

Company Information

Corporate Headquarters
Parkway Properties, Inc.
One Jackson Place, Suite 1000
188 East Capitol Street
Jackson, MS 39201
(601) 948-4091 / 1-800-748-1667

Independent Auditors
Ernst & Young LLP

Registrar and Transfer and Dividend Agent
Wells Fargo Shareowner Services
1-800-468-9716

Shares
The Common Stock of Parkway Properties, Inc., is listed on The New York Stock Exchange under the symbol PKY.

The 8.0% Series D Cumulative Redeemable Preferred Stock of Parkway Properties, Inc., is listed on The New York Stock Exchange under the symbol PKY PrD.

Dividend Reinvestment and Stock Purchase Plan
The Company offers a Dividend Reinvestment and Stock Purchase Plan which allows its shareholders to automatically invest dividends as well as make voluntary cash payments for the purchase of additional shares at a discount. For additional information, contact Wells Fargo Shareowner Services at 1-800-468-9716 or visit our web site at www.pky.com.

Shareholder Information
Information on the Company, including news releases, quarterly reports and Form 10-K, is available at www.pky.com. Questions or requests for information can be e-mailed to the Company at mail@pky.com.

Annual Meeting
The Annual Stockholders Meeting will be held at 2:00 p.m. (C.D.T.) on May 8, 2008, at the Mississippi TelCom Center, 105 Pascagoula Street, Jackson, Mississippi.

Board of Directors

Daniel P. Friedman
New York, NY; Director since 2002; Managing Member, Radiant Partners, LLC

Roger P. Friou
Jackson, MS; Director since 1995; Private Investor

Martin L. Garcia
Tampa, FL; Director since 1998; Managing Director, Pinehill Capital Partners, Inc.; President, Garcia Enterprises of Tampa, Inc.; Hill, Ward & Henderson, P.A.

Matthew W. Kaplan
New York, NY; Director since 2000; Managing Director, Rothschild Realty Managers LLC

Michael J. Lipsey
Orlando, FL; Director since 1997; President, The Lipsey Company

Steven G. Rogers
Jackson, MS; Director since 1996; President since 1993; Chief Executive Officer since 1997

Leland R. Speed
Jackson, MS; Director since 1978; Chairman of the Board since 1980; Chief Executive Officer 1980 to 1997; Chairman of the Board, EastGroup Properties, Inc.

Troy A. Stovall
Jackson, MS; Director since 2007; Senior Vice President of Finance and Operations, Jackson State University

Lenore M. Sullivan
Dallas, TX; Director since 2003; Partner, Perella Weinberg Partners LP

Executive Officers

Steven G. Rogers
President and Chief Executive Officer

J. Mitchell Collins
Executive Vice President, Chief Financial Officer and Secretary

William R. Flatt
Executive Vice President and Chief Operating Officer

James M. Ingram
Executive Vice President and Chief Investment Officer

Mandy M. Pope
Senior Vice President and Controller

Senior Officers

John V. Barton
Senior Vice President

John J. Buckley
Senior Vice President

Roy H. Butts
Senior Vice President and Treasurer

Sarah P. Clark
Senior Vice President, Strategic Planning and Investor Relations

David R. Fowler
Senior Vice President

Thomas C. Maloney
Executive Vice President and Senior Asset Manager

G. Mitch Mattingly
Executive Vice President and Senior Asset Manager

Lisa L. Smith
Senior Vice President

Warren L. Speed
Senior Vice President of People Department

Jack R. Sullenberger
Senior Vice President of Technical Services



PARKWAY
PROPERTIES, INC.
PKY.COM

END